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07 ANNUAL REPORT

METALICO, INC

A DECADE OF ACHIEVEMENT

BUSINESS STRATEGY

Metalico continues to grow by acquisition and internal development projects while diversifying our mix of commodity metal revenues. Metalico executes that strategy by focusing on acquiring platform businesses from which we can become more competitive through concentrated market penetration. We then look for tuck-in acquisitions that we can consolidate into our platform locations and thereby maximize operating efficiency. We also seek expansion opportunities into contiguous markets where we can achieve operating synergies with existing locations. These synergies are being used now to help drive down our cost of raw materials in our fabrication segment.

The Company looks to mitigate commodity price risk by diversifying across several commodity metals and through rapid turnover of its inventories.

Metalico's diversification strategy includes entering into niche sectors of metal recycling, processing and value-added fabricating through acquisitions or internal development.

CORPORATE PROFILE

Metalico is one of the largest full-service scrap metal recyclers in the Northeast United States, with twenty operations in seven states. Our scrap operations involve sourcing, purchasing, processing and reselling ferrous and non-ferrous metals for consumption, primarily by domestic users, and for our own needs as a growing fabricator of non-ferrous metals. Several Metalico operations specialize in the recycling and processing of molybdenum, tungsten and tantalum, as well as platinum, palladium and rhodium. The company also converts aluminum scrap into deoxidizing products for use in the steel industry, drawing upon Metalico scrap operations for raw material supply needs.

Metalico is also a leading fabricator of non-battery lead-based products with five facilities operating in four states. We manufacture more than 100 different end products for retail, commercial and industrial customers nationwide, with recycling of lead-bearing materials accounting for a growing portion of our lead raw material needs.

The Company, founded in 1997, has grown through the acquisition and development of scrap metal, lead fabrication and lead recycling businesses. Headquartered in Cranford, New Jersey, Metalico trades under the symbol MEA on the American Stock Exchange.

CONTENTS

2007 FINANCIAL HIGHLIGHTS

Metalico delivered record results in a year of volatile metal commodity prices, due to a strategy of diversification into a broad range of metals and our lead fabricating segment, combined with the efforts of dedicated employees and management.

(dollars in thousands, except per share amounts)

For The Years Ended December, 31	**2007**	2006	2005	2004	2003
Summary of Operations					
Revenue	**$ 334,213**	$ 207,655	$ 155,237	$ 104,754	$ 51,541
Operating Income	**29,363**	19,903	14,006	10,883	3,162
Net Income	**14,753**	10,328	5,589	6,664	1,981
Capital Expenditures	**11,632**	9,891	3,628	4,612	2,291
Financial Position at Year End					
Net Working Capital	**$ 61,820**	$ 23,895	$16,031	$ 14,184	$ 1,371
Total Debt	**95,103**	18,502	29,318	31,835	11,001
Total Stockholders' Equity	**$ 124,017**	73,713	55,011	45,500	20,708
Earnings Per Common Share					
Net Income:					
Basic	$ 0.51	$ 0.41	$ 0.23	$ 0.37	$ 0.03
Diluted	0.50	0.40	0.23	0.29	0.08


REVENUES
(in millions)
$51.5
$104.8
$155.2
$207.7
$334.2
2003 2004 2005 2006 2007


NET INCOME
(in thousands)
$1,981
$6,664
$5,589
$10,328
$14,753
2003 2004 2005 2006 2007


OPERATING INCOME
(in thousands)
$3,162
$10,883
$14,006
$19,903
$29,363
2003 2004 2005 2006 2007


DILUTED EARNINGS
PER SHARE
$0.08
$0.29
$0.23
$0.40
$0.50
2003 2004 2005 2006 2007

DEAR FELLOW SHAREHOLDERS:

I am glad to report that Metalico has completed its first decade of operations with a year of record revenues, net income, total assets and stockholders' equity. We achieved these exceptional results in part through a very active and successful acquisition program. During the year we acquired four companies, entered new geographic markets and further diversified commodity metals sourced and recycled. Broader commodity diversification and continued strong metal pricing were also important factors helping to shape our success during the year.

Net income once again reached a record, at $14.8 million, and we experienced a fourth consecutive record year of revenues, operating income, and earnings before interest, taxes and depreciation. Stockholders' equity jumped to $124 million, an increase of more than $50 million, or 68%, and total assets more than doubled to $269.6 million from $118.4 million.

Here are highlights from our 2007 financial results:

- Revenues of $334.2 million, an increase of 61% over 2006.
- Net income of $14.8 million, an increase of $4.4 million, or 43%, over 2006.
- Operating income of $29.4 million, a 48% increase over 2006.
- Working Capital jumped to $61.8 million from $23.9 million in 2006.
- Completion of four acquisitions, adding $140 million in annual revenues.

The volume of metal recycled by our scrap yards increased 15% during the year, not counting the contributions from new acquisitions. Including the acquisitions, recycled metal volume increased 40%, to 286,000 gross tons of ferrous scrap and over 89 million pounds of non-ferrous metal.

Our average non-ferrous revenue per pound increased by 67 cents over 2006 to $1.82. For the fourth quarter of 2007, the average non-ferrous selling price was $2.23, reflecting the addition of higher priced non-ferrous metals recycled by operations acquired during 2007. The average ferrous revenue per ton also increased, with a 2007 average of $262 per gross ton compared to $219 for the prior year.

Lead fabricating revenues reached record levels despite lower pounds sold than in 2006. Our raw material cost per pound of lead was extremely volatile in 2007, reaching a high during the fourth quarter which was more than double the 2006 average cost. As quoted on the London Metal Exchange, lead commodity prices doubled from an average of 58.4 cents per pound in 2006 to an average of $1.17 per pound in 2007.

Sustained domestic and international demand for diminishing warehouse stockpiles of many metals, combined with economic uncertainty driving investments into commodities, is pressuring metal prices upward and adding increased volatility. We have seen these conditions extend from 2007 into 2008, and will continue to look for ways to mitigate the impact of our exposure to commodity price volatility.

Our patience and selectivity in pursuing appropriate acquisition targets paid off during 2007. In April we completed the purchase of the assets of Compass Environmental Haulers, Inc., a transporter of construction and demolition debris serving many of our existing customers in the Rochester, New York marketplace. The Compass facility, renamed Metalico Transfer, also operates a construction and demolition debris transfer station with a permitted capacity of 500 tons per day. By the second quarter of 2008 we will complete an expansion of the transfer building to accommodate customer traffic more efficiently, as well as to allow future increases in permitted volume and additional space to extract increased recyclable material from the waste stream.

In June, we closed on the purchase of Tranzact Corporation, a Lancaster, Pennsylvania-based recycler of molybdenum, tantalum and tungsten scrap. Tranzact provides Metalico with a significant entry into the Noble metals recycling industry and further diversifies our metal commodities base. These metals are characterized by their very high unit pricing and their importance in producing stronger, lighter metal alloys used in specialty situations like tool steels.

Two large acquisitions, Annaco, Inc. and Totalcat Group, Inc., were completed in July of 2007, entering Metalico into new regional markets and new commodities. Annaco, based in Akron, Ohio, is one of the largest motor block processors in the country and is a major regional provider of ferrous and non-ferrous scrap. The addition of Annaco's non-ferrous operations also provides Metalico with the potential for expanded raw material supply for our lead and aluminum fabricating facilities.

Metalico acquired 82.5% of the outstanding stock of Totalcat Group, which recycles and manufactures catalytic devices in Newark, New Jersey and West Chester, Pennsylvania. Totalcat primarily processes spent automotive catalytic converters to recover platinum, palladium and rhodium, the Platinum Group Metals (PGM). We see this entry into the PGM industry as a significant step not only into further diversification in commodity metals, but also into consolidating a fragmented PGM industry experiencing rapid annual unit growth.

During late 2007, we completed negotiations and due diligence for the purchase of a second PGM recycling company, and closed on that acquisition in January 2008. With the addition of processing facilities in Gulfport, Mississippi and Austin, Texas, through our American CatCon, Inc. subsidiary, Metalico has firmly established a significant presence in the PGM recycling industry, which is likely to expand.

In an important subsequent event, Metalico just closed on another acquisition in 2008 as a result of negotiations and due diligence performed in late 2007. On May 1st, 2008 we acquired the assets of the Snyder Group, a multi-yard fully integrated scrap metal recycling operation in Western Pennsylvania and West Virginia. This purchase provides Metalico with an exceptional platform, particularly with the Snyder Group's automobile shredder, to expand the volume and profitability of the ferrous component of our business. Given the favorable market trends and the high scrap steel prices that we are experiencing, it is a timely period to increase our exposure to the ferrous commodities. In addition, by retaining all existing principals and management, Metalico has gained the significant industry veteran experience necessary to capitalize on the integration opportunities presented by this acquisition.

Sustained domestic and international demand for metals, tighter public warehouse inventories and the emerging popularity of commodities as investments during inflationary times and periods of uncertainty should continue to provide the metals recycling industry with a growing presence in our economic landscape. As the U.S. transitions away from domestic extractive mining and manufacturing activities, recycling will play an increasingly important role in providing vital raw materials for use by industry and government. While Metalico does sell some recycled metals internationally, the bulk of our metals are sold for consumption by American mills and foundries and other domestic consumers. We are proud of the contribution we make to U.S. industry by selling our scrap predominantly to a domestic consumer network.

Progress on our development projects has been substantial. Our new aluminum smelting plant in Syracuse, New York began production as planned last spring, and is now producing more than 3 million pounds per month of deoxidizing aluminum in various forms. Our goal during 2008 will be to continue to increase sourcing, production and sale of deox products to capture a larger share of this fragmented market. We are already seeing a positive return on invested capital in this project.

We have also made great progress on our high-speed mill project in Birmingham, Alabama. The mill is currently scheduled for delivery and installation in the second quarter of 2008. We expect the mill to be fully operational by the third quarter of this year. With energy and material costs continuing to rise, we anticipate significant savings from the mill's higher production rates, improved operational efficiencies and reduced generation of scrap material.

Metalico is steadfast with its standing commitment to being an environmentally friendly company. We have taken steps to reduce our energy consumption through use of energy efficient burners in the melting process and performing internal reviews to identify and implement energy saving measures. Our operations in New York State obtain 50% of their electrical needs from renewable wind energy sources. For the third year in a row, many of our trucks and off-road operating equipment have been powered with a blend of biodiesel and petroleum diesel fuels. In the winter months we use biodiesel blends of approximately 20% while in the warmer months the biodiesel blend used in our equipment is often 50% or higher.

We have the additional advantage of being environmentally proactive through our investment in Beacon Energy Corporation. We expect Beacon to emerge as a leader in the production and sale of biodiesel utilizing animal fats and other secondary commodity feedstocks. Plan to hear more about Beacon's development during the coming year.

The achievements of the last decade, whether measured as growth from persistence and foresight, or as profits from hard work and strategic planning, are a testament to the dedication of our employees and investors. I credit these individuals again in 2007 with the success achieved by Metalico, and take pride in the great number of employees, investors, customers and suppliers that have joined the Metalico family, either at its inception or through acquisitions, and have remained loyal and supportive all these years.

As we enter our second decade, Metalico is well positioned to continue delivering on our mission of rapid growth, commodity metal diversification and above industry average financial performance.

Sincerely,



Carlos E. Agüero
Chairman, President and Chief Executive Officer
May 2008

REVENUE MIX 2007


24% Ferrous
28% Lead Fabricating
48% Non Ferrous

REVENUE MIX 2006


21% Ferrous
38% Lead Fabricating
41% Non Ferrous

CAPITAL STRUCTURE


16% Credit Facility
23% Long Term Debt
2% Bank & Finance Debt
2% Individual & Company Debt
57% Equity


HEVROLE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32453

Metalico, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-2169780**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

186 North Avenue East Cranford, NJ	**07016**	**(908) 497-9610**
(Address of Principal Executive Offices)	*(Zip Code)*	*(Registrant's Telephone Number)*

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered under Section 12(g) of the Exchange Act:
Common stock, $.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter was $147,172,777.

Number of shares of Common stock, par value $.001, outstanding as of March 7, 2008: 32,329,094

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the 2008 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, and 13 hereof.

METALICO, INC.

FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance, and are identified by words such as "may," "will," "should," "expect," "scheduled," "plan," "intend," "anticipate," "believe," "estimate," "potential," or "continue" or the negative of such terms or other similar words. You should read these statements carefully because they discuss our future expectations, and we believe that it is important to communicate these expectations to our investors. However, these statements are only anticipations. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the factors discussed under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, we do not assume any responsibility for the accuracy and completeness of such statements in the future. Subject to applicable law, we do not plan to update any of the forward-looking statements after the date of this report to conform such statements to actual results.

PART I

Item 1. *Business*

Metalico, Inc. (referred to in this 10-K Report as "the Company," "Metalico," "we," "us," "our," and similar terms) operates in two distinct business segments: (a) ferrous and non-ferrous scrap metal recycling ("Scrap Metal Recycling"), and (b) lead metal product fabricating ("Lead Fabrication"). The Company's operating facilities as of December 31, 2007, included eleven scrap metal recycling facilities located in Buffalo, Rochester, Niagara Falls, Lackawanna, and Syracuse, New York, Akron, Ohio, Newark, New Jersey and West Chester and Quarryville, Pennsylvania and an aluminum de-ox plant located in Syracuse, New York, and five lead product manufacturing and fabricating plants located in Birmingham, Alabama, Healdsburg and Ontario, California, Carson City, Nevada and Granite City, Illinois. The Company markets its products on a national basis but maintains several international customers.

Metalico, Inc. was originally organized as a Delaware corporation in 1997. In 1999 the original Metalico was merged into a Colorado corporation. Later that year, the surviving Colorado corporation was merged into a newly organized Delaware corporation named Metalico, Inc., which continues today as our holding company. Our common stock began trading on the American Stock Exchange on March 15, 2005 under the symbol "MEA."

We maintain a small corporate team that sets our strategic goals and overall strategy. We manage our operations on a decentralized basis, allowing each subsidiary autonomy for its purchasing and sales. The corporate team approves all acquisitions and operating budgets, allocates capital to the business units based upon expected returns and risk levels, establishes succession plans, ensures operations maintain a consistent level of quality, evaluates risk and holds the management of each business unit accountable for the performance of its respective business unit.

SUMMARY OF BUSINESS

Ferrous and Non-Ferrous Scrap Metal Recycling

The Company has concentrated on acquiring and successfully consolidating scrap operations by initially acquiring companies to serve as platforms into which subsequent acquisitions would be integrated. We believe that through the integration of our acquired businesses, we have enhanced our competitive position and profitability of the operations because of broader distribution channels, elimination of redundant functions, greater utilization of operating assets, and improved managerial and financial resources.

We are one of the largest full-service metals recyclers in upstate and Western New York, with seven recycling facilities located in that regional market. We recently expanded our regional market by acquiring scrap processing facilities in Akron, Ohio, Newark, New Jersey and Quarryville, Pennsylvania. Our operations primarily involve the collection and processing of ferrous and non-ferrous metals. We collect industrial and obsolete scrap metal, process it into reusable forms and supply the recycled metals to our ultimate consumers, including electric arc furnace mills, integrated steel mills, foundries, secondary smelters, aluminum recyclers and metal brokers. We acquire unprocessed scrap metals primarily in our local and regional markets and sell to consumers nationally and in Canada as well as to exporters and international brokers. We are also able to supply quantities of scrap aluminum to our aluminum recycling facility and scrap lead to our lead fabricating subsidiaries. We believe that we provide comprehensive product offerings of both ferrous and non-ferrous scrap metals.

Our platform facilities in upstate New York and our recently acquired Akron, Ohio scrap facility have ready access to both highway and rail transportation, a critical factor in our business. In addition to buying, processing and selling ferrous and non-ferrous scrap metals, we manufacture de-oxidizing aluminum ("de-ox"), a form of refined aluminum, for the steel industry. In May 2007, we acquired Tranzact Corporation, a recycler of molybdenum, tantalum and tungsten scrap located in Quarryville, Pennsylvania. In July 2007, we acquired a majority interest in Totalcat Group, Inc., a recycler and manufacturer of catalytic devices from which we obtain platinum, palladium and rhodium, headquartered in Newark, New Jersey. These recent acquisitions have demonstrated our strategy of diversifying our metal mix, which we believe mitigates our exposure to volatile commodity prices.

Our metal recycling business has collection and processing facilities in the following locations:

Location	Number of Facilities
Buffalo, New York	1
Niagara Falls, New York	1
Lackawanna, New York (Hamburg)	1
Rochester, New York	3
Syracuse, New York	1
Newark, New Jersey	1
Akron, Ohio	1
Quarryville, Pennsylvania	1
West Chester, Pennsylvania	1

Ferrous Scrap Industry. Our ferrous (iron-based) products primarily include sheared and bundled scrap metal and other scrap metal, such as turnings and busheling and broken cast iron. We and others in our industry anticipate that the demand for recycled ferrous metals will increase due to the continuing transformation of the world's steel producers from virgin iron ore-based blast furnaces to newer, technologically advanced electric arc furnace mini-mills. The electric arc furnace process, which primarily uses recycled metal compared with the traditional steel-making process that uses significantly less recycled metal, is more environmentally sound and energy efficient. By recycling steel, scarce natural resources are preserved and the need to disrupt the environment with the mining of virgin iron ore is reduced. Further, when recycled metal is used instead of iron ore for new steel production, air and water pollution generated by the production process decreases and energy demand is reduced. Currently, almost half of domestic steel and much of foreign-based steel is produced using scrap in the electric arc furnace process.

Non-Ferrous Scrap Industry. We also sort, process and package non-ferrous metals, which include aluminum, copper, stainless steel, brass, nickel-based alloys and high-temperature alloys, using similar techniques and through application of our technologies. Our recent acquisitions have expanded our non-ferrous metal product line to include higher priced metals such as molybdenum, tungsten and tantalum which we obtain primarily from industrial accounts and the platinum group metals such as platinum, palladium and rhodium which are derived from the processing of catalytic converters, The geographic markets for non-ferrous scrap tend to be larger than those for ferrous scrap due to the higher unit selling prices of non-ferrous metals, which justify the cost of shipping over greater distances. Non-ferrous scrap is sold under multi-load commitments or on a single-load spot basis, either mill-direct or through brokers, to intermediate or end-users which include smelters, foundries and aluminum sheet and ingot manufacturers. Secondary smelters, utilizing processed non-ferrous scrap as raw material, can produce non-ferrous metals at a lower cost than primary smelters producing such metals from ore. This is due to the significant savings in energy consumption, environmental compliance, and labor costs enjoyed by the secondary smelters. These cost advantages, and the long lead-time necessary to construct new non-ferrous primary smelting facilities, have generally resulted in sustained demand and strong prices for processed non-ferrous scrap during periods of high demand for finished non-ferrous metal products.

Lead Fabrication

Through five physical operations located in four states, we consume approximately 93 million pounds of lead metal per year that are utilized in more than one hundred different base products. Our products are sold nationally into diverse industries such as roofing, plumbing, radiation shielding, electronic solders, ammunition, automotive, Department of Defense contractors, and others.

Our Lead Fabrication and Recycling segment has production facilities in the following locations:

- Birmingham, Alabama
- Granite City, Illinois
- Carson City, Nevada

- Healdsburg, California
- Ontario, California

Our sales are concentrated within four main product lines: sheet lead, shot, extruded strip lead, and cast lead. Sheet lead is produced in various sizes, thicknesses, and alloys based upon customer requirements. Sheets are rolled to various thicknesses, cut to customer specifications and shipped to roof flashing manufacturers, fabricators of radiation shielding, sound attenuation and roofing contractors and other users. Shot is produced and sold nationwide primarily to the recreational re-load market under the Lawrence and West Coast Shot brands. We also sell shot to cartridge manufacturers and industrial consumers. Shot is produced in several lead alloys and sizes. Strip lead is produced in rolls of various widths and lengths. Strip lead is used primarily in the roofing industry. Cast lead is typically sold in pig, ingot, brick and rectangular form. Extruded wire and bar are used in plumbing applications, stained glass production, the electronics industry and the radiation shielding industry. Extruded pipe is used in the plumbing and roofing industries. Extruded products are available in flats, rounds, stars, pipe, and custom designed configurations. Other lead products include roof flashings, lead wool, anodes and babbitt.

Business Strategies

Our core business strategy is to grow our scrap metal recycling business through acquisitions in existing, contiguous and new markets, and enhance our position as a high quality producer of recycled metal products through investments in state-of-the-art equipment and to improve operational density. Ferrous and non-ferrous scrap metal recycling represents approximately 60% and 62% of our operating income for the years ended December 31, 2007 and 2006 respectively, before corporate expenses, eliminations, impairment and other nonrecurring charges. Our ferrous and non-ferrous scrap metal recycling operations are the leading processors in their local markets. We intend to continue focusing on increasing our position as the premier recycled metals processor in our existing regional markets and vigorously exploring growth opportunities in contiguous and new geographic markets. In 2007, we acquired four businesses that expanded our regional presence and diversified our commodity base.

Historically, our lead fabrication business has generated reliable cash flows. It does not typically require significant capital expenditures. However, we are currently undertaking a mill replacement project that will improve productivity in our Birmingham, Alabama plant. We intend to improve cash flows and expand our market share in this business primarily by continued focus on operating efficiencies. We will attempt to reduce our largest operating expense, which is our raw material cost, by increasing the number of our suppliers of refined and scrap lead and reduce operating costs through further automation where appropriate. We intend to reduce our other operating and administrative costs through continued integration and further automation of the work flow process at our Alabama-based fabricator. In addition, we intend to grow this business through increased sales and marketing efforts and through acquisition of complementary product lines or competitive business operations should the opportunities present themselves.

We invested a total of $5.0 million in Beacon Energy Corp. (formerly AgriFuel Co.), a privately held corporation organized to produce and market biofuels refined from waste vegetable oil, animal fats, and agricultural feedstocks. Beacon focuses on biodiesel within the market for biofuels, which are alternatives to petroleum-based energy sources made from natural and renewable resources like soybeans and other oil-producing plant materials as well as spent vegetable oils and animal fats from restaurants. Biofuels are clean-burning fuels containing no petroleum that can be used in blends with distillate petroleum products or independently in motor vehicles and in certain home heating systems. Biodiesel is an alternative to various oil distillate products, including diesel and certain home heating oils, that can be used in a variety of diesel engines and home heating systems. The Company has been using blends ranging from 20% to 80% biodiesel (identified in the industry as B20 and B80) since June of 2005 to fuel most of the trucks and off-road heavy equipment used in its New York State operations.

The following are some of our specific business strategies:

Improve operating density. We intend to continue to improve operating density within our existing geographic market. We look to concentrate our customer base by marketing our range of services to existing and potential customers and consumers as well as by supplementing the activities in our existing platforms with complementary tuck-in acquisitions where and as they may become available.

Expand scrap metal recycling. We intend to seek expansion opportunities in contiguous markets and elsewhere. In upstate New York, we plan to continue leveraging our owned facilities through strategic tuck-in acquisitions. We are also pursuing development of auto-shredding capacity, either through an acquisition or internal development, in order to compete in that segment of the scrap metal recycling industry. In addition, we intend to grow through sales and marketing and explore select joint ventures with metal processors and suppliers.

Complete value-creating acquisitions. Our strategy is to target acquisition candidates we believe will earn after-tax returns in excess of our cost of capital. In new markets, we seek to identify and acquire platform businesses that can provide market growth and consolidation opportunities. We believe we are well positioned to make strategic acquisitions, if reasonable purchase prices can be attained. However, we continue to explore strategic opportunities to increase our market share in lead fabrication.

Capture benefits of integration. When we have made acquisitions we have historically sought to capture the benefits of business integration whenever possible. For example, our aluminum smelting and recovery facility located in Syracuse, New York will consume many of the grades of aluminum scrap that our other scrap yards process. This relationship allows these subsidiaries to take advantage of transportation efficiencies, avoid some of the processing costs associated with preparing scrap for sale to third parties, internalize pricing mark-ups and expand service to consumers. In addition, we believe we enjoy a competitive advantage over non-vertically integrated lead fabrication companies as a result of our refining capabilities within our lead fabrication operations. Our Granite City, Illinois plant has the ability to process and refine various forms of scrap lead. Typically scrap lead can be purchased, processed and refined for less cost than refined lead can be purchased from existing suppliers. Our Granite City plant has the capacity to supply Mayco with one-third of its refined lead needs on a monthly basis, subject to cost and availability of scrap lead. We also sell batteries to lead smelting operations which in turn supply lead to Mayco through tolling agreements.

Maximize operating efficiencies. Our goal is to continue improving operating efficiency in both business segments in order to maximize operating margins in our business. We have made significant investments in property, plant and equipment designed to make us a more efficient processor helping us to achieve economies of scale. For example, in our Syracuse operations, we are in the process of bringing a rail spur into the property that will allow us to ship more metal, to reach new consumers and save freight cost. Currently, we are upgrading our Birmingham, Alabama lead mill and plant, which is our primary lead production facility. The purpose of the upgrades is to significantly increase the plant's overall efficiency, both in terms of manufacturing costs and utility costs. We project that the upgraded mill will be operational in mid-2008. We continue to invest in new equipment and make improvements to enhance productivity and to protect the environment such as installing oil water collectors/separators in our scrap yards.

Mitigate commodity price risk. We strive to maintain an appropriate sales mix of ferrous and non-ferrous metal products to reduce commodity price risk. We believe that a diversified scrap metal operation minimizes our exposure to fluctuations in any single metal market. Ferrous scrap metal recycling and non-ferrous scrap metal recycling represent approximately 32.7% and 67.3%, respectively, of our scrap metal revenue for the year ended December 31, 2007 as compared to 33.7% and 66.3% respectively for the year ended December 31, 2006. Our non-ferrous sales are spread over six primary metals groups: aluminum, red metals, lead, high temp alloys, platinum group and noble metal group.

Rapidly turn inventory in order to minimize exposure to commodity price risk and avoid speculation. We consistently turn inventory in order to minimize exposure to commodity price swings and maintain consistent cash flows.

FERROUS AND NON-FERROUS SCRAP METAL RECYCLING

Our recycling operations encompass buying, processing and selling scrap metals. The principal forms in which scrap metals are generated include industrial scrap and obsolete scrap. Industrial scrap results as a by-product generated from residual materials from metal product manufacturing processes. Obsolete scrap consists primarily of residual metals from old or obsolete consumer and industrial products such as doors and window frames, appliances, plumbing fixtures, electrical supply components, automobiles and demolition of structures.

Ferrous Operations

Ferrous Scrap Purchasing. We purchase ferrous scrap from two primary sources: (i) manufacturers who generate steel and iron, known as prompt or industrial scrap; and (ii) scrap dealers, peddlers, auto wreckers, demolition firms, railroads and others who generate steel and iron scrap, known as obsolete scrap. We also collect ferrous scrap from sources other than those that are delivered directly to our processing facilities by placing retrieval boxes at these sources. In addition to these sources, we purchase, at auction or through competitive bidding, obsolete steel and iron from large industrial accounts. The primary factors that determine prices are market demand, competitive bidding, and the composition, quality, size, and quantity of the materials.

Ferrous Scrap Processing. We prepare ferrous scrap metal for resale through a variety of methods including sorting, torching, shearing, cutting, baling, briquetting or breaking. We produce a number of differently sized and shaped products depending upon consumer specifications and market demand.

- *Sorting.* After purchasing ferrous scrap metal, we inspect the material to determine how it can most efficiently be processed to maximize profitability. In some instances, scrap may be sorted and sold without further processing. We separate scrap for further processing according to its size and metallurgical composition by using conveyor systems, crane-mounted electromagnets and/or grapples.

- *Torching, Shearing or Cutting.* Pieces of oversized ferrous scrap, such as obsolete steel girders and used drill pipes, which are too large for other processing, are cut with hand-held acetylene torches, crane-mounted alligator shears or stationary guillotine shears. After being reduced to specific lengths or sizes, the scrap is then sold and shipped to those consumers who can accommodate larger materials in their furnaces, such as mini-mills.

- *Block Breaking.* Obsolete automotive engine blocks are broken into several reusable metal byproducts with specialized machinery that eliminates a labor-intensive process with capability to efficiently and profitably process large volumes. The machinery also includes two oil/water separation systems that partially recover energy from the process.

- *Baling.* We process light-gauge ferrous metals such as clips and sheet iron, and by-products from industrial manufacturing processes, such as stampings, clippings and excess trimmings, by baling these materials into large, dense, uniform blocks. We use cranes, front-end loaders and conveyors to feed the metal into hydraulic presses, which compress the materials into cubes at high pressure to achieve higher density for transportation and handling efficiency.

- *Briquetting.* We process borings and turnings made of steel and iron into briquettes using cold briquetting methods, and sell these briquettes to steel mills or foundries. We possess the technology to control the metallurgical content of briquettes to meet customer specifications.

- *Breaking of Furnace Iron.* We process cast iron which includes blast cast iron, steel pit scrap, steel skulls and beach iron. Large pieces of iron are broken down by the impact of forged steel balls dropped from cranes. The fragments are then sorted and screened according to size and iron content.

Ferrous Scrap Sales. We sell processed ferrous scrap to end-users such as steel mini-mills, integrated steel makers and foundries, and brokers who aggregate materials for large consumers. Most of our consumers purchase processed ferrous scrap according to a negotiated spot sales contract that establishes the price and quantity purchased for the month. The price at which we sell our ferrous scrap depends upon market demand and competitive pricing, as well as quality and grade of the scrap. In many cases, our selling price also includes the cost of rail or truck transportation to the buyer. Ferrous scrap is shipped via truck and rail transportation. Ferrous scrap transported via truck is sold predominately to mills usually located in Pennsylvania, New York and metropolitan Toronto within eight hours of our recycling facilities. Ferrous scrap transported via rail can be shipped anywhere in the continental United States. Our recycling facilities ship primarily via rail to consumers in Pennsylvania, Ohio, Illinois, and Indiana. Ferrous scrap metal sales accounted for 23.6% and 21.0% of revenue for the years ended December 31,

2007 and 2006, respectively. We believe our profitability may be enhanced by our offering a broad product line to a diversified group of scrap metal consumers. Our ferrous scrap sales are accomplished through a calendar month sales program managed regionally.

Non-Ferrous Operations

Non-Ferrous Scrap Purchasing. We purchase non-ferrous scrap from three primary sources: (i) manufacturers and other non-ferrous scrap sources who generate waste aluminum, copper, stainless steel, brass, nickel-based alloys, high-temperature alloys and other metals; (ii) producers of electricity, telecommunication service providers, aerospace, defense, and recycling companies that generate obsolete scrap consisting primarily of copper wire, titanium and high-temperature alloys and used aluminum beverage cans; and (iii) peddlers who deliver directly to our facilities material which they collect from a variety of sources. We also collect non-ferrous scrap from sources other than those that are delivered directly to our processing facilities by placing re-usable retrieval boxes at the sources. The boxes are subsequently transported to our processing facilities usually by company owned trucks.

A number of factors can influence the continued availability of non-ferrous scrap such as the level of manufacturing activity and the quality of our supplier relationships. Consistent with industry practice, we have certain long-standing supply relationships which generally are not the subject of written agreements.

Non-Ferrous Scrap Processing. We prepare non-ferrous scrap metals, principally aluminum, stainless steel, copper and brass for resale by sorting, shearing, wire stripping, cutting, chopping, melting or baling.

- *Sorting.* Our sorting operations separate non-ferrous scrap manually and are aided by conveyor systems and front-end loaders. In addition, many non-ferrous metals are identified and sorted by using grinders and spectrometers and by torching. Our ability to identify metallurgical composition is critical to maximizing margins and profitability. Due to the high value of many non-ferrous metals, we can afford to utilize more labor-intensive sorting techniques than are employed in our ferrous operations. We sort non-ferrous scrap for further processing and upgrading according to type, grade, size and chemical composition. Throughout the sorting process, we determine whether the material can be cost effectively processed further and upgraded before being sold.

- *Copper and Brass.* Copper and brass scrap may be processed in several ways. We sort copper predominantly by hand according to grade, composition and size. We package copper and brass scrap by baling, boxing and other repacking methods to meet consumer specifications.

- *Platinum Group Metals.* We recover the platinum group metals or "PGMs" from scrap ceramic substrate automobile catalytic converters, scrap metal substrate automotive catalysts as well as from catalysts used in stationary and other industrial applications. The converter substrate is recovered from catalytic converters and is shipped to a third party processor who extracts the PGMs from the substrate.

- *Aluminum and Stainless Steel.* We process aluminum and stainless steel based on type of alloy and, where necessary, size the pieces to consumer specifications. Large pieces of aluminum or stainless steel are cut using crane-mounted alligator shears and stationary guillotine shears and are baled individually along with small stampings to produce large bales of aluminum or stainless steel. Smaller pieces of aluminum and stainless steel are boxed individually and repackaged to meet consumer specifications.

- *Thermal Technology.* The aluminum melting and recovery facility used thermal technology in a sweat furnace to separate aluminum from scrap items such as gas meters, transmissions, engine blocks, window and door frames, kegs, and other aluminum scraps bearing iron content. The expanded facility in Syracuse, New York uses a reverberatory furnace providing higher throughput expanded feedstock and greater recovery efficiencies.

- *Other Non-Ferrous Materials.* We process other non-ferrous metals using similar cutting, baling and repacking techniques as are used to process copper and brass. Other significant non-ferrous metals we process come from such sources as molybdenum, tantalum, tungsten, titanium, brass and high-temperature nickel-based alloys which are often hand sorted to achieve maximum value.

Non-Ferrous Scrap Sales. We sell processed non-ferrous scrap to end-users such as specialty steelmakers, foundries, aluminum sheet and ingot manufacturers, copper refineries and smelters, and brass and bronze ingot manufacturers. Prices for non-ferrous scrap are driven by demand for finished non-ferrous metal goods and by the general level of national and international economic activity, with prices generally linked to quotations for primary metal on the London Metal Exchange or COMEX Division of the New York Mercantile Exchange. Suppliers and consumers of non-ferrous metals also use these exchanges to hedge against metal price fluctuations by buying or selling futures contracts. Most of our consumers purchase processed non-ferrous scrap according to a negotiated spot sales contract that establishes the price and quantity purchased for the month. Non-ferrous scrap is shipped predominately via third-party truck to consumers generally located east of the Mississippi River. Non-ferrous metal sales accounted for 48.5% and 41.1% of total revenue for the years ended December 31, 2007 and 2006. The Company does not use futures contracts to hedge prices for its products.

Competition

The markets for scrap metals are highly competitive, both in the purchase of raw scrap and the sale of processed scrap. We compete to purchase raw scrap with numerous independent recyclers and large public scrap processors as well as larger and smaller scrap companies engaged only in collecting industrial scrap. Many of these producers have substantially greater financial, marketing and other resources. Successful procurement of materials is determined primarily by the price and promptness of payment for the raw scrap and the proximity of the processing facility to the source of the unprocessed scrap. We compete in a global market with regard to the sale of processed scrap. Competition for sales of processed scrap is based primarily on the price, quantity and quality of the scrap metals, as well as the level of service provided in terms of consistency of quality, reliability and timing of delivery. Our competitive advantage derives from our ability to source and process substantial volumes, deliver a broad product line to consumers, transport the materials efficiently, and sell scrap in regional, national and international markets and to provide other value-added services to our suppliers and consumers.

We occasionally face competition for purchases of unprocessed scrap from producers of steel products, such as integrated steel mills and mini-mills, that have vertically integrated their current operations by entering the scrap metal recycling business. Many of these producers have substantially greater financial, marketing and other resources. Scrap metals processors also face competition from substitutes for prepared ferrous scrap, such as pre-reduced iron pellets, hot briquetted iron, pig iron, iron carbide and other forms of processed iron. The availability and cost of substitutes for ferrous scrap could result in a decreased demand for processed ferrous scrap, which could result in lower prices for such products.

LEAD FABRICATION

Products

We manufacture a wide variety of lead-based products through our sheet lead, shot, strip lead, and cast lead product lines. Our products are sold nationally into diverse industries such as roofing, plumbing, radiation shielding, electronic solders, ammunition, automotive, Department of Defense contractors, and others.

Products	Available Form	Application
Anodes	Ball; Chunk; Oval; Flat; Round; Star	Plating: Cathodic Protection; Zinc/Copper Production
Antimony Alloys	Bar; Shot; Sheet Lead	Foundry; Ammunition; Construction
Babbitt Alloys	Bar; Ingot; Wire	Bearing Assembly and Repair; Capacitor Manufacturing
Britannia Alloys	Sheet; Strip	Engraving Metal; Organ Pipe; Gasket
Came	Extruded Channel	Stained Glass Assembly and Repair
Hot Pour	Liner	Radiation Shielding
Lead Alloys	Bar; Ingot; Ribbon; Wire; Shot; Sheet; Type; Anode; Wood; Brick; Pipe; Nuclear Case	Industrial Assembly and Repair; Stained Glass; Plumbing; Radiator; Babbitt; Pewter; Reloading
Lead Sheet	Sheet; Roll; Plate; Roof Flashings; Brick	Radiation Shielding; Sound Attenuation; Roof flashing; Storage Tanks; Shower Pans
Pewter	Bar; Ingot	Casting; Forming
Tin Alloys	Bar; Ingot; Wire; Sheet; Anode; Ribbon	Industrial Assembly and Repair
Type Metals	Bar; Ingot	Work-holding Applications; Corrosion Protection

Manufacturing Process

Lead Shot: Ingot or bulk lead is melted at the top levels of shot towers and poured into steel sizing pans. The molten lead drops several stories through the tower, forming a sphere and hardening while in air and ultimately landing in a water tank. After additional processing, lead shot that meets specifications is sorted by size, polished, weighed and packaged as finished product.

Sheet Lead: Ingot or bulk lead is melted and alloying elements are added. After impurities are removed from the surface, the molten lead is then poured into heated molds to form various sized slabs. The slabs are rolled down into lead sheet, strip, anodes, rolls and plates of desired thickness and cut to size.

Extruded Product: Lead ingots in alloyed form are melted and forced through a precast die providing final shape. The cool, hardened product is then cut to the desired length and its thickness is measured to ensure the product meets specifications.

Cast Product: Lead ingots in alloyed forms are melted and poured into precast molds. The cool hardened lead product is trimmed or machined for final use.

Suppliers

We obtain refined lead through multi-month contracts and on occasion on a spot market basis. We have historically bought large quantities of lead when we determined that commodity pricing was favorable, kept very limited amounts of finished product in inventory and scheduled production to fill orders. Principal sources of refined lead are domestic secondary lead smelters, imported primary lead marketed by brokers and, to a lesser extent, domestic primary lead smelters. We also generate refined lead by purchasing an extensive variety of scrap lead and refining it in our processing facilities. Changing lead markets may impact the Company's ability to secure the volume of raw materials needed at pricing considered sustainable before driving consumers to consider substitute products.

Sales, Markets and Customers Served

We sell our lead fabrications nationally. Products are sold to distributors, wholesalers, and the plumbing and building trades and other consumers. We have stable, long-standing relationships with many of our customers. We sell substantial volumes of lead products used in home construction, such as lead flashings and sheet, in many parts of the nation.

Our sales and marketing department consists of internal salespeople who, in addition to sourcing leads for new business, function in a customer service role, working with existing customers. We also use independent sales representatives and product marketing organizations throughout the country.

Competition

Our lead fabrication facilities compete against two fabricators of similar products based in the Southwest who distributes nationally and several smaller regional producers of similar products. To a lesser extent, we also compete against products imported from South America, Canada, Europe and Asia.

Smelting

On May 31, 2006, our Gulf Coast Recycling, Inc. subsidiary ("Gulf Coast") sold substantially all of its assets. As a result, we have exited the secondary lead smelting business.

Seasonality and other conditions

Both the Scrap Metal Recycling and Lead Fabrication segments of our business generally experience seasonal slowness in the months of July and winter months, as customers tend to reduce production and inventories and winter weather impacts construction and demolition activity. In addition, periodic maintenance shutdowns or labor disruptions at our larger customers may have an adverse impact on our operations. Our operations can be adversely affected as well by protracted periods of inclement weather or reduced levels of industrial production, which may reduce the volume of material processed at our facilities.

Employees

At March 3, 2008, we had 612 employees. Thirty-nine of these employees, employed in our Granite City, Illinois facility, are covered by a collective bargaining agreement which expires March 15, 2008. Negotiations on a new collective bargaining agreement for the Granite City facility are proceeding and we do not anticipate a work stoppage. In July 2007, through the acquisition of a scrap processing facility in Akron, Ohio, we acquired an additional forty-two union employees that are covered by a collective bargaining agreement expiring on June 25, 2008.

A strike or work stoppage could impact our ability to operate the Granite City facility or the Akron facility. Our profitability could be adversely affected if increased costs associated with any future labor contracts are not recoverable through productivity improvements, price increases or cost reductions. We believe that we have good relations with our employees.

Recent Developments

On February 12, 2008, our Beacon Energy subsidiary entered into an Asset Purchase Agreement with Smithfield Bioenergy for the purchase of all of Smithfield's biodiesel operation assets for approximately $9.8 million. The agreement contains certain closing date adjustments for inventory (both raw materials and finished product) and customary terms and conditions. The obligations of Smithfield in the transaction have been guaranteed by Smithfield Foods Inc. The transaction is anticipated to close on or about April 15, 2008.

On January 25, 2008, we acquired substantially all of the operating assets of American CatCon Holdings, LLC, which operated a catalytic converter recycling business in Buda and Dallas, Texas, and its affiliate, American Cat Con, LLC, which operated a similar business in Gulfport, Mississippi. These acquisitions further expand our platform and presence in the recycling of Platinum Group Metals contained in catalytic converters. Management believes this industry will experience continued rapid growth from the increasing number of automobiles being de-manufactured every year.

Segment reporting.

See Note 19 to the Company's audited financial statements for the year ended December 31, 2007, located elsewhere in this report.

Available Information

The Company makes available at no cost on its website, www.metalico.com, its reports to the Securities and Exchange Commission (the "SEC") and any amendments to those reports as soon as reasonably practicable after we electronically file or furnish such reports to the SEC. Interested parties should refer to the Investors link on the home page of the Company's website. In addition, the Company's Code of Business Conduct and Ethics and Insider Trading Policy, the charters for the Board of Directors' Audit Committee and Compensation Committee, and the Board's Statement of Nominating Principles and Procedures, all of which were adopted by our Board of Directors, can be found on the Company's website through the Corporate Governance link on the Investors page. The Company will provide these governance documents in print to any stockholder who requests them. Any amendment to, or waiver of, any provision of the Code of Ethics and any waiver of the Code of Business Conduct and Ethics for directors or executive officers will be disclosed on our website under the Corporate Governance link.

Item 1A. *Risk Factors*

Set forth below are risks that we believe are material to our business operations. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business operations.

Prices of commodities we own may be volatile, which may adversely affect our operating results and financial condition.

Although we seek to turn over our inventory of raw or processed scrap metals as rapidly as possible, we are exposed to commodity price risk during the period that we have title to products that are held in inventory for processing and/or resale. Prices of commodities, including scrap metals, can be volatile due to numerous factors beyond our control, including:

- general domestic and global economic conditions, including metal market conditions;
- competition for sourcing metal;
- the financial condition of our major suppliers and consumers;
- the availability of imported finished metal products;
- domestic and international demand for U.S. scrap;
- the availability and relative pricing of scrap metal substitutes;
- import duties and tariffs;
- currency exchange rates; and
- domestic and international labor costs.

Although we have historically attempted to raise the selling prices of our lead fabrication and scrap recycling products in response to an increasing price environment, competitive conditions may limit our ability to pass on price increases to our consumers. Specific to scrap recycling, in a decreasing price environment, we may not have the ability to fully recoup the cost of raw scrap we process and sell to our consumers.

The volatile nature of metal commodity prices makes it difficult for us to predict future revenue trends as shifting international and domestic demand can significantly impact the prices of our products and effect anticipated future results. A slowdown or recession in the United States could have a negative impact on metal prices due to reduced demand. Most of our consumers purchase processed non-ferrous scrap according to a negotiated spot sales contract that establishes the price and quantity purchased for the month. We do not use futures contracts to hedge prices for our products. This volatility, and the resulting unpredictability of revenues and costs, can adversely and materially affect our operating margins and other results of operations.

The profitability of our scrap recycling operations depends, in part, on the availability of an adequate source of supply.

We depend on scrap for our operations and acquire our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metals to us. In periods of low industry prices, suppliers may elect to hold scrap waiting for higher prices. In addition, a slowdown in industrial production in the U.S. could reduce the supply of industrial scrap metal available to us. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operations and financial condition would be materially and adversely affected.

The cyclicality of our industry could negatively affect our sales volume and revenues.

The operating results of the scrap metals recycling industry in general, and our operations specifically are highly cyclical in nature. They tend to reflect and be amplified by general economic conditions, both domestically and internationally. Historically, in periods of national recession or periods of slowing economic growth, the operating results of scrap metals recycling companies have been materially and adversely affected. For example, during recessions or periods of slowing economic growth, the automobile and the construction industries typically experience major cutbacks in production, resulting in decreased demand for steel, copper and aluminum. This leads to significant fluctuations in demand and pricing for our products. Economic downturns in the national and international economy would likely materially and adversely affect our results of operations and financial condition. Our ability to withstand significant economic downturns in the future will depend in part on our levels of debt and equity capital, operating flexibility and access to liquidity.

The volatility of the import and export markets may adversely affect our operating results and financial condition.

Our business may be adversely affected by increases in steel imports into the United States which will generally have an adverse impact on domestic steel production and a corresponding adverse impact on the demand for scrap metals domestically. Our operating results could also be negatively affected by strengthening or weakening in the U.S. Dollar. US dollar weakness provides some support to prices of commodities that are denominated in US dollars but with large non-US consumption and cost bases. For example, appreciation in the Chinese and Indian currencies have increased marginal costs of aluminium and iron ore production, thereby increasing the underlying cost basis for prices. Export markets, including Asia and in particular China, are important to the scrap metal recycling industry. Weakness in economic conditions in Asia and, in particular slowing growth in China, could negatively affect us.

The high cost of lead may impact our ability to sell product

Additional increases in the cost of lead could reduce the demand for lead products by making nonlead-bearing alternatives more cost attractive. Changing lead markets may impact our ability to secure the volume of raw materials needed at pricing considered sustainable before driving consumers to substitute products. Our lead fabrication facilities may be adversely impacted by increases or decreases in lead pricing. For example, a sudden decrease in lead prices would negatively affect our profit margins upon the sale of inventory with a higher lead average carrying cost. Disruptions in domestic or foreign lead refining capacity could impact our ability to secure enough raw materials to meet production requirements. Additionally, fluctuations in lead pricing could negatively impact the supply of raw material for the fabricators.

Our existing indebtedness may adversely affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.

As of December 31, 2007, we had $95.1 million of total debt outstanding, before the application of cash and cash equivalents of $3.3 million available for repayment of such indebtedness. We also had an additional $9.2 million of cash that is restricted for investment by and general working capital needs of Beacon Energy Corp. Subject to certain restrictions, exceptions and financial tests set forth in certain of our debt instruments, we will incur additional indebtedness in the future. We anticipate our debt service payment obligations during the next twelve months, to be approximately $19.7 million, comprised of principal coming due within the next twelve months of $11.4 million plus interest of $8.3 million. As of December 31, 2007, approximately $84.7 million of our debt accrued interest at variable rates. We may experience material increases in our interest expense as a result of increases in general interest rate levels. Based on actual amounts outstanding as of December 31, 2007, if the interest rate on our variable rate debt were to increase by 1%, our annual debt service payment obligations would increase by approximately $847,000. The degree to which we are leveraged could have important negative consequences to the holders of our securities, including the following:

- a substantial portion of our cash flow from operations will be needed to pay debt service and will not be available to fund future operations;
- our ability to obtain additional future financing for acquisitions, capital expenditures, working capital or general corporate purposes could be limited;
- we have increased vulnerability to adverse general economic and metals recycling industry conditions; and
- we are vulnerable to higher interest rates because interest expense on borrowings under our credit agreement is based on margins over a variable base rate.

Our indebtedness contains covenants that restrict our ability to engage in certain transactions and failure to comply with the terms of such indebtedness could result in a default that could have material adverse consequences for us.

Under our senior financing agreements, we are required to satisfy specified financial covenants, including minimum EBITDA covenants, leverage ratios and maximum capital expenditure covenants. Although we are currently in compliance with the covenants and satisfy our financial tests, we have in the past been in technical default under our loan facilities, all of which had been waived. Our ability to comply with these specified financial covenants may be affected by general economic conditions, industry conditions, market fluctuations in metal prices, and other events beyond our control. Our breach of any of the covenants contained in the agreements governing our indebtedness, including our loan agreements, could result in a default under such agreements. In the event of a default, a lender could elect not to make additional loans to us and to declare all amounts borrowed by us, together with accrued interest, to be due and payable. In the event that this occurs, we would likely be unable to repay all such accelerated indebtedness.

We may not generate sufficient cash flow to service all of our debt obligations.

Our ability to make payments on our indebtedness and to fund our operations depends on our ability to generate cash in the future. Our future operating performance is subject to market conditions and business factors that are beyond our control. We might not be able to generate sufficient cash flow to pay the principal and interest on our debt. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. The terms of our debt might not allow for these alternative measures, and such measures might not satisfy our scheduled debt service obligations. In addition, in the event that we are required to dispose of material assets or restructure or refinance our debt to meet our debt obligations, we cannot assure you as to the terms of any such transaction or how quickly such transaction could be completed.

We may seek to make acquisitions that prove unsuccessful or strain or divert our resources.

We continuously evaluate potential acquisitions. We may not be able to complete any acquisitions on favorable terms or at all.

Acquisitions present risks that could materially and adversely affect our business and financial performance, including:

- the diversion of our management's attention from our everyday business activities;
- the contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, the acquired business; and
- the need to expand management, administration, and operational systems.

If we make such acquisitions we cannot predict whether:

- we will be able to successfully integrate the operations and personnel of any new businesses into our business;
- we will realize any anticipated benefits of completed acquisitions; or
- there will be substantial unanticipated costs associated with acquisitions, including potential costs associated with environmental liabilities undiscovered at the time of acquisition.

In addition, future acquisitions by us may result in:

- potentially dilutive issuances of our equity securities;
- the incurrence of additional debt;
- restructuring charges; and
- the recognition of significant charges for depreciation and amortization related to intangible assets.

We may in the future make investments in or acquire companies or commence operations in businesses and industries that are outside of those areas that we have operated historically. We cannot assure that we will be successful in managing any new business. If these investments, acquisitions or arrangements are not successful, our earnings could be materially adversely affected by increased expenses and decreased revenues.

An impairment in the carrying value of goodwill or other acquired intangibles could negatively affect our operating results and net worth.

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangibles represents the fair value of trademarks, trade names and other acquired intangibles as of the acquisition date. Goodwill and other acquired intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by our management at least annually for impairment. If carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Events and conditions that could result in impairment include changes in the industries in which we operate, as well as competition, a significant product liability or environmental claim, or other factors leading to reduction in expected sales or profitability. If the value of goodwill or other acquired intangibles is impaired, our earnings and net worth could be adversely affected.

We intend to develop "greenfield" projects which are subject to risks commonly associated with such projects.

We intend to develop "greenfield" projects, either on our own or through joint ventures. There are risks commonly associated with the start-up of such projects which could result in operating difficulties or delays in the start-up period and may cause us not to achieve our planned production, timing, quality, environmental or cost projections, which could have a material adverse effect on our results of operations, financial condition and cash flows. These risks include, without limitation, difficulties in obtaining permits, equipment failures or damage, errors or miscalculations in engineering, design specifications or equipment manufacturing, faulty construction or workmanship, defective equipment or installation, human error, industrial accidents, weather conditions, failure to comply with environmental and other permits, and complex integration of processes and equipment.

The markets in which we operate are highly competitive. Competitive pressures from existing and new companies could have a material adverse effect on our financial condition and results of operations.

The markets for scrap metal are highly competitive, both in the purchase of raw scrap and the sale of processed scrap. We compete to purchase raw scrap with numerous independent recyclers, large public scrap processors and smaller scrap companies. Successful procurement of materials is determined primarily by the price and promptness of payment for the raw scrap and the proximity of the processing facility to the source of the unprocessed scrap. We occasionally face competition for purchases of unprocessed scrap from producers of steel products, such as integrated steel mills and mini-mills, which have vertically integrated their operations by entering the scrap metal recycling business. Many of these producers have substantially greater financial, marketing and other resources. If we are unable to compete with these other companies in procuring raw scrap, our operating costs could increase.

We compete in a global market with regard to the sale of processed scrap. Competition for sales of processed scrap is based primarily on the price, quantity and quality of the scrap metals, as well as the level of service provided in terms of consistency of quality, reliability and timing of delivery. To the extent that one or more of our competitors becomes more successful with respect to any key factor, our ability to attract and retain consumers could be materially and adversely affected. Our scrap metal processing operations also face competition from substitutes for prepared ferrous scrap, such as pre-reduced iron pellets, hot briquetted iron, pig iron, iron carbide and other forms of processed iron. The availability of substitutes for ferrous scrap could result in a decreased demand for processed ferrous scrap, which could result in lower prices for such products.

Our lead fabrication operations compete against two fabricators of similar products in the Southwest who distributes nationally, and several smaller regional producers of similar products. To a lesser extent, we also compete against products imported from South America, Canada, Europe and Asia. To the extent that one or more of our competitors becomes more successful with respect to any key factor, our ability to attract and retain consumers could be materially and adversely affected.

Unanticipated disruptions in our operations or slowdowns by our shipping companies could adversely affect our ability to deliver our products, which could materially and adversely affect our revenues and our relationship with our consumers.

Our ability to process and fulfill orders and manage inventory depends on the efficient and uninterrupted operation of our facilities. In addition, our products are usually transported to consumers by third-party truck and rail carriers. As a result, we rely on the timely and uninterrupted performance of third party shipping companies and dock workers. Any interruption in our operations or interruption or delay in transportation services could cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused or result in higher transportation costs. As a result, our relationships with our consumers and our revenues and results of operations and financial condition could be materially and adversely affected.

Our operations consume large amounts of electricity and natural gas, and shortages, supply disruptions or substantial increases in the price of electricity and natural gas could adversely affect our business.

The successful operation of our facilities depends on an uninterrupted supply of electricity. Accordingly, we are at risk in the event of an energy disruption. The electricity industry has been adversely affected by shortages in regions outside of the locations of our facilities. Prolonged black-outs or brown-outs or disruptions caused by natural disasters such as hurricanes would substantially disrupt our production. Any such disruptions could materially and adversely affect our operating results and financial condition. Electricity prices have become more volatile with substantial increases over the past year. Additional prolonged substantial increases would have an adverse effect on the costs of operating our facilities and would negatively impact our gross margins unless we were able to fully pass through the additional expense to our consumers.

We depend on an uninterrupted supply of natural gas in our de-ox and lead fabrication facilities. Supply for natural gas depends primarily upon the number of producing natural gas wells, wells being drilled, completed and re-worked, the depth and drilling conditions of these wells and access to dependable methods of delivery. The level of these activities is primarily dependent on current and anticipated natural gas prices. Many factors, such as the supply and demand for natural gas, general economic conditions, political instability or armed conflict in worldwide natural gas producing regions and global weather patterns including natural disasters such as hurricanes affect these prices. Natural gas prices have become very volatile. Additional prolonged substantial increases would have an adverse effect on the costs of operating our facilities and would negatively impact our gross margins unless we were able to fully pass through the additional expense to our consumers. We purchase most of our electricity and natural gas requirements in local markets for relatively short periods of time. As a result, fluctuations in energy prices can have a material adverse effect on the costs of operating our facilities and our operating margins and cash flow.

The loss of any member of our senior management team or a significant number of our managers could have a material adverse effect on our ability to manage our business.

Our operations depend heavily on the skills and efforts of our senior management team, including Carlos E. Agüero, our Chairman, President and Chief Executive Officer, Michael J. Drury, our Executive Vice-President, and the other employees who constitute our executive management team. In addition, we rely substantially on the experience of the management of our subsidiaries with regard to day-to-day operations. We have long-term employment agreements with Messrs. Agüero and Drury and certain other members of our management team. However, there can be no assurance that we will be able to retain the services of any of these individuals. We face intense competition for qualified personnel, and many of our competitors have greater resources than we have to hire qualified personnel. The loss of any member of our senior management team or a significant number of managers could have a material adverse effect on our ability to manage our business. We carry key man life insurance for Carlos E. Agüero.

The concentration of our consumers and our exposure to credit risk could have a material adverse effect on our results of operations and financial condition.

Sales to our ten largest consumers represented approximately 28.7% of consolidated net sales for the year ended December 31, 2007 and 29.0% of consolidated net sales for the year ended December 31, 2006. Sales to our largest consumer represented approximately 8.4% of consolidated net sales for the year ended December 31, 2007, and 6.5% of consolidated net sales for the year ended December 31, 2006. In connection with the sale of our products, we generally do not require collateral as security for consumer receivables. We have significant balances owing from some consumers that operate in cyclical industries and under leveraged conditions that may impair the collectibility of those receivables. The loss of a significant consumer or our inability to collect accounts receivable would negatively impact our revenues and profitability and could materially and adversely affect our results of operations and financial condition.

A significant increase in the use of scrap metal alternatives by current consumers of processed scrap metals could reduce demand for our products.

During periods of high demand for scrap metals, tightness can develop in the supply and demand balance for ferrous scrap. The relative scarcity of ferrous scrap, particularly the "cleaner" grades, and its high price during such periods have created opportunities for producers of alternatives to scrap metals, such as pig iron and direct reduced iron pellets, to offer their products to our consumers. Although these alternatives have not been a major factor in the industry to date, the use of alternatives to scrap metals may proliferate in the future if the prices for scrap metals rise or if the levels of available unprepared ferrous scrap decrease. As a result, we may be subject to increased competition which could adversely affect our revenues and materially and adversely affect our operating results and financial condition.

Our operations are subject to stringent regulations, particularly under applicable environmental laws, which could subject us to increased costs.

The nature of our business and previous operations by others at facilities owned or operated by us make us subject to significant government regulation, including stringent environmental laws and regulations. Among other things, these laws and regulations impose comprehensive statutory and regulatory requirements concerning, among other matters, the treatment, acceptance, identification, storage, handling, transportation and disposal of industrial by-products, hazardous and solid waste materials, waste water, storm water effluent, air emissions, soil contamination, surface and ground water pollution, employee health and safety, operating permit standards, monitoring and spill containment requirements, zoning, and land use, among others. Various laws and regulations set prohibitions or limits on the release of contaminants into the environment. Such laws and regulations also require permits to be obtained and manifests to be completed and delivered in connection with the operations of our businesses, and in connection with any shipment of prescribed materials so that the movement and disposal of such material can be traced and the persons responsible for any mishandling of such material can be identified. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. Violation of such laws and regulations may and do give rise to significant liability, including fines, damages, fees and expenses, and closure of a site. Generally, the governmental authorities are empowered to act to clean up and remediate releases and environmental damage and to charge the costs of such cleanup to one or more of the owners of the property, the person responsible for the release, the generator of the contaminant and certain other parties or to direct the responsible party to take such action. These authorities may also impose a penalty or other liens to secure the parties' reimbursement obligations.

Environmental legislation and regulations have changed rapidly in recent years, and it is possible that we will be subject to even more stringent environmental standards in the future. For these reasons, future capital expenditures for environmental control facilities cannot be predicted with accuracy; however, if environmental control standards become more stringent, our compliance expenditures could increase substantially. Due to the nature of our lead fabrication and scrap metal recycling businesses, it is likely that inquiries or claims based upon environmental laws may be made in the future by governmental bodies or individuals against us and any other scrap metal recycling entities that we may acquire. The location of some of our facilities in urban areas may increase the risk of scrutiny and claims. We cannot predict whether any such future inquiries or claims will in fact arise or the outcome of such matters. Additionally, it is not possible to predict the amounts of all capital expenditures or of any increases in operating costs or other expenses that we may incur to comply with applicable environmental requirements, or whether these costs can be passed on to consumers through product price increases.

Moreover, environmental legislation has been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken but that have been found to affect the environment and to create public rights of action for environmental conditions and activities. As is the case with lead fabrication and scrap metal recycling businesses in general, if damage to persons or the environment has been caused, or is in the future caused, by hazardous materials activities of us or our predecessors, we may be fined and held liable for such damage. In addition, we may be required to remedy such conditions and/or change procedures. Thus, liabilities, expenditures, fines and penalties associated with environmental laws and regulations might be imposed on us in the future, and such liabilities, expenditures, fines or penalties might have a material adverse effect on our results of operations and financial condition.

We are subject to potential liability and may also be required from time to time to clean up or take certain remedial action with regard to sites currently or formerly used in connection with our operations. Furthermore, we may be required to pay for all or a portion of the costs to clean up or remediate sites we never owned or on which we never operated if we are found to have arranged for transportation, treatment or disposal of pollutants or hazardous or toxic substances on or to such sites. We are also subject to potential liability for environmental damage that our assets or operations may cause nearby landowners, particularly as a result of any contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations. Any substantial liability for environmental damage could materially adversely affect our operating results and financial condition, and could materially adversely affect the marketability and price of our stock.

Certain of our sites are contaminated, and we are responsible for certain off-site contamination as well. Such sites may require investigation, monitoring and remediation. The existence of such contamination may result in federal, state, local and/or private enforcement or cost recovery actions against us, possibly resulting in disruption of our operations, and/or substantial fines, penalties, damages, costs and expenses being imposed against us. We expect to require future cash outlays as we incur costs relating to the remediation of environmental liabilities and post-remediation compliance. These costs may have a material adverse effect on our results of operations and financial condition.

Environmental impairment liability insurance, which we only carry on our scrap processing facility in Syracuse for conditions existing there prior to our purchase of the property, is prohibitively expensive and limited in the scope of its coverage. Our general liability insurance policies in most cases do not cover environmental damage. If we incur significant liability for environmental damage not covered by insurance; or for which we have not adequately reserved; or for which we are not adequately indemnified by third parties; our results of operations and financial condition could be materially adversely affected.

In the past we have upon occasion been found not to be in compliance with certain environmental laws and regulations, and have incurred fines associated with such violations which have not been material in amount. We may in the future incur additional fines associated with similar violations. We have also paid some or all of the costs of certain remediation actions at certain sites. On occasion these costs have been material. Material fines, penalties, damages and expenses resulting from additional compliance issues and liabilities might be imposed on us in the future.

Due diligence reviews in connection with our acquisitions to date and environmental assessments of our operating sites conducted by independent environmental consulting firms have revealed that some soil, surface water and/or groundwater contamination, including various metals, arsenic, petrochemical byproducts, waste oils, and volatile organic compounds, is present at certain of our operating sites. Based on our review of these reports, we believe that it is possible that migratory contamination at varying levels may exist at some of our sites, and we anticipate that some of our sites could require investigation, monitoring and remediation in the future. Moreover, the costs of such remediation could be material. The existence of contamination at some of our facilities could adversely affect our ability to sell these properties if we choose to sell such properties, and, may generally require us to incur significant costs to take advantage of any future selling opportunities.

We believe that we are currently in material compliance with applicable statutes and regulations governing the protection of human health and the environment, including employee health and safety. We can give no assurance, however, that we will continue to be in compliance or to avoid material fines, penalties and expenses associated with compliance issues in the future. Descriptions of environmental proceedings pending at this time are set out in "Business — Legal Proceedings."

If negotiations with the representatives of the union to which some of our employees belong are not successful, or if more of our employees become members of unions, our operations could be subject to interruptions, which could adversely affect our results of operations and cash flow.

As of March 3, 2008, approximately 39 of our active employees located at our facility in Granite City, Illinois were represented by the United Steelworkers of America and approximately 42 of our employees located at our scrap processing facility in Akron Ohio were represented by Unite Here. Our agreement with the United Steelworkers of America expires on March 15, 2008 and our agreement with Unite Here expires on June 25, 2008. Negotiations on a new collective bargaining agreement with the United Steelworkers are proceeding and we do not anticipate a work stoppage. Although we are not aware at this time of any current attempts to organize other employees of ours, our employees may organize in the future. If we are unable to successfully renegotiate the terms of the contracts governing our employees currently or in the future or if we experience any extended interruption of operations at any of our facilities as a result of strikes or other work stoppages, our results of operations and cash flows could be materially and adversely affected.

Our operations present significant risk of injury or death. We may be subject to claims that are not covered by or exceed our insurance.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by federal, state and local agencies responsible for employee health and safety, including the Occupational Safety and Health Administration ("OSHA"), which has from time to time levied fines against us for certain isolated incidents. While we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee injury or death that may occur in the future. These types of incidents may not be covered by or may exceed our insurance coverage and may have a material adverse effect on our results of operations and financial condition.

Our business is seasonal and affected by weather conditions, which could have an adverse effect on our revenues and operating results.

Both of our business segments generally experience seasonal slowness in the months of July and winter months, as consumers tend to reduce production and inventories. In addition, periodic maintenance shutdowns or labor disruptions at our larger consumers may have an adverse impact on our operations. Our operations can also be adversely affected by periods of inclement weather, particularly during the winter and during the hurricane season in the Southeast region of the United States, which can adversely impact industrial and construction activity as well as transportation and logistics.

We have incurred and will continue to incur significant increased costs in order to assess our internal controls over financial reporting and our internal controls over financial reporting may be found to be deficient.

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to assess its internal controls over financial reporting and requires auditors to attest to that assessment. Current regulations of the Securities and Exchange Commission, or SEC, require us to include this assessment and attestation in this Annual Report on Form 10-K and annual reports for our future fiscal years.

We have incurred and will continue to incur significant increased costs in maintaining compliance with existing subsidiaries, implementing and testing controls at recently acquired subsidiaries and responding to the new requirements. In particular, the rules governing the standards that must be met for management to assess its internal controls over financial reporting under Section 404 are complex and require significant documentation, testing and possible remediation. Our process of reviewing, documenting and testing our internal controls over financial reporting may cause a significant strain on our management, information systems and resources. We may have to invest in additional accounting and software systems. We will be required to hire additional personnel and to use outside legal, accounting and advisory services. In addition, we will incur additional fees from our auditors as they perform the additional services necessary for them to provide their attestation. If we are unable to favorably assess the effectiveness of our internal control over financial reporting when we are required to, we may be required to change our internal control over financial reporting to remediate deficiencies. In addition, investors may lose confidence in the reliability of our financial statements causing our stock price to decline.

There has been a limited established public trading market for our common stock, and we cannot guarantee that our stock price will not decline after the effective date of this report.

Our common stock began trading on the American Stock Exchange on March 15, 2005 under the symbol "MEA." We cannot predict the price at which our common stock will trade. The price at which our common stock trades may fluctuate significantly. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including our financial results, developments generally affecting our industries, the performance of each of our business segments, our capital structure (including the amount of our indebtedness), general economic, industry and market conditions, the depth and liquidity of the market for our common stock, fluctuations in metal prices, investor perceptions of our business and us, reports by industry analysts, negative announcements by our customers, competitors or suppliers regarding their own performances, and the impact of other Risk Factors discussed in this report.

Applicable Securities and Exchange Commission rules governing the trading of "penny stocks" limits the trading and liquidity of our common stock, which may affect the trading price of our common stock.

Our common stock has traded below $5.00 per share. When stock trades below $5.00 per share it is considered a "penny stock" and is subject to Securities and Exchange Commission rules and regulations which impose limitations upon the manner in which the shares can be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser's written agreement to a transaction prior to sale. If our common stock is considered a "penny stock," these regulations would have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock.

Item 2. ***Properties***

Our facilities are generally comprised of:

- indoor and outdoor processing areas;
- various pieces of production equipment and transportation related equipment;
- warehouses for the storage of repair parts and of unprocessed and processed ferrous and non-ferrous scrap;
- storage yards for unprocessed and processed scrap;
- machine or repair shops for the maintenance and repair of vehicles and equipment;
- scales for weighing scrap;
- loading and unloading facilities;
- administrative offices; and
- garages for transportation equipment.

Our scrap processing facilities have specialized equipment and furnaces for processing various types and grades of scrap metal, which may include: grapples and magnets and front-end loaders to transport and process both ferrous and non-ferrous scrap, crane-mounted alligator or stationary guillotine shears to process large pieces of scrap, wire stripping and chopping equipment, balers and torch cutting stations. Processing operators transport inbound and outbound scrap on a fleet of rolloff trucks, dump trucks, stake-body trucks and lugger trucks.

The majority of our outbound ferrous scrap products are shipped in rail cars generally provided by the railroad company which services three of the Company's scrap locations.

Fabrication facilities include shot towers, rolling mills of various sizes, extrusion presses, mold casting lines and refining kettles used to process and make a variety of lead-based products.

The following table sets forth information regarding our principal properties:

Location	Operations	Buildings Approx. Square. Ft.	Approx. Acreage	Leased/ Owned
Metalico, Inc. 186 North Ave. East Cranford, NJ	Corporate Headquarters	6,190	N/A	Leased(1)
Mayco Industries, Inc. 18 West Oxmoor Rd. Birmingham, AL	Office/ Lead Product Fabrication and Manufacturing and Storage	96,183	7.5	Owned
19 West Oxmoor Rd. Birmingham, AL	Warehouse	75,000	1.7	Leased(2)
Metalico Buffalo, Inc. 127 Fillmore Ave. Buffalo, NY	Office/Scrap Processor/ Metal Storage	312,966	24	Owned
Metalico Granite City, Inc. 1200 16th St. Granite City, IL	Office/ Lead Product Fabrication	180,570	12.5	Owned
Metalico Rochester, Inc. 1515 Scottsville Rd. Rochester, NY	Office/Scrap Processor/ Metal Storage	74,175	12.7	Owned
d/b/a Diversified 50 Portland Ave. Rochester, NY	Office/Scrap Processor/ Metal Storage	27,500	3.2	Owned
Metalico Syracuse, Inc. 6443 Thompson Rd. Dewitt, NY	Office/ Scrap Handling/ Aluminum Melting/ De-Ox Production/Storage	108,000	22	Owned
West Coast Shot, Inc. 32 Red Rock Rd. Carson City, NV	Office/ Lead Product Fabrication/ Storage	6,225	1.5	Owned
Buffalo Hauling Corp. 1951 Hamburg Turnpike Lackawanna, NY	Office/Scrap Handling/ Rail Sittings for Transshipping/Storage	28,992	12	Leased(3)
Metalico Aluminum Recovery, Inc. 1951 Hamburg Turnpike Lackawanna, NY	Storage	81,550	2	Leased(4)
Metalico Niagara, Inc. 2133 Maple Ave. Niagara Falls, NY	Office/Scrap Processor/ Metal Storage	4,050	1	Leased(5)
Santa Rosa Lead Products, Inc. 33 So. University St. Healdsburg, CA	Office/ Lead Product Fabrication and Storage	14,000	1.5	Leased(6)
33 Healdsburg Ave. Healdsburg, CA	Warehouse	2,070	N/A	Leased(7)
3949 Guasti Rd. Ontario, CA	Office/Production/Storage	6,160	N/A	Leased(8)
Metalico Transfer, Inc. 150 Lee Road Rochester, NY	Office/ Waste Transfer Station	35,000	5	Owned

Location	Operations	Buildings Approx. Square. Ft.	Approx. Acreage	Leased/ Owned
Totalcat Group, Inc. .... 2-20 E. Peddie Street Newark, NJ	Office/Catalytic Converter Processor/ Material Storage	22,000	N/A	Leased(9)
901 South Bolmar St. West Chester, PA	Office/ Production/ Material Storage	8,160	N/A	Leased(10)
Metalico Akron, Inc .... 888 Hazel Street Akron, OH	Office/Scrap Processor/ Metal Storage	6,660	10.3	Owned
943 Hazel Street Akron, OH	Scrap Processor/ Metal Storage	34,350	19.7	Owned
Tranzact, Inc. .... 1185 Lancaster Pike Quarryville, PA	Office/ Scrap Processor/ Metal Storage	12,000	2.7	Leased(11)
American CatCon, Inc. .... 17401 Interstate Highway 35 Buda, TX	Office/Catalytic Converter Processor/ Material Storage	30,000	10	Leased(12)
American CatCon, Inc. .... 10123 Southpark Drive Gulfport, MS	Office/Catalytic Converter Processor/ Material Storage	10,000	2.5	Leased(13)

(1) The lease on our corporate headquarters expires June 30, 2009, subject to an automatic renewal clause for three successive three-year periods that is effective unless we give notice at least 180 days prior to the then-effective termination date. The current annual rent is $136,180.

(2) The lease currently expires December 31, 2008. The lessor may terminate at any time on sixty days' written notice. The annual rent is $36,000 for the year ending December 31, 2007.

(3) Lease terminated on May 31, 2007. As of June 1, 2007 a mobile office trailer was purchased and placed on adjacent property. This is a month to month lease at $3,500 a month that includes access to 750 feet of railroad.

(4) The lease expired April 30, 2006. Metalico Aluminum Recovery, Inc. proposed that it would continue to utilize the premises and pay rent for two full years regardless of when it vacates the site and will cooperate with the landlord to find a successor tenant to occupy the site when it does vacate. The landlord did not provide a formal response to this proposal, but has provided an updated payment schedule for the next two years. Metalico Aluminum Recovery, Inc. intends to keep paying rent and to terminate the lease prior to the commencement of the next renewal term.

(5) The lease currently expires October 31, 2010. We have the right to renew for five additional years. The annual rent is $30,000. We also have an option to purchase the underlying premises for a price to be determined. The option expires upon the expiration of the term of the lease, including any renewal term.

(6) The lease expires September 30, 2009. The current rent is $8,000 per month. As of April 1, 2007, the monthly rent increased to $8,400 and the annual rent is $100,800.

(7) We occupy a portion of the premises on a month-to-month lease for a monthly rent of $761.

(8) The lease currently expires July 31, 2010. Monthly rent is $5,132 through July 31, 2008, thereafter $5,337 through July 31, 2009, and thereafter $5,551 through July 31, 2010.

(9) The lease expires on March 31, 2009. The Company has the right to renew for one additional five-year term with a fixed rent increase of 5% over and above the initial term rental rate. The annual rent is $60,000 plus Tenant's proportionate share of municipal property taxes.

(10) The lease commenced on July 14, 2006 and expires on August 14, 2011. The annual rent is $59,160 in year 1; $60,955 in year 2; $62,750 in year 3; 64,627 in year 4; 66,585 in year 5. Tenant has the right, with at least nine months prior written notice to the landlord, to extend the lease for two additional three-year terms.

(11) The lease expires on May 31, 2012 with an option to renew for one five-year period. The annual rent for the initial term is $84,000. Annual rent for renewal term is $96,600. Renewal is automatic unless tenant sends written notice not less than six months prior to expiration of first term.

(12) The lease expires on January 31, 2013. The annual rent is $366,323. Tenant has the right, with at least ninety days prior written notice to the landlord, to extend the lease for one additional five-year term. Annual rent for each year in the renewal term would increase in accordance with increases in the Consumer Price Index. Tenant also holds option to purchase the premises.

(13) The lease expires on June 30, 2008. The monthly rent is $2,500. Tenant has exercised option to purchase the premises, which purchase is expected to close before expiration of lease.

We believe that our facilities are suitable for their present and intended purposes and that we have adequate capacity for our current levels of operation.

Item 3. ***Legal Proceedings***

From time to time, we are involved in various litigation matters involving ordinary and routine claims incidental to our business. A significant portion of these matters result from environmental compliance issues and workers compensation-related claims applicable to our operations. We are involved in litigation and environmental proceedings as described below.

Our Gulf Coast Recycling, Inc. subsidiary ("Gulf Coast"), previously located in Tampa, Florida, is a party to six consent orders governing remediation and monitoring of various sites in the greater Tampa area. All agreed remediation has been completed except for the remediation of the Jernigan Site described in the next paragraph. Substantially all of Gulf Coast's assets, including its real property interests, were sold on May 31, 2006 and Gulf Coast is no longer responsible for on-site or adjacent remediation or monitoring. We believe we and our subsidiary are at this time in material compliance with all of our obligations under the consent orders.

In March 2005, Gulf Coast received an information request and notice of potential liability from the EPA (the "Request and Notice") regarding contamination at a site in Seffner, Florida (the "Jernigan Site") alleged to have occurred in the 1970's. Gulf Coast retained any potential liability for the Jernigan Site when it sold its assets on May 31, 2006. The Request and Notice also identified nine other potentially responsible parties ("PRP's") in addition to Gulf Coast. Effective October 3, 2006, EPA, Gulf Coast, and one other PRP entered into a settlement agreement for the northern portion of the Jernigan Site (the "Northern Settlement Agreement") and EPA, Gulf Coast, and another PRP entered into a settlement agreement for the southern portion of the Jernigan Site (the "Southern Settlement Agreement") providing in each case for the remediation of the affected property. The consulting firm retained by Gulf Coast to perform the remediation has estimated the cost, for both portions of the Jernigan Site, at approximately $2,622,000. Gulf Coast's liability for remediation costs will be reduced by $200,000 as a result of contribution and participation agreements entered into by Gulf Coast and the two PRP's respectively party to the two Settlement Agreements.

On July 12, 2006, Metalico Niles, Inc. ("Metalico Niles"), a subsidiary of Metalico, Inc., entered into an Asset Purchase Agreement with Niles Iron & Metal Company, Inc. ("NIMCO") providing for the purchase of substantially all of the assets of NIMCO other than real property interests (the "Asset Purchase Agreement"). Under the terms of the Asset Purchase Agreement, either party had the right to terminate the Asset Purchase Agreement in the event that the closing of the transaction did not occur by August 31, 2006. The closing did not occur on or prior to August 31, 2006. Metalico Niles elected to terminate the agreement and delivered a written notice of termination to NIMCO on September 5, 2006. On September 29, 2006, NIMCO filed suit against Metalico and Metalico Niles in the Court of Common Pleas of Trumbull County, Ohio, alleging among other things breach of contract by Metalico Niles and seeking specific performance. An amended complaint was filed January 8, 2007. The Company intends to defend the suit vigorously and has counterclaimed against NIMCO for breach of contract and unjust enrichment.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Trading in our common stock commenced on the American Stock Exchange on March 15, 2005 under the symbol "MEA." The table below sets forth, on a per share basis for the period indicated, the high and low closing sale prices for our common stock as reported by the American Stock Exchange.

	Price Range	
	High	Low
Year End December 31, 2007		
First Quarter	$ 5.12	$4.36
Second Quarter	$ 8.51	$4.56
Third Quarter	$ 9.34	$6.34
Fourth Quarter	$12.86	$8.57
Year End December 31, 2006		
First Quarter	$ 4.79	$3.09
Second Quarter	$ 5.84	$3.95
Third Quarter	$ 6.19	$3.36
Fourth Quarter	$ 5.24	$3.57

The closing sale price of our common stock as reported by the American Stock Exchange on March 3, 2008 was $11.63.

Holders

As of March 3, 2008, there were 300 holders of record of our common stock, two holders of warrants to purchase our common stock, and 65 holders of stock options exercisable for shares of our common stock.

Dividends

We have never declared or paid dividends on our common stock, and we do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all our earnings, if any, in the foreseeable future will be used to finance the operation and growth of our business. In addition, our ability to pay dividends to holders of our capital stock is limited by our senior secured credit facility. Any future determination to pay dividends on our common stock is subject to the discretion of our Board of Directors and will depend upon various factors, including, without limitation, our results of operations and financial condition. In addition, at this time our senior secured credit facility prohibits the payment of dividends. We have no preferred stock outstanding.

Shareholder Performance

Set forth below is a line graph comparing the cumulative total stockholder return on our common stock against the cumulative total return of the Russell 2000 Index and the Standard & Poor's Iron and Steel Industry Index Group from March 15, 2005, the first day of public trading of our common stock on the American Stock Exchange, through December 31, 2007. The graph assumes that $100 was invested in the Company's Common Stock and each index on March 15, 2005, and that all dividends were reinvested.

Comparison of Cumulative Total Return



Metalico, Inc.
Russell 2000 Index
S&P Steel Index
DOLLARS
250
200
150
100
50
0
Mar-05
Dec-05
Dec-06
Dec-07

	3/15/05	12/31/05	12/31/06	12/31/07
Metalico, Inc.	100.0	58.3	97.1	207.9
Russell 2000 Index	100.0	107.4	125.7	122.2
S&P Steel Index	100.0	104.9	184.4	219.8

Item 6. *Selected Financial Data*

SELECTED HISTORICAL FINANCIAL DATA

The selected historical financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and notes thereto appearing elsewhere in this Form 10-K. The selected income statement data for the years ended December 31, 2007, 2006 and 2005 and the selected balance sheet data as of December 31, 2007 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this report. The selected income statement data for the years ended December 31, 2004 and 2003 and the selected balance sheet data as of December 31, 2005, 2004 and 2003 have been derived from audited consolidated financial statements that are not included in this Form 10-K. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	($ thousands, except share data)				
Selected Income Statement Data:					
Revenue	$ 334,213	$ 207,655	$ 155,237	$ 104,754	$ 51,541
Costs and expenses					
Operating expenses	278,256	170,090	126,150	82,959	42,412
Selling, general and administrative expenses	20,315	13,772	11,492	8,521	4,424
Depreciation and amortization	6,279	3,890	3,589	2,391	1,543
	304,850	187,752	141,231	93,871	48,379
Operating income	$ 29,363	$ 19,903	$ 14,006	$ 10,883	$ 3,162
Income from continuing operations	$ 15,671	$ 11,619	$ 6,933	$ 6,986	$ 4,610
Discontinued operations	(918)	(1,291)	(1,344)	(322)	(2,629)
Net income	$ 14,753	$ 10,328	$ 5,589	$ 6,664	$ 1,981
Earnings per common share:					
Basic:					
Income from continuing operations	$ 0.54	$ 0.46	$ 0.29	$ 0.39	$ 0.49
Discontinued operations, net	(0.03)	(0.05)	(0.06)	(0.02)	(0.46)
Net Income	$ 0.51	$ 0.41	$ 0.23	$ 0.37	$ 0.03
Diluted:					
Income from continuing operations	$ 0.53	$ 0.45	$ 0.29	$ 0.31	$ 0.20
Discontinued operations, net	(0.03)	(0.05)	(0.06)	(0.02)	(0.12)
Net income	$ 0.50	$ 0.40	$ 0.23	$ 0.29	$ 0.08
Weighted Average Common Shares Outstanding:					
Basic	29,004,254	24,922,942	24,133,406	16,021,575	5,727,243
Diluted	29,338,751	26,016,562	24,317,088	22,856,379	22,805,670
Selected Balance Sheet Data:					
Total Assets	$ 269,570	$ 118,407	$ 101,437	$ 92,963	$ 58,031
Total Debt (Including Current Maturities)	$ 95,103	$ 18,502	$ 29,318	$ 31,835	$ 11,001
Redeemable Preferred and Common Stock	$ —	$ —	$ 1,000	$ 1,200	$ 9,023
Stockholders' Equity	$ 124,017	$ 73,713	$ 55,011	$ 45,500	$ 20,708

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis includes forward-looking statements. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements. Please refer to "Special Note Regarding Forward-Looking Statements" for more information. The results for the periods reflected herein are not necessarily indicative of results that may be expected for future periods.

General

We operate primarily in two distinct business segments (i) ferrous and non-ferrous scrap metal recycling and (ii) lead product fabricating. The Company's operating facilities as of December 31; 2007, included eleven scrap metal recycling facilities located in Buffalo, Rochester, Niagara Falls, Lackawanna, and Syracuse, New York, Akron, Ohio, Newark, New Jersey and West Chester and Quarryville, Pennsylvania and an aluminum de-ox plant located in Syracuse, New York.

The Lead Fabrication and Recycling segment includes five lead fabrication and recycling plants located in Birmingham, Alabama; Healdsburg and Ontario, California; Carson City, Nevada and Granite City, Illinois.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires the use of estimates and judgments that affect the reported amounts and related
disclosures of commitments and contingencies. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

We believe the critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are disclosed in Note 1 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

The Company is divided into two industry segments: Scrap Metal Recycling, which breaks down into two general product categories, ferrous and non-ferrous metals, and Lead Fabrication.

The following table sets forth information regarding the breakdown of revenues between the Company's Scrap Metal Recycling segment and its Lead Fabrication segment ($, pounds and tons in thousands):

	Fiscal Year Ended December 31, 2007			Fiscal Year Ended December 31, 2006			Fiscal Year Ended December 31, 2005		
	Weight	Net Revenues	%	Weight	Net Revenues	%	Weight	Net Revenues	%
Scrap Metal Recycling									
Ferrous metals (weight in tons)	286.0	$ 78,699	23.6	199.0	$ 43,506	21.0	171.0	$ 35,027	22.6
Non-ferrous metals (weight in lbs.)	89,025	162,195	48.5	74,508	85,532	41.1	69,494	52,968	34.1
Total Scrap Metal Recycling		240,894	72.1		129,038	62.1		87,995	56.7
Lead Fabrication (weight in lbs.)	61,686	93,319	27.9	79,178	78,617	37.9	75,573	67,242	43.3
Total Revenue		$334,213	100.0		$207,655	100.0		$155,237	100.0

The following table sets forth information regarding average Metalico selling prices for the past eight quarters. The fluctuation in pricing is due to many factors including domestic and export demand and our product mix.

For the quarter ending:	Average Ferrous Price per ton	Average Non-Ferrous Price per lb.	Average Lead Price per lb.
December 31, 2007	$278	$2.23	$1.98
September 30, 2007	$278	$1.95	$1.67
June 30, 2007	$233	$1.50	$1.30
March 31, 2007	$252	$1.33	$1.23
December 31, 2006	$190	$1.25	$1.15
September 30, 2006	$209	$1.26	$0.93
June 30, 2006	$240	$1.17	$0.98
March 31, 2006	$236	$0.90	$0.95

The results of the Scrap Metal Recycling segment operations depend in large part upon demand and prices for recycled metals in world markets and steel products in the Northeastern United States. Until recently, metals prices tracked historical patterns but the continued run-up in metals prices in the last few years has made the cumulative price increase significantly larger than usual. The drivers of the unusually strong run-up in metals prices are well known, Asian (especially Chinese) demand and the prospect of continued short-term supply shortages. In the late 1990s and the early 2000s, there was low investment throughout the metals sector that followed a period of earlier price declines. Some analysts have suggested that the intensity of the price upswing in this recent cycle has been exacerbated by new factors — the increasing weight of rapidly growing emerging markets (especially China and India) in the world economy and activity of financial investors (especially fund managers) in commodity markets.

Ferrous recyclers saw lower average prices in the latter part of 2006. Markets were affected by foreign buyers leaving the market for periods of time allowing domestic consumers to reduce their purchase prices. Since then however, prices have rebounded to record highs. The increased demand can be attributed to continued expansion of foreign economies.

Prices for non-ferrous metals reached record levels in 2007 and continue into 2008 as the demand for metals continued to outpace supplies. The global aluminum industry saw a tightening in supply in both years, thus pushing aluminum prices to 12-year highs in early 2007. From January 1, 2005 through December 31, 2007, the prices of nickel and zinc have increased by 70% and 80% respectively, while copper prices have more than doubled during that same period. In early 2008, the price of platinum reached record levels of over $2,200 per ounce. The scenario was similar in the case of other non-ferrous metals on account of depleting stockpiles and sustained demand.

The Lead Fabrication segment is impacted by the price of lead. The lead fabrication business can be positively affected by lower pricing of raw lead metals. Between December 31, 2004 and December 31, 2007, the spot price of lead on the London Metal Exchange increased 140%. In a business environment of increasing raw material costs like this, lead fabricators rely on their ability to pass on these increased lead raw material prices to maintain their profitability.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Consolidated net sales increased by $126.5 million, or 60.9%, to $334.2 million in the year ended December 31, 2007, compared to consolidated net sales of $207.7 million in the year ended December 31, 2006. Acquisitions during the year ending December 31, 2007 added $84.9 million to consolidated net sales. Excluding acquisitions, the Company reported increases in average metal selling prices representing $51.4 million. The higher average selling prices were offset by a $9.8 million decrease attributable to lower selling volume.

Scrap Metal Recycling

Ferrous Sales

Ferrous sales increased by $35.2 million, or 80.9%, to $78.7 million in the year ended December 31, 2007, compared to ferrous sales of $43.5 million in the year ended December 31, 2006. Acquisitions during the year ending December 31, 2007 added $23.6 million to ferrous sales. Excluding acquisitions, the increase in ferrous sales was attributable to additional volume sold of 31,600 tons, or 15.9%, amounting to $7.0 million and an increase in average selling prices totaling $4.6 million. The average selling price for ferrous products was approximately $262 per ton for the year ended December 31, 2007 compared to $219 per ton for the year ended December 31, 2006.

Non-Ferrous Sales

Non-ferrous sales increased by $76.7 million, or 89.7%, to $162.2 million in the year ended December 31, 2007, compared to non-ferrous sales of $85.5 million in the year ended December 31, 2006. Acquisitions during the year ending December 31, 2007 added $61.4 million to non-ferrous sales. Excluding acquisitions, the increase in non-ferrous sales was attributable to an increase in average selling price amounting to $14.4 million and an increase in volume of $869,000. The average selling price for non-ferrous products was approximately $1.82 per pound for the year ended December 31, 2007 compared to $1.15 per pound for the year ended December 31, 2006.

Lead Fabrication

Sales

Lead fabrication sales increased by $14.7 million, or 18.7%, to $93.3 million in the year ended December 31, 2007 compared to lead fabrication sales of $78.6 million in the year ended December 31, 2006. The increase was due to higher average selling prices offset by lower sales volumes. The average selling price for lead fabricated products was approximately $1.51 per pound for the year ended December 31, 2007, compared to $0.99 per pound for the year ended December 31, 2006, an increase of approximately 52.5%, accounting for $32.3 million of the total increase in lead fabricated product sales. A decrease in sales volume of approximately 17.5 million pounds sold totaling $17.6 million offset the total increase in sales of lead fabricated products.

Operating Expenses

Operating expenses increased by $108.2 million, or 63.6%, to $278.3 million for the year ended December 31, 2007 compared to operating expenses of $170.1 million for the year ended December 31, 2006. Acquisitions in the year ended December, 2007 added $73.3 million to the increase in operating expenses Excluding acquisitions, the increase in operating expenses was due to a $34.1 million increase in the cost of purchased metals and a $751,000 increase in other operating expenses. These operating expense changes include increases in energy costs of $786,000, wages and benefits of $298,000 and freight charges of $226,000. These costs were offset by reductions in insurance costs of $194,000 and other operating cost reductions of $365,000.

Selling, General and Administrative

Selling, general and administrative expenses increased by $6.5 million, or 47.1%, to $20.3 million for the year ended December 31, 2007, compared to $13.8 million for the year ended December 31, 2006. Acquisitions during the year ending December 31, 2007 added $3.3 million to selling, general, and administrative expenses. Excluding acquisitions, increases in selling, general and administrative costs include professional and consulting expenses of $1.3 million, which includes costs incurred to comply with Sarbanes-Oxley requirements, wages and benefits of $1.2 million, and other selling general and administrative costs of $752,000.

Depreciation and Amortization

Depreciation and amortization expenses increased by $2.4 million to $6.3 million, or 1.9% of sales, for the year ended December 31, 2007, compared to $3.9 million, or 1.9% of sales, for the year ended December 31, 2006. Acquisitions during the year ending December 31, 2007 added $1.4 million to depreciation and amortization.

Excluding acquisitions, the remaining $1.0 million increase in depreciation expense is due to additions to property and equipment made in the preceding twelve months.

Operating Income

Operating income for the year ended December 31, 2007 increased by $9.5 million or 47.7% to $29.4 million compared to $19.9 million for the year ended December 31, 2006. Acquisitions added $7.6 million in operating income for the year ended December 31, 2007. Excluding acquisitions, operating income increased by $1.9 million and is a result of the factors discussed above.

Financial and Other Income/(Expense)

Interest expense was $5.9 million, or 1.8% of sales, during the year ended December 31, 2007, compared to $2.2 million, or 1.1% of sales, during the year ended December 31, 2006. The increase in interest expense during 2007 was the result of higher average outstanding debt balances. In 2007, we issued $69.7 million in new debt to acquire businesses.

Income Taxes

For the year ended December 31, 2007, we recognized income tax expense of $8.7 million, resulting in an effective income tax rate of approximately 36%. For the year ended December 31, 2006, we recognized income tax expense of $6.3 million, resulting in an effective income tax rate of approximately 35%. The Company's lower effective income tax rates are the result of state investment tax credits earned for operating and investing in approved enterprise zones and the domestic production activities deduction. We expect that the future effective combined federal and state tax rates will range between 35% and 40%.

Minority Interest in Losses of Subsidiaries

The minority interest in losses of consolidated subsidiaries includes $366,000 and $65,000 representing 47% and 53.2% of the net loss of Beacon Energy Corp. for the year end December 31, 2007 and 2006 respectively, which commenced operations in September 2006. The year ended December 31, 2007 also includes $9,000 representing 50% of the net income of a joint venture operation acquired with the Totalcat acquisition in July of 2007 and accounted for on the equity method.

Discontinued Operations

For the year ended December 31, 2007, we recorded a discontinued operations loss of $956,000, compared to a discontinued operations loss for the year ended December 31, 2006 of $1.3 million.

On May 31, 2006, the Company sold substantially all of the assets of its Gulf Coast Recycling, Inc. subsidiary ("Gulf Coast"), until then a secondary lead smelting operation based in Tampa, Florida. During the years ended December 31, 2006 and 2005, the Company has reclassified the operating losses of Gulf Coast to discontinued operations totaling $474,000, net of income taxes and $515,000, net of income taxes respectively. During the year ended December 31, 2007, the Company recorded a $907,000 charge, net of income taxes in the fourth quarter of 2007 for increases in estimated remediation and response costs for the Jernigan site in Seffner, Florida. During the year ended December 31, 2006, the Company recorded a $560,000 gain, net of income taxes, on the sale of substantially all of the assets of Gulf Coast. The year ended December 31, 2006 also includes a charge of $881,000, net of income taxes, for the environmental remediation costs, ongoing monitoring and maintenance of the Jernigan site in Seffner, Florida. The Company will continue to incur environmental maintenance and response costs for certain other offsite remediation in the vicinity of Gulf Coast's former smelting facility and environmental monitoring costs related to a former secondary lead smelting and refining plant in College Grove, Tennessee plant.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Consolidated net sales increased by $52.5 million, or 33.8%, to $207.7 million in the year ended December 31, 2006, compared to consolidated net sales of $155.2 million in the year ended December 31, 2005. This increase in sales is due to higher sales volume of $21.1 million and higher average selling prices of $31.4 million.

Scrap Metal Recycling

Ferrous Sales

Ferrous sales increased by $8.5 million, or 24.3%, to $43.5 million in the year ended December 31, 2006, compared to ferrous sales of $35.0 million in the year ended December 31, 2005. The increase was attributable to a 16.4% increase in sales volumes, or an additional 28.0 thousand tons representing sales of $5.8 million and a 6.8% increase in average selling prices accounting for $2.7 million of the increase in sales of ferrous products. The average selling price for ferrous products was approximately $219 per ton for the year ended December 31, 2006, compared to $205 per ton for the year ended December 31, 2005. Pricing was impacted by sustained strong demand for ferrous products from foreign and domestic buyers.

Non-Ferrous Sales

Non-ferrous sales increased by $32.5 million, or 61.3%, to $85.5 million in the year ended December 31, 2006, compared to non-ferrous sales of $53.0 million in the year ended December 31, 2005. The increase was due to higher average selling prices and higher sales volumes. The average selling price for non-ferrous products was approximately $1.15 per pound for the year ended December 31, 2006, compared to $0.76 per pound for the year ended December 31, 2005, an increase of approximately 51.3%, accounting for approximately $28.9 million of the total increase in non-ferrous sales. An increase in sales volume of approximately 5.0 million pounds sold contributed $3.6 million to the total increase in sales of non-ferrous products.

Lead Fabrication

Sales

Lead fabrication sales increased by $11.4 million, or 17.0%, to $78.6 million in the year ended December 31, 2005 compared to lead fabrication sales of $67.2 million in the year ended December 31, 2005. The increase was due to higher average selling prices and higher sales volumes. The average selling price for lead fabricated products was approximately $0.99 per pound for the year ended December 31, 2006, compared to $0.89 per pound for the year ended December 31, 2005, an increase of approximately 11.2%, accounting for approximately $8.2 million of the total increase in lead fabricated product sales. An increase in sales volume of approximately 3.6 million pounds sold contributed $3.2 million to the total increase in sales of lead fabricated products.

Operating Expenses

Operating expenses increased by $43.9 million, or 34.8%, to $170.1 million for the year ended December 31, 2006 compared to operating expenses of $126.2 million for the year ended December 31, 2005. The increase in dollars was primarily due to a $40.3 million increase in the cost of purchased metals and a $3.6 million increase in other operating expenses due primarily to an increase in wages and benefits of $1.6 million and freight charges of $1.3 million.

Selling, General and Administrative

Selling, general and administrative expenses increased by $2.3 million, or 20.0%, to $13.8 million for the year ended December 31, 2006, compared to $11.5 million for the year ended December 31, 2005. The increase in selling, general and administrative expenses was primarily due to an increase in wages and benefits of $1.4 million and for $326,000 in costs associated with the withdrawn acquisition in August of 2006.

Depreciation and Amortization

Depreciation and amortization expenses increased by $0.3 million to $3.9 million, or 1.9% of sales, for the year ended December 31, 2006, compared to $3.6 million, or 2.3% of sales, for the year ended December 31, 2005. The decrease as a percentage of sales is due to higher sales in the current year as compared to the year ended December 31, 2005.

Operating Income

Operating income for the year ended December 31, 2006 increased $5.9 million, or 42.1%, to $19.9 million compared to $14.0 million for the year ended December 31, 2005 and is a result of the factors discussed above.

Financial and Other Income/(Expense)

Interest expense was $2.2 million, or 1.1% of sales, during the year ended December 31, 2006, compared to $2.5 million, or 1.6% of sales, during the year ended December 31, 2005. The decrease in interest expense during 2006 resulted primarily from lower average outstanding variable rate debt balances offset by higher interest rates. In 2006, the average interest rate on our variable rate debt was 9.0% on a daily average outstanding balance of $14.5 million compared to 7.0% on a daily average outstanding balance of $17.1 million in 2005.

Income Taxes

For the year ended December 31, 2006, we recognized income tax expense of $6.3 million, resulting in an effective income tax rate of approximately 35%. For the year ended December 31, 2005, we recognized income tax expense of $4.6 million, resulting in an effective income tax rate of approximately 40%. The reduction in effective income tax rates is the result of state investment tax credits earned for operating and investing in approved enterprise zones and the domestic production activities deduction. We expect that the future effective combined federal and state tax rates will range between 35% and 40%.

Minority Interest in Losses of Consolidated Subsidiaries

The minority interest in losses of consolidated subsidiaries for the year end December 31, 2006, includes 53.2% of the net loss of Beacon Energy Corp. which commenced operations in September 2006. No amount was reportable for the previous year.

Discontinued Operations

For the year ended December 31, 2006, we recorded a discontinued operations loss of $1.3 million, compared to a discontinued operations loss for the year ended December 31, 2005 also of $1.3 million.

On May 31, 2006, the Company sold substantially all of the assets of its Gulf Coast Recycling, Inc. subsidiary ("Gulf Coast"), until then a secondary lead smelting operation based in Tampa, Florida. During the years ended December 31, 2006 and 2005, the Company has reclassified the operating losses of Gulf Coast to discontinued operations totaling $474,000, net of income taxes and $515,000, net of income taxes respectively. During the year ended December 31, 2006, the Company recorded a $560,000 gain, net of income taxes, on the sale of substantially all of the assets of Gulf Coast. The year ended December 31, 2006 also includes a charge of $881,000 net of income taxes for the environmental remediation costs, ongoing monitoring and maintenance of the Jernigan site in Seffner, Florida. The Company will continue to incur environmental maintenance and response costs for certain other offsite remediation in the vicinity of Gulf Coast's former smelting facility. Discontinued operations for the year ending December 31, 2005 include a $200,000 charge, net of income taxes, for the settlement of a claim for the EPA's response costs relating to certain cleanup activities in College Grove, Tennessee.

The Company continues to incur environmental monitoring costs related to a former secondary lead smelting and refining plant in College Grove, Tennessee plant. These costs have been accrued for. Except for certain equipment de-commissioning costs the plant remains idle. In addition to these environmental monitoring costs (and reclassification of the Gulf Coast subsidiary discussed above), during the year ended December 31, 2006, certain assets held for sale and located on the site in College Grove have been removed from the plant and have been decommissioned and scrapped. The year ended December 31, 2006 includes a charge of $516,000, net of taxes, for these assets previously held for sale which have been scrapped.

QUARTERLY FINANCIAL INFORMATION

	Quarter Ended 3/31/2006	Quarter Ended 6/30/2006	Quarter Ended 9/30/2006	Quarter Ended 12/31/2006	Quarter Ended 3/31/2007	Quarter Ended 6/30/2007	Quarter Ended 9/30/2007	Quarter Ended 12/31/2007
	(Unaudited) (In thousands, except share and per share data)							
Selected Income Statement Data:								
Revenue	$ 47,231	$ 57,308	$ 55,359	$ 47,757	$ 51,752	$ 66,765	$ 102,127	$ 113,569
Costs and expenses								
Operating expenses	38,337	46,126	45,378	40,249	41,762	54,957	84,215	97,322
Selling, general and administrative expenses	3,033	3,511	3,451	3,777	3,699	4,202	5,782	6,632
Depreciation and amortization	947	990	907	1,046	1,097	1,385	1,667	2,130
	42,317	50,627	49,736	45,072	46,558	60,544	91,664	106,084
Operating Income	$ 4,914	$ 6,681	$ 5,623	$ 2,685	$ 5,194	$ 6,221	$ 10,463	$ 7,485
Income from continuing operations	$ 2,776	$ 3,617	3,175	$ 2,051	$ 3,168	$ 3,684	5,345	$ 3,474
Discontinued operations(a)	46	(495)	(895)	53	(60)	62	(5)	(915)
Net Income	$ 2,822	$ 3,122	$ 2,280	$ 2,104	$ 3,108	$ 3,746	$ 5,340	$ 2,559
Earnings (loss) per common share:								
Basic:								
Income from continuing operations	$ 0.12	$ 0.15	$ 0.13	$ 0.08	$ 0.12	$ 0.14	$ 0.17	$ 0.11
Discontinued operations, net	—	(0.02)	(0.04)	—	—	—	—	(0.03)
Net income	$ 0.12	$ 0.13	$ 0.09	$ 0.08	$ 0.12	$ 0.14	$ 0.17	$ 0.08
Diluted:								
Income from continuing operations	$ 0.11	$ 0.14	$ 0.12	$ 0.08	$ 0.12	$ 0.14	$ 0.17	$ 0.11
Discontinued operations, net	—	(0.02)	(0.03)	—	—	—	—	(0.03)
Net income	$ 0.11	$ 0.12	$ 0.09	$ 0.08	$ 0.12	$ 0.14	$ 0.17	$ 0.08
Weighted Average Common Shares Outstanding:								
Basic	24,483,383	24,700,103	24,971,797	25,524,506	26,131,752	26,491,063	31,613,959	31,690,477
Diluted	25,979,795	26,032,726	26,042,476	26,235,222	26,438,340	26,896,334	31,890,886	32,081,362

(a) During the second quarter of 2006, we sold substantially all of the assets of our secondary lead smelting and refining plant based in Tampa, Florida. The results of operations attributable to these facilities have been reclassified for all periods presented as discontinued operations, net.

LIQUIDITY AND CAPITAL RESOURCES

The Company has certain contractual obligations and commercial commitments to make future payments. The following table summarizes these future obligations and commitments as of December 31, 2007 ($ in thousands):

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Debt Obligations(1)	$ 89,377	$ 9,347	$4,729	$1,753	$73,548
Capital Lease Obligations(2)	5,726	2,037	2,574	940	175
Operating Lease Obligations	1,983	905	907	171	—
Letters of Credit	210	210	—	—	—
Environmental Obligations	3,647	2,933	86	83	545
Total	$100,943	$15,432	$8,296	$2,947	$74,268

(1) Approximately 95% of debt obligations as of December 31, 2007 required accrued interest at a variable rate (the lender's base rate plus a margin). The remaining 5% of debt obligations as of December 31, 2007 required accrued interest at fixed rates (9% or less). Interest expense for 2008 is estimated to approximate $8.3 million calculated by multiplying the outstanding note balance by the note's applicable interest rate at December 31, 2007. Interest expense for 2008 and thereafter will increase or decrease based on the amount of outstanding borrowings and fluctuations in market based interest rates.

(2) Includes capital leases and installment notes.

Cash Flows

During the year ended December 31, 2007, we used $8.0 million in our operating activities compared to $11.7 in net cash generated for the year ended December 31, 2006. During the year ended December 31, 2007, net income of $14.8 million and net non-cash items totaling $6.8 million, comprised primarily of depreciation and amortization, were offset by a $29.6 million change in components of working capital. The changes in working capital included an increase in accounts receivable of $15.1 million due to higher sales, an increase in inventories of $17.2 due to higher commodity prices and a $1.9 million increase in prepaid expenses. These items were offset by a $4.6 million increase in accounts payable and accrued expenses. During the year ended December 31, 2006, our operating activities generated net cash of $11.7 million. For the year ended December 31, 2006 net income of $10.3 million, noncash items primarily consisting of depreciation and amortization of $4.4 million, stock based compensation of $370,000, an impairment loss of $823,000 on property previously held for sale and other non-cash items totaling $81,000 were partially offset by $1.0 million in gains on the sale of discontinued operations and property and equipment, deferred income taxes of $1.3 million and an increase of $2.0 million due to changes in components of working capital comprised of an increase in inventories of $6.4 million due to increased commodity prices and prepaid items of $1.0 million. These working capital increases were offset by a $5.4 million increase in payable and accrued expenses. During the year ended December 31, 2005, net income of $5.6 million, noncash items primarily consisting of depreciation and amortization of $4.9 million and deferred income taxes of $2.1 million were partially offset by an increase in accounts receivable of $2.2 million (used in operating activities) due to increased sales, a $2.4 million increase in inventories, other changes in working capital items totaling $703,000 and a $288,000 net gain on the sale and disposal of property and equipment.

We used $94.9 million in net cash for investing activities during the year ended December 31, 2007 compared to using net cash of $13.4 million during the year ended December 31, 2006. During the year ended December 31, 2007 we paid $75.8 million in cash to acquire businesses, $11.6 million for purchases of equipment and capital improvements and restricted an additional $6.1 million for investments in biofuel activities and purchased a 40% interest in a biofuel processing concern for $3.6 million through Beacon Energy Corp. These amounts were offset by changes in other assets totaling $2.2 million. During the year ending December 31, 2006, we used $13.4 million in net cash for investing activities. We purchased property and equipment totaling $9.9 million and other assets of $1.2 million. We also restricted $9.0 million for investments in biofuels derived from our investment of $2.5 million for a 46.8% interest in Beacon Energy Corp. and $6.5 million from the proceeds of the sale of stock in Beacon to minority interests. These investments were offset by $6.0 million in proceeds from the sale of our Gulf Coast

Recycling subsidiary and $725,000 in proceeds from the sale of other property and equipment. During the year ended December 31, 2005 we purchased a scrap yard located in Niagara Falls, New York which used cash of $1.2 million and the manufacturing and warehouse facility used by Mayco in Birmingham, Alabama for $3.2 million. We also used $3.6 million for the purchase of other property and equipment and $195,000 for other assets. These uses of cash were offset by the proceeds from the sale of real property in Atlanta, Georgia of $2.0 million and other equipment sale proceeds of $126,000.

During the year ended December 31, 2007 we generated $104.8 million from financing activities comprised of $77.7 in proceeds from new borrowings, $34.2 million in proceeds for the issuance of Metalico common stock, both used primarily to acquire businesses, an additional $3.6 million in proceeds from the sale of Beacon Energy common stock and $858,000 in proceeds from the exercise of options and warrants to purchase common stock. These amounts were offset by $8.8 million in principal payments on debt and $2.6 million of debt issue costs incurred. During the year ended December 31, 2006 we generated $1.4 million from financing activities comprised of $6.5 million in proceeds from the sale of Beacon Energy common stock, $4.3 million in proceeds from new borrowings and $1.3 million in proceeds from the sale of Metalico common stock. These amounts were offset by $10.7 million in net loan repayments. During the year ended December 31, 2005 we generated $68,000 of net cash from financing activities. During the year ended December 31, 2005 total net borrowings amounted to $5.0 million offset by repayments totaling $4.8 million. We also paid $100,000 in satisfaction of redeemable common stock obligations.

The credit agreement with Wells Fargo Foothill (Foothill), as agent, and other lenders, consists of senior secured credit facilities in the aggregate amount of $85 million, including a $63 million revolving line of credit, an $8 million machinery and equipment Term A loan facility, a $2 million capital expenditure Term B loan facility, and a $12 million equipment finance Term C loan facility. The revolving line bears interest at the Base Rate (a rate determined by reference to the prime rate) plus .25% (effective rate of 7.5% and 8.5% at December 31, 2007 and 2006 respectively) or, at the Company's election, the current LIBOR rate plus 2%. (an effective rate of 6.9% and 8.5% at December 31, 2007 and 2006, respectively). Each of the Term Loans A and B bears interest at the Base Rate plus .5% (an effective rate of 7.75% and 8.75% at December 31, 2007 and 2006, respectively) or, at the Company's election, the current LIBOR rate plus 2.25% (an effective rate of 7.42% at December 31, 2007). None of the Company's debt balances were subject to a LIBOR option at December 31, 2006. The Term C loan facility bears interest at the Base Rate plus .25% or, at the election, the current LIBOR rate plus 2.25%. The Company also has the ability to request an increase in the aggregate principal amount of the credit facilities of an additional $15 million, subject to increased commitments from the lenders party to the Loan Agreement from time to time.

Under the terms of our credit agreement, the Company is required to maintain certain depository accounts with our lenders and comply with certain financial covenants, including minimum EBITDA, not to exceed maximum capital expenditures, and certain leverage ratios as defined in the agreement. The Company also is generally restricted from entering into financing, equity and certain other transactions, as defined in the agreement, without the written consent of the lenders. In addition, the Company is responsible to the lenders for a monthly servicing fee, a contingent anniversary fee each May if its EBITDA for the fiscal year immediately prior to such anniversary date is less than its projected EBITDA for such fiscal year, unused line-of-credit and letter-of-credit fees equal to a percentage of the average daily unused portion of the revolving facility, and certain other fees. Lender fees (excluding those capitalized as debt issue costs in year of issuance) are included as a component of interest expense in the period assessed.

On July 3, 2007, we entered into a Financing Agreement with Ableco Finance, LLC (Ableco) for two term loans in the respective amounts of $32 million and $18 million, both maturing in six years. Obligations under the agreement are guaranteed by certain of the Company's subsidiaries. Each loan bears interest at (a) (i) the greater of 7.5% per annum or the Reference Rate (a rate determined by reference to the prime rate) plus (ii) 3.5% or (b) at the Company's election, the greater of 4.5% per annum or the current LIBOR rate plus 6.5% (effectively 11.00% at December 31, 2007). Pursuant to the Financing Agreement, the Company is subject to certain operating covenants and is restricted from, among other things, paying dividends and entering into certain transactions without the prior consent of Ableco and other lenders party to the agreement from time to time. In addition, the Financing Agreement contains certain financial covenants, including leverage ratio, debt-to-EBITDA ratio, fixed charge coverage ratio, and capital expenditure covenants. Obligations under the Financing Agreement are secured by substantially all of the Company's assets. Liens in favor of Ableco are subordinate to liens in favor of Wells Fargo Foothill, Inc.

As of December 31, 2007, we had approximately $20.5 million of borrowing availability under our facility.

Future Capital Requirements

We expect to fund our working capital needs, interest payments and capital expenditures over the next twelve months with cash generated from operations, supplemented by borrowings available under the credit agreement and potentially available elsewhere, such as vendor financing, manufacturer financing, operating leases and other equipment lines of credit that are offered to us from time to time. We may also access equity and debt markets to restructure current debt and for possible acquisitions.

Private Placement

On June 27, 2007, the Company issued 5,245,999 common shares at $7.00 per share to institutional investors in a private placement. Total gross proceeds from the offering amounted to $36.7 million. Stock issuance costs of $2.5 million were incurred in connection with the offering. Proceeds of the offering were used to pay outstanding debt. The shares of common stock issued in the private placement were registered for resale with the Securities and Exchange Commission ("SEC") effective October 22, 2007.

Conversion of Preferred Stock to Common Stock

On May 14, 2007, all remaining outstanding preferred stock, a total of 9,013,496 shares, was converted to common stock at a ratio of one to one. As of December 31, 2007, no preferred stock was outstanding. Under the terms of the Amended Certificate, converted preferred stock is deemed cancelled and may not be reissued.

Off-Balance Sheet Arrangements

Other than operating leases, we do not have any significant off-balance sheet arrangements that are likely to have a current or future effect on our financial condition, result of operations or cash flows.

Beacon Energy Investment

On December 8, 2006, the Company acquired an interest in Beacon Energy Corp., ("Beacon") a Delaware corporation formerly known as AgriFuel Co., pursuant to an Amended and Restated Stock Subscription Agreement and Stockholder Agreement dated November 30, 2006 (the "Series A Stockholder Agreement") setting forth the terms and conditions under which the investors named in the Series A Stockholder Agreement (the "Purchasers") bought stock in Beacon. The Company and the Purchasers subsequently entered into an amendment to the Stockholder Agreement (the "Amendment") dated as of August 22, 2007 and, in connection with additional cash investments by the Company and several of the Purchasers, a Series B Stock Subscription Agreement and Stockholder Agreement dated as of August 22, 2007 (the "Series B Stockholder Agreement" and, along with the Series A Stockholder Agreement, each a "Stockholder Agreement"). To date, we have invested $5.0 million in Beacon and own 47% of Beacon's common stock. For accounting purposes, the holdings of certain of our executive officers are combined with the Company's own interests and the Company is deemed to have a controlling interest in Beacon.

Beacon focuses on biodiesel within the market for biofuels, which are alternatives to petroleum-based energy sources made from natural and renewable resources like soybeans and other oil-producing plant materials as well as spent vegetable oils and animal fats from restaurants. Biofuels are clean-burning alternative fuels containing no petroleum that can be used in blends with petroleum distillates or independently in diesel engines and in certain heating systems. The Company has used blends ranging from 20% to 80% biodiesel to fuel much of the on-road and off-road equipment used in its New York State operations since June of 2005. Use of biofuels is expected to reduce dependence on petroleum-based fuels.

Beacon Energy Corp. Repurchase Obligation

Under the terms of both the Series A Stockholder Agreement (as amended pursuant to the Amendment) and the Series B Stockholder Agreement, the Purchasers were granted a right to sell their respective holdings in Beacon to the Company on the following terms:

Unless a Public Trading Event (as hereinafter defined) has occurred, each Purchaser shall have the right as of August 1, 2008 or December 1, 2008, as determined by reference the governing term of each Stockholder Agreement, upon thirty (30) days written notice (a "Sale Notice") to Metalico, to require Metalico to purchase all or a portion of the securities of such Purchaser acquired pursuant to the applicable Stockholder Agreement for consideration equal to, at the option of such Purchaser, either:

(a) cash in an amount equal to twice the portion of such Purchaser's capital contribution allocable to the securities subject to such sale, or,

(b) common stock of Metalico, at a per-share price equal to the closing price for Metalico common stock on the American Stock Exchange on the date such Purchaser's applicable capital contribution was made, for the portion of such Purchaser's applicable capital contribution allocable to the securities subject to such sale.

A Purchaser may in its discretion allocate any such sale of all or a portion of its securities between the two options described in subparagraph (a) and (b) above. Each Purchaser's right to deliver a Sale Notice and to compel a sale terminates as of the close of business on September 2, 2008 or January 2, 2009, as determined by reference to the governing terms of the Stockholder Agreements.

Under each Stockholder Agreement, a "Public Trading Event" means the occurrence of one of the following :

(i) as of April 30, 2008 Beacon shall have completed the filing of an appropriate application and required supporting materials with any of the following national securities exchanges or listing services providing a platform for public trading in Beacon's common stock: the American Stock Exchange, the New York Stock Exchange, the NASDAQ market, or the OTC Bulletin Board (each a "Traditional Trading Platform") or,

(ii) as of July 31, 2008 Beacon shall have completed an alternative listing arrangement through a reverse merger with a public shell, a listing on the Pink Sheets trading system, acquisition by a special purpose acquisition company ("SPAC") or any other similar mechanism deemed appropriate by Beacon's Board of Directors (each a "Non-Traditional Trading Platform" and, collectively together with the Traditional Trading Platform each a "Trading Platform").

"Platform Date" means the earlier to occur of (a) the date as of which a filing contemplated under clause (i) immediately above is declared effective by the SEC and (b) the date as of which an arrangement contemplated under clause (ii) immediately above is completed. If Beacon elects to cause a Public Trading Event to occur by making the filing contemplated in clause (i) above, Beacon shall use its reasonable efforts to have its filed application, as such may be amended, declared effective by the SEC no later than September 30, 2008. If Beacon fails to have such filed application declared effective by September 30, 2008, it shall have until December 1, 2008 to complete a listing through a Non-Traditional Trading Platform. Beacon has agreed to use its best efforts to cause a Public Trading Event to occur within the stated time frames. The Company has agreed to use its best efforts to seek the authorization of its Board of Directors, to the extent necessary, to cause or permit any actions by Beacon necessary or appropriate to achieve a Public Trading Event and the effectiveness of any listing, provided that nothing in the governing provisions of the Stockholder Agreements shall be deemed to obligate the Company to perform any act in violation of applicable law or regulation.

We have reviewed the requirements for causing a Public Trading Event to happen (including, without limitation, the requirements for a filing on the Pink Sheets trading system and the accessibility and feasibility of the public shell and SPAC alternatives) and have determined that a Public Trading Event is highly likely to occur within the stated time frame. The Company's total potential obligation in respect of potential Beacon repurchases as of December 31, 2007 was approximately $17,637,000 in cash or 1,653,399 shares of the Company's common stock. The amounts were fixed as of the dates that Purchasers made their various capital contributions to Beacon under the Stockholder Agreements and will not vary according to the date or dates of any Sale Notice. The number of shares of our common stock available for issuance to satisfy the Company's obligations, if required, has at all times been adequate to settle such obligations. Based on an analysis of the fair value of this potential liability, it was determined that no liability was required to be recorded as of December 31, 2007.

Capital Expenditure Commitment

In August 2006, Mayco Industries, Inc., our lead fabricating subsidiary in Birmingham, Alabama, contracted to construct a rolling mill for use in its Birmingham production facility. Total anticipated cost to complete is $6.5 million, of which $3.4 million has been advanced and is included in non-current other assets as of December 31, 2007. The mill is expected to be installed and operational in 2008. The mill will modernize the Company's lead rolling process, resulting in increased production capacity and reduced labor costs.

Acquisitions

On January 25, 2008, our Metalico CatCon, Inc. ("Metalico CatCon") subsidiary closed a purchase of substantially all of the operating assets of American CatCon Holdings, LLC ("ACC Texas") and American Cat Con, LLC ("ACC Mississippi"). The aggregate purchase price including a payment for inventory in excess of a predetermined amount was approximately $33,315,000 comprised of cash in the amount of $25,301,000 a note payable to the seller of $3,860,000, 500,000 shares of Metalico common stock valued at $4,000,000 and an assumption of specified debt of $154,000. Metalico CatCon will also make an annual payment to ACC Texas for the years 2008, 2009, 2010, and 2011 if the acquired assets perform over a predetermined income level during such periods. Metalico CatCon was subsequently renamed "American CatCon, Inc."

Subsidiary Investments

On February 12, 2008, our Beacon Energy subsidiary entered into an Asset Purchase Agreement with Smithfield Bioenergy for the purchase of all of Smithfield's biodiesel operation assets for approximately $9,825,000. The agreement contains certain closing date adjustments for inventory (both raw materials and finished product) and customary terms and conditions. The obligations of Smithfield have been guaranteed by Smithfield Foods Inc. The transaction is anticipated to close on or about April 15, 2008.

Contingencies

In March 2005, Metalico, Inc.'s subsidiary in Tampa, Florida, Gulf Coast Recycling, Inc. ("Gulf Coast") received an information request and notice of potential liability from the EPA (the "Request and Notice") regarding contamination at a site in Seffner, Florida (the "Jernigan Site") alleged to have occurred in the 1970's. Gulf Coast retained any potential liability for the Jernigan Site when it sold its assets on May 31, 2006. The Request and Notice also identified nine other potentially responsible parties ("PRP's") in addition to Gulf Coast. Effective October 3, 2006, EPA, Gulf Coast, and one other PRP entered into a settlement agreement for the northern portion of the Jernigan Site (the "Northern Settlement Agreement") and EPA, Gulf Coast, and another PRP entered into a settlement agreement for the southern portion of the Jernigan Site (the "Southern Settlement Agreement") providing in each case for the remediation of the affected property. The consulting firm retained by Gulf Coast to perform the remediation has estimated the cost, for both portions of the Jernigan Site, at approximately $2,622,000. Gulf Coast's liability for remediation costs has been reduced by $200,000 as a result of contribution and participation agreements entered into by Gulf Coast and the two PRP's respectively party to the two Settlement Agreements. The Company estimates future maintenance costs for the Jernigan Site at $250,000. The accompanying financial statements do not include any receivables that might result from any additional settlements or recoveries.

On July 12, 2006, Metalico Niles, Inc. ("Metalico Niles"), a subsidiary of Metalico, Inc., entered into an Asset Purchase Agreement with Niles Iron & Metal Company, Inc. ("NIMCO") providing for the purchase of substantially all of the assets of NIMCO other than real property interests (the "Asset Purchase Agreement"). Under the terms of the Asset Purchase Agreement, either party had the right to terminate the Asset Purchase Agreement in the event that the closing of the transaction did not occur by August 31, 2006. The closing did not occur on or prior to August 31, 2006. Metalico Niles elected to terminate the agreement and delivered a written notice of termination to NIMCO on September 5, 2006. On September 29, 2006, NIMCO filed suit against Metalico and Metalico Niles in the Court of Common Pleas of Trumbull County, Ohio, alleging among other things breach of contract by Metalico Niles and seeking specific performance. An amended complaint was filed January 8, 2007. The Company intends to defend the suit vigorously and has counterclaimed against NIMCO for breach of contract and unjust enrichment.

We are involved in certain other legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such other proceedings and litigation will not materially affect the Company's financial position, results of operations, or cash flows.

The Company does not carry, and does not expect to carry for the foreseeable future, significant insurance coverage for environmental liability (other than conditions existing at the Syracuse facility prior to its acquisition by the Company) because the Company believes that the cost for such insurance is not economical. However, we continue to monitor products offered by various insurers that may prove to be practical. Accordingly, if the Company were to incur liability for environmental damage in excess of accrued environmental remediation liabilities, its financial position, results of operations, and cash flows could be materially adversely affected.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to financial risk resulting from fluctuations in interest rates and commodity prices. We seek to minimize these risks through regular operating and financing activities.

Interest rate risk

We are exposed to interest rate risk on our floating rate borrowings. As of December 31, 2007, $84.7 million of our outstanding debt consisted of variable rate borrowings: $34.7 million under our senior secured credit facility with Wells Fargo Foothill, Inc. and other lenders and $50 million pursuant to a Financing Agreement with Ableco Finance, LLC. Borrowings under these credit facilities bear interest at either the prime rate of interest plus a margin or LIBOR plus a margin. Any increase in either the prime rate or LIBOR will increase interest expense. We have entered into an interest rate swap contract which would mitigate our exposure to fluctuations in the interest rate on $20 million of the Wells Fargo Foothill portion of the indebtedness. Assuming our variable borrowings were to equal the average borrowings under our senior secured credit facility during a fiscal year, a hypothetical increase or decrease in interest rates by 1% would increase or decrease interest expense on our variable borrowings by approximately $847,000 per year, with a corresponding change in cash flows.

Commodity price risk

We are exposed to risks associated with fluctuations in the market price for ferrous, non-ferrous and lead metals which are at times volatile. See the discussion under the section entitled "Risk Factors — The metals recycling industry is highly cyclical and import and export markets can be volatile." We attempt to mitigate this risk by seeking to turn our inventories quickly instead of holding inventories in speculation of higher commodity prices.

Foreign currency risk

International sales account for an immaterial amount of our consolidated net sales and all of our international sales are denominated in U.S. dollars. We also purchase a small percentage of our raw materials from international vendors and these purchases are also denominated in local currencies. Consequently, we do not enter into any foreign currency swaps to mitigate our exposure to fluctuations in the currency rates.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and supplementary data required by this Item 8 are set forth at the pages indicated at Item 15(a)(1).

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There were no changes in or disagreements with accountants during 2007.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective.

There were no material changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The report called for by Item 308(a) of Regulation S-K is included herein as "Management's Report on Internal Control Over Financial Reporting."

The attestation report called for by Item 308(b) of Registration S-K is included herein as "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting."

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of our businesses except for the acquired businesses listed in the table below. The financial statements of these businesses acquired during 2007, constitute the percentages of total assets, revenues, and net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Further discussion of these acquisitions can be found in Note 2 to our consolidated financial statements. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Acquired Businesses	Date of Acquisition	% of Total Assets	% of Total Revenues	% of Total Net Income
Totalcat Group, Inc.	July 10, 2007	18%	10%	(6)%
Metalico Akron, Inc.	July 3, 2007	15%	10%	3%
Tranzact, Inc.	May 31, 2007	5%	4%	5%
		38%	24%	2%

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Stockholders
Metalico, Inc.

We have audited Metalico, Inc. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of three businesses acquired in 2007 which are included in the 2007 consolidated financial statements of Metalico, Inc. and constituted 38% of assets as of December 31, 2007 and 24% and 2% of revenue and net income, respectively, for the year then ended. Our audit of the internal control over financial reporting of Metalico, Inc. also did not include an evaluation of the internal control over financial reporting of these three businesses.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows of the Company for each of the three years in the period ended December 31, 2007, and our report dated March 13, 2008 expressed an unqualified opinion.

McGladrey & Pullen, LLP

Peoria, Illinois
March 13, 2008

Item 9B. ***Other Information***

None.

Item 10. ***Directors and Executive Officers of the Registrant***

Information required under this item is incorporated by reference from sections entitled "Proposal 1 — Election of Directors," "Directors and Executive Officers," "Board Committees," "Compensation Committee Interlocks and Insider Participation," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Code of Ethics" in our definitive proxy statement, which will be filed with the SEC before April 29, 2008.

Item 11. ***Executive Compensation***

Information required under this item is incorporated by reference from sections entitled "Executive Compensation" "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at Fiscal Year End," "Employment Agreements," "Executive Bonus Plan," "1997 Long-Term Incentive Plan", "2006 Long-Term Incentive Plan", "Compensation Committee Report," "Director Compensation," and "Shareholder Performance" in our definitive proxy statement, which will be filed with the SEC before April 29, 2008.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

Information required under this item is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement, which will be filed with the SEC before April 29, 2008.

Item 13. ***Certain Relationships and Related Party Transactions***

Information required under this item is incorporated by reference from the section entitled "Certain Relationships and Related Party Transactions" in our definitive proxy statement, which will be filed with the SEC before April 29, 2008.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated by reference to the Company's Proxy Statement (Schedule 14A) for its 2008 Annual Meeting of Shareholders to be filed with the SEC within 120 days of the Company's year end.

Item 15. ***Financial Statements and Exhibits***

(a) *FINANCIAL STATEMENTS*

The following financial statements are included as part of this Form 10-K beginning on page F-1:

Index to Financial Statements

(b) *EXHIBITS*

The following exhibits are filed as part of this registration statement:

3.1 Third Amended and Restated Certificate of Incorporation of Metalico, Inc.; previously filed as an exhibit to the Form 10 filed December 20, 2004 under the same exhibit number and incorporated herein by reference

3.2 Amendment of the Third Amended and Restated Certificate of Incorporation of Metalico, Inc.; previously filed as Appendix A to the Proxy Statement on Schedule 14A for the Company's 2007 Annual Meeting of Stockholders filed April 12, 2007 and incorporated herein by reference

3.3 Third Amended and Restated Bylaws of Metalico, Inc.; previously filed as Exhibit 3.2 to Form 8-K filed November 3, 2005 and incorporated herein by reference

4.1 Specimen Common Stock Certificate; previously filed as an exhibit to the Form 10 filed December 20, 2004 under the same exhibit number and incorporated herein by reference

4.2 Specimen Preferred Stock Certificate; previously filed as an exhibit to the Form 10 filed December 20, 2004 under the same exhibit number and incorporated herein by reference

10.2 Second Amended and Restated Registration Rights Agreement dated as of May 24, 2004 between Metalico, Inc. and the Holders of then-issued Preferred Stock signatory thereto; previously filed as an exhibit to the Form 10 filed December 20, 2004 under the same exhibit number and incorporated herein by reference

10.3* Employment Agreement dated as of March 21, 2007 and effective as of January 1, 2007 between Metalico, Inc. and Carlos E. Agüero; previously filed as Exhibit 10.3 to Form 8-K filed March 21, 2007 and incorporated herein by reference

10.4* Employment Agreement dated as of March 21, 2007 and effective as of January 1, 2007 between Metalico, Inc. and Michael J. Drury; previously filed as Exhibit 10.4 to Form 8-K filed March 21, 2007 and incorporated herein by reference

10.5* Employment Agreement dated as of March 21, 2007 and effective as of January 1, 2007 between Metalico, Inc. and Arnold S. Graber; previously filed as Exhibit 10.5 to Form 8-K filed March 21, 2007 and incorporated herein by reference

10.6* Employment Agreement dated as of March 21, 2007 and effective as of January 1, 2007 between Metalico, Inc. and Eric W. Finlayson; previously filed as Exhibit 10.6 to Form 8-K filed March 21, 2007 and incorporated herein by reference

10.7* Metalico, Inc. 1997 Long-Term Incentive Plan; previously filed as an exhibit to the Form 10 filed December 20, 2004 under the same exhibit number and incorporated herein by reference

10.8*	Metalico, Inc. Executive Bonus Plan; previously filed as an exhibit to the Form 10 filed December 20, 2004 under the same exhibit number and incorporated herein by reference
10.9	Amended and Restated Loan and Security Agreement, dated as of July 3, 2007, by and among Metalico, Inc. and its subsidiaries signatory thereto as borrowers and Wells Fargo Foothill, Inc., as arranger and administrative agent, and the lenders party thereto; previously filed as Exhibit 10.2 to Form 8-K filed July 5, 2007 and incorporated herein by reference
10.10	Financing Agreement dated as of July 3, 2007 by and among Metalico, Inc. as borrower, each of its subsidiaries party thereto as guarantors and Ableco Finance LLC as collateral and administrative agent and the lenders party thereto; previously filed as Exhibit 10.1 to Form 8-K filed July 5, 2007 and incorporated herein by reference
10.11	Amendment No. 2 dated January 25, 2008 to Financing Agreement dated as of July 3, 2007 by and among Metalico, Inc. as borrower, each of its subsidiaries party thereto as guarantors and Ableco Finance LLC as collateral and administrative agent and the lenders party thereto; previously filed as Exhibit 10.3 to Form 8-K filed January 29, 2008 and incorporated herein by reference
10.15*	Form of Employee Incentive Stock Option Agreement under Metalico, Inc. 1997 Long-Term Incentive Plan; previously filed as Exhibit 99.1 to Form 8-K filed March 17, 2005 and incorporated herein by reference
10.18*	Metalico 2006 Long-Term Incentive Plan; previously filed as Appendix A to the Proxy Statement on Schedule 14A for the Company's 2006 Annual Meeting of Stockholders filed April 13, 2006 and incorporated herein by reference
10.19*	Form of Employee Incentive Stock Option Agreement under Metalico, Inc. 2006 Long-Term Incentive Plan; previously filed as an exhibit to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 under the same exhibit number and incorporated herein by reference
10.20*	Form of Employee Restricted Stock Grant Agreement under Metalico, Inc. 2006 Long-Term Incentive Plan
10.21	Securities Purchase Agreement dated as of June 21, 2007 among Metalico, Inc. and the investors named therein; previously filed as Exhibit 10.1 to Form 8-K filed June 22, 2007 and incorporated herein by reference
10.22	Registration Rights Agreement dated as of June 21, 2007 among Metalico, Inc. and the investors named therein; previously filed as Exhibit 10.2 to Form 8-K filed June 22, 2007 and incorporated herein by reference
10.23	Form of Amended and Restated Stock Subscription Agreement and Stockholder Agreement dated November 30, 2006 among AgriFuel Co. ("AgriFuel"), the purchasers of AgriFuel stock signatory thereto, and Metalico, Inc.; previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference
10.24	Form of Amendment No. 1 dated August 22, 2007 to Amended and Restated Stock Subscription Agreement and Stockholder Agreement dated November 30, 2006 among AgriFuel Co., nka Beacon Energy Corp. ("Beacon"), the purchasers of Beacon stock signatory thereto, and Metalico, Inc.; previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference
10.25	Form of Series B Stock Subscription Agreement and Stockholder Agreement dated August 22, 2007 among Beacon Energy Corp. ("Beacon"), the purchasers of Beacon stock signatory thereto, and Metalico, Inc.; previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference
14.1	Code of Business Conduct and Ethics, available on the Company's website (www.metalico.com) and incorporated herein by reference
21.1	List of Subsidiaries of Metalico, Inc.
31.1	Certification of Chief Executive Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended
31.2	Certification of Chief Financial Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended

32.1	Certification of Chief Executive Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code
32.2	Certification of Chief Financial Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALICO, INC.
(Registrant)

By: /s/ CARLOS E. AGÜERO
Carlos E. Agüero
Chairman, President and Chief Executive Officer

Date: March 14, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CARLOS E. AGUERO Carlos E. Agüero	Chairman of the Board of Directors, President, Chief Executive Officer and Director	March 14, 2008
/s/ ERIC W. FINLAYSON Eric W. Finlayson	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 14, 2008
/s/ MICHAEL J. DRURY Michael J. Drury	Executive Vice President and Director	March 14, 2008
/s/ EARL B. CORNETTE Earl B. Cornette	Director	March 14, 2008
/s/ BRET R. MAXWELL Bret R. Maxwell	Director	March 14, 2008
/s/ WALTER H. BARANDIARAN Walter H. Barandiaran	Director	March 14, 2008
/s/ PAUL A. GARRETT Paul A. Garrett	Director	March 14, 2008

INDEX TO FINANCIAL STATEMENTS

The following financial statements are included as part of this Form 10-K beginning on page F-1:

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

To the Board of Directors and Stockholders
Metalico, Inc.

We have audited the consolidated balance sheets of Metalico, Inc. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 13, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

McGladrey & Pullen, LLP

Peoria, Illinois
March 13, 2008

McGladrey & Pullen LLP is a member firm of RSM International —
an affiliation of separate and independent legal entities.

Metalico, Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2007 and 2006

	2007	2006
	($ thousands)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,309	$ 1,462
Trade receivables, less allowance for doubtful accounts 2007 $706; 2006 $561	41,668	19,530
Inventories	49,548	20,489
Prepaid expenses and other	4,892	1,771
Deferred income taxes	3,874	2,715
Total current assets	103,291	45,967
Cash restricted for investment	9,232	8,891
Property and Equipment, net	44,708	29,214
Goodwill	78,565	29,067
Other Intangibles, net	22,525	2,981
Other Assets, net	11,249	2,287
	$269,570	$118,407
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Short-term debt	$ 5,887	$ 1,897
Current maturities of long-term debt	5,497	3,495
Accounts payable	19,197	11,156
Accrued expenses and other liabilities	8,405	4,117
Income taxes payable	2,485	1,407
Total current liabilities	41,471	22,072
Long-Term Liabilities		
Long-term debt, less current maturities	83,719	13,110
Accrued expenses and other	6,708	1,054
Deferred income taxes	5,882	3,732
Total long-term liabilities	96,309	17,896
Total liabilities	137,780	39,968
Minority interests	7,773	4,726
Commitments and Contingencies		
Stockholders' Equity		
Capital Stock		
Preferred	—	34,064
Common	32	12
Additional paid-in capital	98,188	28,524
Retained earnings	26,133	11,380
Accumulated other comprehensive loss	(336)	(267)
	124,017	73,713
	$269,570	$118,407

See Notes to Consolidated Financial Statements.

Metalico, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2007, 2006 and 2005
($ thousands, except share data)

	2007	2006	2005
Revenue	$334,213	$207,655	$155,237
Costs and expenses			
Operating expenses	278,256	170,090	126,150
Selling, general and administrative expenses	20,315	13,772	11,492
Depreciation and amortization	6,279	3,890	3,589
	304,850	187,752	141,231
Operating income	29,363	19,903	14,006
Financial and other income (expense)			
Interest expense	(5,883)	(2,197)	(2,527)
Other	509	106	57
	(5,374)	(2,091)	(2,470)
Income from continuing operations before income taxes and minority interest	23,989	17,812	11,536
Provision for federal and state income taxes	8,675	6,258	4,603
Income from continuing operations before minority interest	15,314	11,554	6,933
Minority interest in loss of consolidated subsidiaries	357	65	—
Income from continuing operations	15,671	11,619	6,933
Discontinued operations			
Loss from operations less applicable credit (expense) for income taxes 2007 $600; 2006 $1,115; 2005 $842;	(918)	(1,851)	(1,344)
Gain on sale of discontinued operations less applicable income taxes 2006 $343	—	560	—
Net income	$ 14,753	$ 10,328	$ 5,589
Earnings (loss) per common share:			
Basic:			
Income from continuing operations	$ 0.54	$ 0.46	$ 0.29
Discontinued operations, net	(0.03)	(0.05)	(0.06)
Net income	$ 0.51	$ 0.41	$ 0.23
Diluted:			
Income from continuing operations	$ 0.53	$ 0.45	$ 0.29
Discontinued operations, net	(0.03)	(0.05)	(0.06)
Net income	$ 0.50	$ 0.40	$ 0.23

See Notes to Consolidated Financial Statements.

Metalico, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2007, 2006 and 2005

	Convertible Preferred Stock		Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
	New	Class A						
				($ thousands, except share data)				
Balance, December 31, 2004	$ 39,132	$—	$ 6	$11,328	$ (4,537)	$(429)	$ —	$ 45,500
Compensation recorded for options grants	—	—	—	83	—	—	—	83
Expiration of redemption option on 31,250 shares of redeemable common stock	—	—	—	100	—	—	—	100
Issuance of 1,400,000 shares of common stock on debt conversion	—	—	2	3,848	—	—	—	3,850
Issuance of 38,462 shares of common stock on exercised stock based compensation awards	—	—	—	12	—	—	—	12
Issuance of 1,971 shares of common stock in exchange for warrants exercised	—	—	—	—	—	—	—	—
Net income	—	—	—	—	5,589	—	5,589	5,589
Other comprehensive income (loss), net of tax:	—	—	—	—	—	(123)	(123)	(123)
Comprehensive income							$ 5,466	
Balance, December 31, 2005	39,132	—	8	15,371	1,052	(552)		55,011
Compensation recorded for options grants	—	—	—	370	—	—	—	370
Sale of 274,726 shares of common stock	—	—	1	1,249	—	—	—	1,250
Gain on sale of subsidiary stock	—	—	—	1,115	—	—	—	1,115
Termination of redemption option on 200,000 shares of redeemable common stock	—	—	—	932	—	—	—	932
Issuance of 2,138,471 shares of common stock on preferred stock conversion	(5,068)	—	2	5,066	—	—	—	—
Issuance of 1,360,737 shares of common stock on debt conversion	—	—	1	4,421	—	—	—	4,422
Issuance 8,029 of shares of common stock in exchange for warrants exercised	—	—	—	—	—	—	—	—
Net income	—	—	—	—	10,328	—	10,328	10,328
Other comprehensive income (loss), net of tax	—	—	—	—	—	285	285	285
Comprehensive income							$10,613	
Balance, December 31, 2006	34,064	—	12	28,524	11,380	(267)		73,713
Compensation recorded for options grants	—	—	—	691	—	—	—	691
Sale of 5,245,999 shares of common stock	—	—	5	33,934	—	—	—	33,939
Gain on sale of subsidiary stock	—	—	—	131	—	—	—	131
Issuance of 14,372,187 shares of common stock on preferred stock conversion	(34,064)	—	14	34,050	—	—	—	—
Issuance of 198,899 shares of common stock in exchange for options exercised	—	—	1	543	—	—	—	544
Issuance of 166,235 shares of common stock in exchange for warrants exercised	—	—	—	315	—	—	—	315
Net income	—	—	—	—	14,753	—	14,753	14,753
Other comprehensive income (loss), net of tax	—	—	—	—	—	(69)	(69)	(69)
Comprehensive income							$14,684	
Balance, December 31, 2007	$ —	$—	$32	$98,188	$26,133	$(336)		$124,017

See Notes to Consolidated Financial Statements.

Metalico, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
		($ thousands)	
Cash Flows from Operating Activities			
Net income	$ 14,753	$ 10,328	$ 5,589
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	5,134	3,886	4,027
Amortization	1,180	448	611
Amortization of put option discounts	239	—	—
Amortization of note payable discounts	—	46	288
Impairment loss	—	823	—
Provision for doubtful accounts receivable	168	146	45
Deferred income taxes	(391)	(1,316)	2,053
Net gain on sale and disposal of property and equipment	210	(120)	(288)
Net gain on sale of discontinued operations	—	(903)	—
Minority interest in loss of consolidated subsidiary	(357)	(65)	—
Compensation expense on stock options and warrants issued	691	370	83
Excess tax benefit from stock-based compensation	(57)	—	—
Change in assets and liabilities, net of acquisitions:			
(Increase) decrease in:			
Trade receivables	(15,044)	(60)	(2,180)
Inventories	(17,216)	(6,406)	(2,370)
Prepaid expenses and other	(1,940)	(908)	(476)
Increase (decrease) in:			
Accounts payable, accrued expenses and income taxes payable	4,608	5,390	(227)
Net cash provided by (used in) operating activities	(8,022)	11,659	7,155
Cash Flows from Investing Activities			
Proceeds from sale of discontinued operations	—	5,968	—
Proceeds from sale of property and equipment	27	725	2,126
Purchase of property and equipment	(11,632)	(9,891)	(3,628)
(Increase) decrease in other assets	2,205	(1,235)	(195)
Investment in unconsolidated subsidiary	(3,600)	—	—
Cash restricted for investment	(6,112)	(9,006)	—
Cash paid for business acquisitions, less cash acquired	(75,778)	—	(4,403)
Net cash used in investing activities	(94,890)	(13,439)	(6,100)
Cash Flows from Financing Activities			
Net (payments) borrowings under revolving lines-of-credit	19,950	(4,784)	1,596
Proceeds from other borrowings	57,761	4,341	3,429
Principal payments on other borrowings	(8,812)	(5,928)	(4,849)
Proceeds from issuance of common stock on exercised warrants and options	859	—	12
Proceeds from other issuance of common stock	33,939	1,250	—
Excess tax benefit from stock-based compensation	57	—	—
Proceeds from issuance of subsidiary stock	3,613	6,506	—
Redemption of redeemable common stock and warrants	—	—	(100)
Debt-issue costs	(2,608)	—	(20)
Net cash provided by financing activities	104,759	1,385	68
Net increase (decrease) in cash and cash equivalents	1,847	(395)	1,123
Cash and cash equivalents:			
Beginning	1,462	1,857	734
Ending	$ 3,309	$ 1,462	$ 1,857

See Notes to Consolidated Financial Statements.

($ thousands, except share data)

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Metalico, Inc. and subsidiaries (the Company) operates primarily in two distinct business segments (i) ferrous and non-ferrous scrap metal recycling and (ii) lead product fabricating. The Company's operating facilities as of December 31, 2007, included eleven scrap metal recycling facilities located in Buffalo, Rochester, Niagara Falls, Lackawanna, and Syracuse, New York, Akron, Ohio, Newark, New Jersey and West Chester and Quarryville, Pennsylvania an aluminum de-ox plant located in Syracuse, New York and five lead product manufacturing and fabricating plants located in Birmingham, Alabama, Healdsburg and Ontario, California, Carson City, Nevada and Granite City, Illinois. The Company markets a majority of its products on a national basis but maintains several international customers.

Reference should be made to Note 20 regarding discontinued operations of the Company.

A summary of the Company's significant accounting policies follows:

Use of estimates in the preparation of financial statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation: The accompanying financial statements include the accounts of Metalico, Inc. and its consolidated subsidiaries, which are comprised of those entities in which it has an investment of 50% or more, or a controlling financial interest. A controlling financial interest is presumed to exist when the Company holds an interest of 50% or less in an entity, but possesses (i) control over more than 50% of the voting rights by virtue of indirect ownership by certain officers and shareholders of the Company, (ii) the power to govern the entity's financial and operating policies by agreement or statute or ability to appoint management, (iii) the right to appoint or remove the majority of the board of directors, or (iv) the power to assemble the majority of voting rights at meetings of the board of directors or other governing body. All significant intercompany accounts and transactions have been eliminated.

Cash and cash equivalents: For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Trade receivables: Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. The Company generally does not charge interest on past-due amounts or require collateral on trade receivables.

Concentration of credit risk: Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and trade receivables. At times, cash in banks is in excess of the FDIC insurance limit. The Company has not experienced any loss as a result of those deposits and does not expect any in the future.

Inventories: Inventories are valued at the lower of cost or market determined on a first-in, first-out basis. A portion of operating labor and overhead costs has been allocated to inventory.

Property and equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated service lives of the respective classes of property and equipment ranging between 3 and 10 years for office furniture, fixtures and equipment, 3 and 10 years for vehicles, 2 and 20 years for machinery and equipment and 3 and 39 years for buildings and improvements.

Goodwill: The Company records as goodwill the excess of the purchase price over the fair value of identifiable net assets acquired. Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* prescribes a two-step process for impairment testing of goodwill, which is performed annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment by comparing the estimated fair value of each reporting unit to its carrying value, while the second step, if necessary, measures the impairment. The Company has elected to perform its annual analysis as of December 31 of each fiscal year. No indicators of impairment were identified for the years ended December 31, 2007, 2006 and 2005.

Other intangible and other assets: Covenants not to compete are amortized on a straight-line basis over the terms of the agreements, not exceeding 5 years. Debt issue costs are amortized over the average term of the credit agreement using the effective interest method. Supplier lists are amortized on a straight-line basis not to exceed 20 years, customer lists are amortized on a straight-line basis not to exceed 10 years, and trademarks and know-how have an indefinite life.

Impairment of long-lived and intangible assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are impaired, the impairment is recognized as the amount by which the carrying amount exceeds the estimated future discounted cash flows. Assets to be sold are reported at the lower of the carrying amount or the fair value less costs to sell.

Equity Method of Accounting — The Company accounts for its unconsolidated subsidiaries using the equity method of accounting. Under the equity method, the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition. Equity in the losses of the unconsolidated subsidiary is recognized according to the Company's percentage ownership in the unconsolidated subsidiary until the Company contributed capital has been fully depleted. Reserves are provided where management determines that the investment or equity in earnings is not realizable. Changes in equity in undistributed earnings or losses since acquisition are reflected in other income in the statement of income.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company files its income tax return on a consolidated basis with its respective subsidiaries. The members of the consolidated group have elected to allocate income taxes among the members of the group by the separate return method, under which the parent company credits the subsidiary for income tax reductions resulting from the subsidiary's inclusion in the consolidated return, or the parent company charges the subsidiary for its allocated share of the consolidated income tax liability. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income

Revenue recognition: Revenues from lead product and scrap metal sales are recognized as goods are shipped, which generally is when title transfers and the risks and rewards of ownership have passed to customers. Revenue from the sale of scrap catalytic converter ceramic substrate is recognized two days from the date of shipment for domestic sales and 30 days from the date of shipment for international sales. Brokerage sales are recognized upon receipt of materials by the customer and reported net of costs in product sales.

Sale of Stock by a Subsidiary: The Company accounts for the sale of stock by a subsidiary of the Company in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 51, "Accounting for Sales of Stock by a Subsidiary" ("SAB 51"), which requires that the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary be reflected as either a gain or loss in the statement of operations or reflected as an equity transaction. The Company has elected to record gains or losses resulting from the sale of a subsidiary's stock as equity transactions, net of deferred taxes.

Derivative financial instruments: All derivatives are recognized on the balance sheet at their value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability "cash flow" hedge. Changes in the fair value of a derivative that is highly effective as — and that is designated and qualifies as — a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedged transactions. This process includes linking all derivatives that are designated as cash-flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (4) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with subsequent changes in its fair value recognized in current-period earnings.

Stock-based compensation: Effective January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment* ("SFAS No. 123R"), using the modified prospective application transition method. SFAS No. 123R revises SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). Under the modified prospective method, we have recorded compensation cost for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption (using the amounts previously measured under SFAS No. 123 for pro forma disclosure purposes). Since we have chosen the modified prospective application transition method, the financial statements for the periods prior to adoption have not been restated.

SFAS No. 123R requires us to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to recognizing these forfeitures and the corresponding reduction in expense as they occur. In addition, SFAS No. 123R requires the Company to reflect the tax savings resulting from tax deductions in excess of compensation expense reflected in its financial statements as a cash inflow from financing activities in its statement of cash flows rather than as an operating cash flow as in prior periods.

Prior to January 1, 2006 as permitted under generally accepted accounting principles, grants under those plans were accounted for following APB Opinion No. 25 ("APB No. 25") and related interpretations. Accordingly, no compensation cost was recognized for grants that are fixed plan awards except for options and warrants issued at exercise prices below fair value. Had compensation cost for all of the stock-based compensation awards been determined based on the grant date fair values of awards (the method described in SFAS No. 123), reported net income would have been reduced to the pro forma amounts shown below:

	2005
Net income:	
As reported	$5,589
Pro forma	$5,504
Earnings per share on income from continuing operations available to common stockholders:	
As reported	
Basic	0.29
Diluted	0.29
Proforma	
Basic	0.28
Diluted	0.28

For purpose of the proforma amounts above the fair value of each award were estimated at the grant date using the Black-Scholes method in 2005, with the following assumptions for grants: dividend rate of 0%; risk-free interest rates of between 3 and 7%; expected lives of 5 years and a volatility rate of 45% using a comparable company in 2005.

Environmental remediation costs: The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes, and possible new statutory enactments. The Company accrues losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recorded no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Determining (a) the extent of remedial actions that are or may be required, (b) the type of remedial actions to be used, (c) the allocation of costs among potentially responsible parties (PRPs) and (d) the costs of making such determinations, on a site-by-site basis, require a number of judgments and assumptions and are inherently difficult to estimate. The Company utilizes certain experienced consultants responsible for site monitoring, third party environmental specialists, and correspondence and progress reports obtained from the various regulatory agencies responsible for site monitoring to estimate its accrued environmental remediation costs. The Company generally contracts with third parties to fulfill most of its obligations for remedial actions. The time period necessary to remediate a particular site may extend several years, and the laws governing the remediation process and the technology available to complete the remedial action may change before the remedial action is complete.

Additionally, the impact of inflation and productivity improvements can change the estimates of costs to be incurred. It is reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies, the nonexistence or inability of other PRPs to contribute to the settlements of such liabilities or other factors could necessitate the recording of additional liabilities which could be material. The majority of the Company's environmental remediation accrued liabilities are applicable to its secondary lead smelting operations classified as discontinued operations.

Earnings per common share: Basic earnings per share (EPS) data has been computed on the basis of the weighted-average number of common shares outstanding during each period presented. Accrued dividends on convertible preferred stock for each applicable year reduced the earnings available to common stockholders in the basic EPS computation. Diluted EPS data has been computed on the basis of the assumed conversion, exercise or issuance of all potential common stock instruments, unless the effect is to reduce the loss or increase the net income per common share.

Note 2. Business Acquisitions

Business acquisition (scrap metal recycling segment): On July 10, 2007, the Company acquired 82.5% of the outstanding capital stock of Totalcat Group, Inc. (Totalcat), a recycler and manufacturer of catalytic devices headquartered in Newark, New Jersey. Both Metalico and the selling stockholders of Totalcat have rights to require the sale of the remaining Totalcat stock to Metalico at a future date at a price determined in accordance with a formula set forth in the governing stock purchase agreement. The Company has recorded a liability of $5,734 representing the net present value of the maximum anticipated purchase price of the remaining 17.5%. The present value discount is being amortized from the acquisition date through the future purchase date. The results of operations acquired have been included in the accompanying consolidated financial statements since that date. The aggregate purchase price for the capital stock acquisition was approximately $30,000, plus a $1,488 payment for net working capital in excess of a predetermined amount. The Company also entered into a $1,500 non-compete agreement with one of the previous owners. The acquisition was financed with an $18,000 term loan maturing in six years with the $13,488 balance of the purchase price paid with borrowings from the Company's existing credit facility. The Company has not completed its valuation of certain intangible assets acquired in the transaction due to the complexity and availability of the information required to value such items and has recorded a preliminary purchase price allocation based upon management's assessment of the tangible and intangible asset values as of the acquisition date. As such, the allocation of the purchase price is subject to adjustment. It is anticipated that the valuation will be completed in the second quarter of 2008. The preliminary purchase price allocation is as follows:

Assets	
Cash	$ 281
Accounts receivable	3,405
Inventory	3,637
Other current assets	1,002
Property and equipment	859
Other assets	10
Other Intangibles	1,160
Goodwill	34,457
Liabilities Assumed	
Accounts payable and accrued expenses	(2,435)
Short term debt and notes payable	(2,968)
Present value of put option for remaining 17.5%	(5,734)
Deferred tax liabilities	(443)
Other liabilities	(1,743)
Net assets acquired	$31,488

The $34,457 of goodwill, not deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. Other amortizable intangible assets acquired in the transaction include $1,100 for supplier relationships which are being amortized on a straight-line basis over a 10 year period and $60 assigned to the value of a joint venture agreement an is being amortized on a straight-line basis over a 4 year period.

Unaudited pro forma financial information presented below for the years ended December 31, 2007 and 2006 gives effect to the acquisition of Totalcat as if it occurred as of January 1, 2006. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition of Totalcat had taken place at the beginning of each of the periods presented.

	2007	2006
Revenues	$354,757	$233,923
Net Income	$ 13,170	$ 8,436
Earnings Per Share		
Basic	$ 0.45	$ 0.34
Diluted	$ 0.45	$ 0.32

Business acquisition (scrap metal recycling segment): On July 3, 2007, the Company's Metalico Akron, Inc. (Metalico Akron) and Metalico Akron Realty, Inc. (Realty) subsidiaries acquired substantially all of the operating assets of Annaco, Inc. ("Annaco") and interests in the real property used by Annaco in its business. The results of operations acquired have been included in the consolidated financial statements since that date. The aggregate purchase price was approximately $33,510, including a payment for inventory in excess of a predetermined amount that was subject to post-closing adjustment and an allocation for the real estate interests. The Company will also make an annual payment to Annaco for the fiscal years 2007, 2008, and 2009 (any payment for 2007 to be prorated) if the acquired assets perform over a predetermined income level during such periods. If such payments are made, it will increase the total purchase price and be recorded as an increase to goodwill. The acquisition was financed with a $32,000 term loan maturing in six years with the balance of the purchase price paid with borrowings under the Company's existing credit facility. The Company has completed its valuation of certain intangible assets acquired in the transaction and has recorded a purchase price allocation based upon management's assessment of the tangible and intangible asset values as of the acquisition date. The purchase price allocation is as follows:

Assets	
Inventory	3,360
Other current assets	109
Property and equipment	7,000
Other Intangibles	13,600
Covenants not-to-compete	55
Goodwill	9,961
Liabilities Assumed	
Accounts payable and accrued expenses	(575)
Net assets acquired	$33,510

The $9,961 of goodwill, deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. Other amortizable intangible assets acquired in the transaction include $13,600 for supplier relationships and are being amortized on a straight-line basis over a 20 year period.

Unaudited pro forma financial information presented below for the years ended December 31, 2007 and 2006 gives effect to the acquisition of Annaco as if it occurred as of January 1, 2006. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition of Annaco had taken place at the beginning of each of the periods presented.

	2007	2006
Revenues	$365,188	$273,040
Net Income	$ 15,262	$ 11,773
Earnings Per Share		
Basic	$ 0.53	$ 0.47
Diluted	$ 0.52	$ 0.45

Business acquisition (scrap metal recycling segment): On May 31, 2007, the Company acquired 100% of the outstanding capital stock of Tranzact, Inc. ("Tranzact"), a recycler of molybdenum, tantalum and tungsten scrap metals located in Quarryville, Pennsylvania. This acquisition represents a strategic expansion into these specialized metals markets. The results of operations acquired have been included in the accompanying consolidated financial statements since that date. The aggregate purchase price was approximately $10,162 including cash in the amount of $9,538 and a note payable to the seller of $624. The cash portion of the acquisition was financed by debt from borrowings under the Company's loan agreement with its primary lender. The Company has completed its valuation of certain intangible assets acquired in the transaction and has recorded a purchase price allocation based upon management's assessment of the tangible and intangible asset values as of the acquisition date. The purchase price allocation is as follows:

Assets	
Cash	$ 362
Accounts receivable	3,818
Inventory	4,846
Property and equipment	70
Other assets	7
Covenants not-to-compete	375
Other Intangibles	3,600
Goodwill	3,846
Liabilities Assumed	
Debt	(2,079)
Accounts payable and accrued expenses	(3,341)
Deferred tax liabilities	(1,342)
Net assets acquired	$10,162

The $3,846 of goodwill, not deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. Other amortizable intangible assets acquired in the transaction include $3,600 for supplier relationships and are being amortized on a straight-line basis over a 10 year period.

Unaudited pro forma financial information results of operations for the years ended December 31, 2007 and 2006 presented below gives effect to the acquisition of Tranzact as if it occurred as of January 1, 2006. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition of Tranzact had taken place at the beginning of the periods presented.

	2007	2006
Revenues	$346,624	$230,570
Net Income	$ 15,357	$ 14,457
Earnings Per Share		
Basic	$ 0.53	$ 0.58
Diluted	$ 0.52	$ 0.56

Business acquisition (scrap metal recycling segment): On April 30, 2007, through its Metalico Transfer, Inc., subsidiary, the Company acquired substantially all of the assets of Compass Environmental Haulers, Inc. ("Compass"), a construction and demolition debris transfer station in Rochester, New York. The acquisition expanded the Company's scrap recycling hauling operations and entered the Company into the construction and demolition transfer business. Another wholly owned subsidiary, Metalico Transfer Realty, Inc., acquired the real property used in Compass' operations from an affiliate of Compass. The results of operations acquired have been included in the accompanying consolidated financial statements since that date. The aggregate purchase price (including the cost of the real property) was approximately $2,694 including cash in the amount of $1,640, notes payable of $934 and a non-compete agreement of $120. The cash portion of the acquisition was financed by debt from borrowings under the Company's loan agreement with its primary lender. The following table summarizes the estimated fair values of the assets acquired at the date of acquisition. However, allocations are preliminary and subject to change:

Assets	
Property and equipment	$1,335
Other assets	5
Covenant not-to-compete	120
Goodwill	1,234
Net assets acquired	$2,694

The $1,234 of goodwill, deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired.

Unaudited pro forma results are not presented as they are not material to the Company's overall consolidated financial statements.

Business acquisition (scrap metal recycling segment): On November 1, 2005, the Company acquired the net assets and business operations of a ferrous and non-ferrous scrap metal recycler in Western New York. The results of operations acquired have been included in the accompanying consolidated financial statements since that date. The aggregate purchase price was approximately $2,220, including cash of $1,220. The cash portion of the acquisition was financed by debt, including borrowings under Metalico, Inc.'s loan agreement with its primary lender and the issuance of an installment note to the seller for $1,000.

The allocation of the purchase price is as follows:

Assets:	
Inventories	$ 220
Property and equipment	559
Goodwill	1,528
Liabilities assumed:	
Debt	(68)
Other liabilities	(19)
Net assets acquired	$2,220

The $1,528 of goodwill is deductible for income tax purposes.

Unaudited pro forma consolidated results of operations for the year ended December 31, 2005, as though the acquisition had been made as of January 1, 2005, follow:

	2005
Revenue	$157,162
Income from continuing operations	7,293
Earnings per share:	
Basic	0.30
Diluted	0.30

Note 3. Inventories

Inventories as of December 31, 2007 and 2006, were as follows:

	2007	2006
Raw materials	$14,761	$ 4,793
Finished goods	12,727	5,005
Work-in-process	7,662	3,793
Ferrous scrap metal	5,427	1,722
Non-ferrous scrap metal	8,971	5,176
	$49,548	$20,489

Note 4. Investment in Beacon Energy Corp and Minority Interests

In April 2007 and December 2006, the Company, as a founding investor, invested $500 and $2,500, respectively, for a total of 240,000 shares, or $12.50 per share, of common stock in Beacon Energy Corp., (Beacon), formerly known as AgriFuel Co., a start-up company organized to produce and market biofuels refined from waste vegetable oil, fats, and agricultural feedstocks. In September 2007, the Company invested an additional $2,000 for an additional 64,000 shares, or $31.25 per shares totaling 304,000 shares at December 31, 2007. The Company holds 47.0% and 46.8% of the total voting percentage of Beacon as of December 31, 2007 and 2006 respectively. Beacon has been consolidated with the results of the Company due to the Company having a controlling financial interest when its direct ownership is combined with the Company's executive officers' holdings in Beacon. Also receiving the founders' share price of $12.50 per share for 2006 purchases was the President of Beacon, who purchased 8,000 shares for $100, and the President and Chief Executive Officer of Metalico, who purchased 24,000 shares for $300. A subsequent investment of $900 for 28,800 shares at $31.25 per share in September 2007 by the President and Chief Executive Officer of Metalico resulted in an 8.2% interest held by him as of December 31, 2007.

In addition to the founders' investments and additional investment by the President and Chief Executive Officer of Metalico described above, $2,712 for 86,787 shares at $31.25 per share was received from other investors in January and September 2007 and $6,106 for 195,400 shares at $31.25 per share was received from other investors of common stock of Beacon in December 2006.

Additionally, in conjunction with the acquisition of Totalcat in July 2007 as described in Note 2, the Company obtained a minority interest in a joint venture with an unrelated company.

The following table presents changes in minority interest balances for the years ended December 31, 2007 and 2006:

	2007	2006
Balance, beginning of year	$4,726	$ —
Investments in Beacon	3,612	6,506
Acquired through acquisitions	(7)	—
Share of loss	(357)	(65)
Dilution from stock issuance	(201)	(1,715)
Balance, end of year	$7,773	$ 4,726

As of December 31, 2007, Beacon has $9,232 in cash and investments that are restricted for the use of Beacon investments and are classified as non-current assets.

Note 5. Property and Equipment

Property and equipment as of December 31, 2007 and 2006 consisted of the following:

	2007	2006
Land	$ 5,586	$ 4,256
Buildings and improvements	18,778	14,709
Office furniture, fixtures and equipment	1,606	678
Vehicles and machinery and equipment	37,116	23,431
	63,086	43,074
Less accumulated depreciation	18,378	13,860
	$44,708	$29,214

Note 6. Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006, were as follows:

	2007	2006
Balance, beginning	$29,067	$29,067
Acquired during the year	49,498	—
Balance, ending	$78,565	$29,067

Note 7. Other Intangible Assets

Other intangible assets as of December 31, 2007 and 2006, consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
2007			
Covenants not-to-compete	$ 4,361	$1,359	$ 3,002
Trademarks	969	—	969
Customer relationships	1,055	633	422
Supplier relationships	18,360	625	17,735
Know how	397	—	397
	$25,142	$2,617	$22,525
2006			
Covenants not-to-compete	$ 2,243	$1,261	$ 982
Trademarks	969	—	969
Customer relationships	1,055	422	633
Know how	397	—	397
	$ 4,664	$1,683	$ 2,981

The changes in the net carrying amount of amortized intangible and other assets by classifications for the years ended December 31, 2007 and 2006, were as follows:

	Covenants Not-to-Compete	Customer Relationships	Supplier Relationships
2007			
Balance, beginning	$ 982	$ 633	$ —
Acquisitions/additions	2,118	—	18,360
Amortization	(98)	(211)	(625)
Balance, ending	$3,002	$ 422	$17,735
2006			
Balance, beginning	$1,131	$ 844	$ —
Acquisitions/additions	—	—	—
Amortization	(149)	(211)	—
Balance, ending	$ 982	$ 633	$ —

Amortization expense recognized on all amortized intangible assets totaled $934, $360 and $437 for the years ended December 31, 2007, 2006 and 2005. Estimated aggregate amortization expense on amortized intangible and other assets for each of the next 5 years and thereafter is as follows:

Years Ending December 31:	Amount
2008	$ 1,734
2009	1,878
2010	1,813
2011	1,794
2012	1,932
Thereafter	12,008
	$21,159

Note 8. Subsidiary Investments

In April 2007, the Company, through its subsidiary Beacon Energy Corp. (formerly known as AgriFuel Co.), completed a $3,600 investment accounted for on the equity method in Terra Bioenergy LLC ("Terra"), a St. Josephs, Missouri based development stage biodiesel production company. With the completion of such investment, Beacon Energy Corp. owns 36% of Terra, with an option to increase its ownership level to over 50%. Terra is in the initial phases of constructing a 30 million gallon per year biodiesel production plant. It has contracted with Desmet Ballestra to provide the technology process for the plant, and with B&A, Inc. to serve as the project's construction engineer. Upon completion, the plant will be able to process a 50/50 blend of soy oil and choice white grease.

Subsidiary investment as of December 31, 2007 and 2006, consisted of the following:

	2007	2006
Initial investment	$3,600	$—
Equity in earnings of subsidiary investment	54	—
	$3,654	$—

The earnings of the subsidiary investment has been reflected in other income for the year ended December 31, 2007.

Note 9. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities as of December 31, 2007 and 2006, consisted of the following:

	2007			2006		
	Current	Long-Term	Total	Current	Long-Term	Total
Environmental remediation costs	$2,933	$ 714	$ 3,647	$1,500	$ 982	$2,482
Payroll and employee benefits	2,699	—	2,699	1,816	—	1,816
Interest and bank fees	971	—	971	113	—	113
Obligations under put options (see Note 2)	—	5,973	5,973	—	—	—
Other	1,802	21	1,823	688	72	760
	$8,405	$6,708	$15,113	$4,117	$1,054	$5,171

Note 10. Pledged Assets and Short and Long-Term Debt

Short-term debt as of December 31, 2007 and 2006, consisted of the following:

	2007	2006
Revolving line-of-credit notes payable under secured credit facility to primary lender, terms as described below	$ 5,887	$ 1,897

Long-term debt as of December 31, 2007 and 2006, consisted of the following:

	2007	2006
Senior debt:		
Revolving line-of-credit notes payable under secured credit facility with primary lender, terms as described below	$23,548	$ 7,588
Term notes payable under secured credit facility with primary lender, due in monthly principal installments from $12 to $62 plus interest at the lenders base rate plus a margin (an effective rate of 7.75% at December 31, 2007), remainder due May 2009, collateralized by substantially all assets of the Company	5,260	2,217
Note payable to bank, due in monthly installments of $3, including interest at 7.2%, remainder due April 2019, collateralized by a mortgage on real property	264	279
Other, primarily equipment notes payable and capitalized leases for related equipment, interest from 1.9% to 9.8%, collateralized by certain equipment with due dates ranging from 2008 to 2012	5,461	3,963
Subordinated debt (subordinate to debt with primary lender):		
Term notes payable maturing July 2013. Interest payable monthly at the lenders minimum base rate plus a margin of 3.5% (an effective rate of 11.0% at December 31, 2007), The notes are guaranteed by certain of the Company's subsidiaries and collateralized by substantially all assets of the Company	50,000	—
Note payable to corporation for stock repurchase, due in quarterly installments of $5, remainder due April 2008, without interest, collateralized by common shares held by escrow agent	245	265
Note payable to corporation in connection with business acquisition, due in principal installments of approximately $11 every other month plus interest at 5%, unsecured	116	179
Non-compete obligations payable to individuals in connection with business acquisitions, due in installments from $11 to $15 from monthly to every other month, unsecured	1,531	689
Note payable to corporation in connection with business acquisition, due in monthly installments of approximately $19 including imputed interest at 4.8%, due April 2009, collateralized by equipment	293	—
Note payable to corporation in connection with business acquisition, due in monthly installments of approximately $21 including imputed interest at 4.8%, due April 2009, collateralized by land and buildings acquired under the terms of the purchase agreement	303	—
Note payable to corporation in connection with business acquisition, due in quarterly principal installments of approximately $63 plus interest at 7%, due November 2009, unsecured	500	750
Note payable to selling shareholder in connection with business acquisition, due in monthly installments of approximately $41 plus interest at 8%, due may 2010, unsecured	1,192	—

	2007	2006
Note payable to selling shareholder in connection with business acquisition, due in monthly installments of approximately $17 plus interest at 8%, due may 2010, unsecured	503	—
Note payable to corporation in connection with business acquisition, due in monthly installments of approximately $15 including interest at 5%, remainder due November 2007, collateralized by equipment	—	275
Note payable to corporation in connection with business acquisition, due November 2007, interest payable monthly at 5%, collateralized by land and buildings acquired under the terms of the purchase agreement	—	400
	89,216	16,605
Less current maturities	5,497	3,495
Long-term portion	$83,719	$13,110

On July 3, 2007, the Company entered into a Financing Agreement with Ableco Finance, LLC (Ableco) for two term loans in the respective amounts of $32 million and $18 million, both maturing in six years. Obligations under the agreement are guaranteed by certain of the Company's subsidiaries. Each loan bears interest at (a) (i) the greater of 7.5% per annum or the Reference Rate (a rate determined by reference to the prime rate) plus (ii) 3.5% or (b) at the Company's election, the greater of 4.5% per annum or the current LIBOR rate plus 6.5% (effectively 11.00% at December 31, 2007). Pursuant to the Financing Agreement, the Company is subject to certain operating covenants and is restricted from, among other things, paying dividends and entering into certain transactions without the prior consent of Ableco and other lenders party to the agreement from time to time. In addition, the Financing Agreement contains certain financial covenants, including leverage ratio, debt-to-EBITDA ratio, fixed charge coverage ratio, and capital expenditure covenants. Obligations under the Financing Agreement are secured by substantially all of the Company's assets. Liens in favor of Ableco are subordinate to liens in favor of Wells Fargo Foothill, Inc. (Foothill) provided under the loan agreement described in the next paragraph.

On July 3, 2007, the Company entered into an Amended and Restated Loan and Security Agreement with Foothill, replacing its prior loan agreement with the same lender. The new six-year facility consists of senior secured credit facilities in the aggregate amount of $85 million, including a $63 million revolving line of credit, an $8 million machinery and equipment Term A loan facility, a $2 million capital expenditure Term B loan facility, and a $12 million equipment finance Term C loan facility. The revolving line bears interest at the Base Rate (a rate determined by reference to the prime rate) plus .25% (effective rate of 7.5% and 8.5% at December 31, 2007 and 2006 respectively) or, at the Company's election, the current LIBOR rate plus 2%. (an effective rate of 6.9% and 8.5% at December 31, 2007 and 2006, respectively). Each of the Term loans A and B bears interest at the Base Rate plus .5% (an effective rate of 7.75% and 8.75% at December 31, 2007 and 2006, respectively) or, at the Company's election, the current LIBOR rate plus 2.25% (an effective rate of 7.42% at December 31, 2007). None of the Company's debt balances were subject to a LIBOR option at December 31, 2006. The Term C loan facility bears interest at the Base Rate plus .25% or, at the election, the current LIBOR rate plus 2.25%. The Company also has the right to request an increase in the aggregate principal amount of the credit facilities of an additional $15 million, subject to increased commitments from the lenders party to the Loan Agreement from time to time. Pursuant to the Loan Agreement, the Company is subject to certain operating covenants and is restricted from, among other things, paying cash dividends, repurchasing its common stock over certain stated thresholds, and entering into certain transactions without the prior consent of Foothill and other lenders party to the Loan Agreement from time to time. In addition, the Loan Agreement contains certain financial covenants, including minimum EBITDA, fixed charge coverage ratio, and capital expenditure covenants. Obligations under the Loan Agreement are secured by substantially all of the Company's assets.

In December 2007, the Company entered into an interest rate swap agreement related to their borrowings on their revolving line-of-credit with Foothill. This swap is utilized to manage interest rate exposure and is designated as a highly effective cash flow hedge. The differential to be paid or received on the swap agreement is accrued as interest rates change and is recognized over the life of the agreement in interest expense. The swap agreement expires in January 2011 and has a rate of 4.04% with a notional amount of $20,000. Included in other comprehensive income is a loss of approximately $63 relating to the fair value of the swap agreement as of December 31, 2007. As this instrument ages toward maturity and/or the interest rates increase, the loss will be reclassified from accumulated other comprehensive income into earnings.

Aggregate annual maturities required on long-term debt at December 31, 2007, are as follows:

Years Ending December 31:	Amount
2008	$ 5,497
2009	4,807
2010	2,496
2011	1,845
2012	848
Thereafter	73,723
	$89,216

Note 11. Accumulated Other Comprehensive Income

Total comprehensive income is reported in the accompanying statements of stockholders' equity. Information related to the components, net of tax, of other comprehensive income (loss) for the years ended December 31, 2007, 2006 and 2005 is a s follows.

	2007	2006	2005
Change in funded status of defined benefit pension plan	$ (6)	$ —	$ —
Change in minimum pension liability	—	285	$(123)
Unrealized loss on interest rate swap	(63)	—	—
	$(69)	$285	$(123)

The components of accumulated other comprehensive loss, net of tax, as of December 31, 2007 and 2006 are as follows:

	2007	2006
Funded status of defined benefit pension plan	$(273)	$(267)
Unrealized loss on interest rate swap	(63)	—
	$(336)	$(267)

Note 12. Capital and Redeemable Stock

Capital stock voting rights, par value, dividend features and authorized, issued and outstanding shares are summarized as follows as of December 31, 2007 and 2006:

	2007		2006	
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
New Convertible preferred stock, voting, $.001 par value:	139,342	—	16,650,000	14,372,187
Common stock, voting, $.001 par value	50,000,000	31,738,008	40,000,000	11,754,688

Preferred stock is carried at original issue price less issue costs and common stock is carried at par value in the accompanying consolidated financial statements.

Conversion of dividends payable and Class A and B preferred to New preferred: Effective May 24, 2004, Metalico, Inc. entered into an Exchange Agreement with the holders of its preferred stock whereby the outstanding shares of Class A and B preferred stock including all rights associated therewith, including dividends payable, were exchanged for 16,510,658 newly issued shares of preferred stock. In conjunction therewith, Metalico, Inc. amended and restated its Certificate of Incorporation (Third Amendment) to, among other things, terminate the Class A, B and B2 series of preferred stock, provide for revised terms for the new preferred stock and restate and integrate into a single instrument all of the provisions thereof as so amended. Also included in the Third Amendment were provisions that eliminated the redeemable features of preferred stock and its dividend participation requirements.

Preferred stock rights and privileges included the following:

Preference and ranking: Holders of preferred stock had preferential rights over the common stockholders with regard to dividends and distribution of assets upon liquidation. Holders of preferred stock also had certain rights to designate and elect directors to the Board of Directors. Prior to the Third Amendment effective date of May 24, 2004, the Class B preferred ranked senior to the Class A preferred as to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Company.

Dividends: Effective with the Third Amendment on May 24, 2004, dividends payable of $8,950 were exchanged for 4,107,918 issued shares of new preferred stock and preferred stock dividend participation requirements were eliminated. Thereafter the holders of preferred stock were entitled to receive dividends as the Board of Directors of the Company may determine at its sole discretion, and were entitled to share with common stockholders on an as-converted basis in all dividends declared on common stock.

Prior to May 24, 2004, no dividends were payable to common stockholders until the preferred stock was fully converted into common stock and all accrued dividends on the preferred stock were paid. Accruing dividends on the Class A and B preferred stock were payable in cash or common stock (effective April 29, 2002) at the election of the holder. So long as any share of Class B preferred was outstanding, no dividends were payable on any other shares of stock and upon conversion of all shares of Class B preferred, no dividends were payable on any other shares until all accruing dividends relating to the Class B preferred were paid in full. Dividends accrued on preferred stock at a rate of 5% per annum of the original issue price and were without interest.

Conversion features: The preferred stock could be converted, in part or in full, at any time, at the holder's option, into that number of common shares computed by multiplying the number of shares to be converted by the relevant original issue price of $3.00 and dividing the result by the conversion price then in effect, with such conversion price being $3.00 per share as of December 31, 2006.

Mandatory conversion features: Provided neither a qualified offering nor a sale of the Company, as defined, had occurred, holders of 67% of the preferred stock could force all of the preferred stock to be converted into common stock. Upon certain events defined as conversion events, including the consummation of any qualified offering with a price per share of common stock of at least $7.50, all of the preferred stock would be converted into common stock at the then-current conversion price formula.

Class B redeemable features: Prior to the Third Amendment effective date of May 24, 2004, by written notice given any time after May 31, 2006, the holders of at least a majority of the Class B preferred shares had the right to require the Company to redeem all of its outstanding Class B preferred shares for a price per share equal to the fair market value of the Company divided by the number of outstanding shares of common stock (each share of preferred being treated as if converted into common for such calculation). Since the Class B preferred shares were redeemable based on the terms described above prior to May 24, 2004, the Class B preferred stock was reported as redeemable preferred stock outside of the stockholders' equity section of the Company's balance sheet.

Liquidation rights: If Metalico, Inc. were voluntarily or involuntarily liquidated, dissolved or wound up, the holders of its equity securities would have the following preferences and rights against the property of the Company available for distribution to such holders (provided that the following provisions do not apply following, or in connection with, a conversion event as defined in the Third Amended and Restated Certificate of Incorporation): first, the holders of the preferred stock would be entitled to receive an aggregate.amount equal to the greater of (x) the product determined by multiplying the total number of shares of former preferred stock exchanged or deemed exchanged for preferred shares on the date of the Third Amendment by the original issue price, pro rata among the holders of the preferred stock determined, with respect to each share of preferred stock, by dividing (i) the product determined by multiplying (A) the number of shares of former preferred stock exchanged or deemed exchanged with respect to such share of preferred stock on the date of the Third Amendment by (B) the original issue price by (ii) the number of shares of preferred stock received or deemed received upon such exchange, and (y) the amount determined on an as-converted basis, pro rata in accordance with the number of common shares held by each of them; and then second the balance to the holders of common stock, pro rata, in accordance with the number of common shares held by each of them.

As of May 14, 2007, all outstanding preferred stock was converted to common. All converted preferred shares were cancelled upon conversion to common and eliminated from the authorized preferred share total. The Company had no preferred stock issued and outstanding as of December 31, 2007.

Common stock features include the following:

Authorized shares: On May 22, 2007 the Company's shareholders approved an increase in the total number of authorized shares of common stock from 40,000,000 shares to 50,000,000 shares.

Redeemable features: Certain holders of common shares had put rights, the exercise of which was outside the Company's control. The aggregate value of the remaining redemption rights totaled $1,000 at December 31, 2005, which was reported as redeemable common stock outside of the stockholders' equity section of the Company's balance sheet. The put rights as of December 31, 2005, consisted of 200,000 shares where the holder had the right to put such shares to the Company at a minimum price of $5.00 after November 18, 2005. On February 10, 2006, the Company entered into an agreement with the holder of the shares of its redeemable common stock. In lieu of receiving the $5.00 per share redemption price from the Company, the holder agreed to liquidate his shares in the public trading market. In consideration of the holder's forbearance from exercising the put rights, the Company agreed to pay the holder the shortfall, if any, between the proceeds received by the holder from market sales of the stock and $5.00 per share. Additionally, the Company was required to pay interest monthly at 7% per annum on the unliquidated balance determined by multiplying the number of shares yet unsold by $5.00. All shares were liquidated during 2006 by the holder and the Company paid $68 as a result of the shortfall incurred.

Changes in redeemable preferred and common stock for the years ended December 31, 2007, 2006 and 2005, were as follows:

	2007	2006	2005
Balance, beginning	$ —	$ 1,000	$1,200
Redemption of 31,250 shares of redeemable common stock	—	—	(100)
Expiration of redemption option on 31,250 shares of redeemable common stock	—	—	(100)
Redemption of 200,000 shares of redeemable common stock	—	(1,000)	—
Balance, ending	$ —	$ —	$1,000

Stock purchase warrants: The Company issued common stock purchase warrants to a financial underwriter in December 2000, representing 30,000 shares of common stock. The stock purchase warrants had an exercise price of approximately $2.92 per share and were exercisable at any time through November 2005. During 2005, 15,000 warrants were exercised in a cashless exchange resulting in the issuance of 1,971 common shares. The remaining 15,000 warrants were extended for one year and exercised in a cashless exchange in November 2006, resulting in the issuance of 5,841 common shares.

In conjunction with the issuance of convertible notes to finance a business acquisition, the convertible notes holders were also issued 272,146 of detachable common stock purchase warrants that are exercisable for a period of three years from the date of the convertible note with an exercise price of $4.00 per share. In 2007 a total of 262,146 in detachable common stock warrants were exercised resulting in the issuance of 166,235 common shares. In December 2006, warrants to purchase 10,000 common shares were exercised in a cashless transaction resulting in the issuance of 2,188 common shares. At December 31, 2007, no detachable common stock purchase warrants remained outstanding.

In December 2007, the Company issued 5,000 common stock purchase warrants to a consultant for future services. The stock purchase warrants had an exercise price of $10.00 per share and were exercisable at any time through December 2012.

Note 13. Income Tax Matters

Net deferred tax assets (liabilities), resulting from the differences in the timing of the recognition of certain income and expense items for financial and tax accounting purposes, consisted of the following components as of December 31, 2007 and 2006:

	2007	2006
Deferred tax assets:		
Inventories	$ 3,102	$ 1,795
Accrued liabilities	2,018	1,488
Loss carryforwards for state purposes	2,706	2,477
Other	666	613
	8,492	6,373
Less valuation allowance	2,538	2,441
	5,954	3,932
Deferred tax liabilities:		
Property and equipment	2,214	2,052
Intangible and other	5,077	2,297
Basis in subsidiary stock	671	600
	7,962	4,949
	$(2,008)	$(1,017)

Included in deferred tax liabilities at December 31, 2007 and 2006 is $671 and $600 related to the gain on sale of subsidiary stock recorded as a capital transaction in the consolidated statement of stockholders' equity.

The deferred tax amounts mentioned above have been classified on the accompanying balance sheets as of December 31, 2007 and 2006, as follows:

	2007	2006
Current assets	$ 3,874	$ 2,715
Long-term assets (liabilities)	(5,882)	(3,732)
	$(2,008)	$(1,017)

Management has recorded a valuation allowance on the net deferred tax assets. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The increase in the valuation allowance during 2006 is attributable to loss carryforwards for state purposes related to non-operating subsidiaries unlikely to produce future taxable income in order to utilize these loss carryforwards before they expire. Certain of these valuation reserves were established upon business acquisitions and, if reversed in the future, will result in a decrease to goodwill.

Loss carryforwards for federal and state tax purposes as of December 31, 2007, total approximately $45,968 applicable to the various states in which the Company files its tax returns. A valuation allowance has been recorded for approximately 89% of these loss carryforwards applicable to non-operating subsidiaries filing as single entities under applicable federal and state tax laws. The ability of such non-operating subsidiaries to produce future taxable income in order to utilize all of the loss carryforwards before they expire in 2027 is unlikely.

The Company adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes, on January 1, 2007 with no effect on retained earnings as of January 1, 2007 or on income tax expense for the year ended December 31, 2007.

The provision (credit) for income taxes for the years ended December 31, 2007, 2006 and 2005, consisted of the following:

	2007	2006	2005
Continuing operations:			
Current	$8,535	$ 7,942	$2,295
Deferred	140	(1,684)	2,308
	$8,675	$ 6,258	$4,603
Discontinued operations:			
Current	$ (108)	$(1,140)	$ (589)
Deferred	(492)	368	(253)
	$ (600)	$ (772)	$ (842)

The income tax provision (credit) attributable to income from continuing operations differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2007, 2006 and 2005, due to the following:

	2007	2006	2005
Computed "expected" tax expense (credit)	$ 8,396	$6,047	$4,038
Increase (decrease) in income taxes resulting from:			
State income taxes, net of federal income tax effect	1,205	676	299
Change in valuation allowance	97	(45)	81
Other, net	(1,023)	(420)	185
	$ 8,675	$6,258	$4,603

The total income tax provision (credit) for the years ended December 31, 2007, 2006 and 2005, was $8,075, $5,486 and $3,761, respectively. Those amounts have been allocated to the following financial statement items:

	2007	2006	2005
Income from continuing operations	$8,675	$6,258	$4,603
Discontinued operations	(600)	(772)	(842)
	$8,075	$5,486	$3,761

Note 14. Stock Based Compensation Plans

The Company established the 2006 Long-Term Incentive Plan (the 2006 Plan) which allows for up to 3,173,801 shares of the Company's common stock to be issued upon the exercise of stock based awards granted to officers, consultants, board members and certain other employees from time to time. The purpose of the 2006 Plan is to attract and retain qualified individuals and to align their interests with those of the stockholders by providing certain employees of the Company and its affiliates and members of the Board with the opportunity to receive stock-based and other long-term incentive grants. The 2006 Plan is administered by the Compensation Committee of the Board of Directors. Awards may be granted in various forms, including options, warrants, appreciation rights, restricted stock and common stock and are granted based upon several factors, including seniority, job duties and responsibilities, job performance and overall Company performance. Awards vest over a period as determined by the Compensation Committee. Under the terms of the 2006 Plan, officers, consultants and other employees may be granted awards to purchase common stock at exercise prices set on the date an award is granted and as determined by the Board of Directors. Awards issued under the 2006 Plan vest ratably over three years and are exercisable for up to five years from the date of grant. The Company receives no monetary consideration for the granting of stock based awards pursuant to the 2006 Plan. However, it receives the option price for each share issued to grantees upon the exercise of the options.

The Company established the 1997 Long-Term Incentive Plan (the 1997 Plan) which allows for a number of shares of the Company's common stock equal to up to 10% of the total authorized amount of common shares to be issued upon the exercise of stock based awards granted to officers, consultants and certain other employees from time to time. The primary purpose of the 1997 Plan is to provide additional performance and retention incentives to officers and other key employees by facilitating their purchase of an ownership interest in the Company. The 1997 Plan is administered by the Compensation Committee of the Board of Directors. Awards may be granted in various forms, including options, warrants, appreciation rights, restricted stock and common stock and are granted based upon several factors, including seniority, job duties and responsibilities, job performance and overall Company performance. Awards vest over a period as determined by the Compensation Committee. Under the terms of the 1997 Plan, officers, consultants and other employees may be granted awards to purchase common stock at exercise prices set on the date an award is granted and as determined by the Board of Directors. Exercise or purchase price per share amounts are generally approved at or above the grant date fair value of the Company's common stock; however, certain awards issued in 2005 and 2004 included terms with exercise prices below the grant date fair value of the Company's common stock. Awards issued under the 1997 Plan generally vest ratably over two or three years and are exercisable for up to five years from the date of grant. The Company receives no monetary consideration for the granting of stock based awards pursuant to the 1997 Plan. However, it receives the option price for each share issued to grantees upon the exercise of the options. With the approval of the 2006 Plan described in the preceding paragraph, no further awards were made under the 1997 Plan and all future awards will be made under the 2006 Plan.

As described in Note 1, the Company adopted SFAS No. 123R on January 1, 2006. Previous to this, the Company had accounted for its stock based compensation plans under APB No. 25 as permitted by SFAS No. 123. Awards issued by the Company through December 31, 2005, consist of options, warrants and stock purchase rights and are fixed plan awards under APB No. 25, since the exercise price that a grantee is required to pay upon exercise, and number of shares that a grantee is entitled to receive, are known at the grant date. Through December 31, 2005, no compensation cost had been recognized for grants that are fixed plan awards except for 119,917 options issued in 2005 at exercise prices below fair value (from $2.50 to $3.50 per share) and 55,000 options and 100,000 warrants issued in 2004 at exercise prices below fair value (from $.01 to $1.00 per share) that resulted in compensation expense of approximately $83 for the years ended December 31, 2005.

A summary of the status of the fixed awards at December 31, 2007, 2006 and 2005, and changes during the years ended on those dates is as follows:

	2007		2006		2005	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	995,905	$3.40	872,275	$2.87	375,937	$1.31
Granted	453,500	7.72	206,306	5.39	546,200	3.76
Exercised	(198,899)	2.74	—	—	(38,462)	0.30
Expired	(64,587)	5.82	(82,676)	2.82	(11,400)	2.65
Outstanding at end of year	1,185,919	5.03	995,905	3.40	872,275	2.87
Exercisable at end of year	679,701(a)		594,868(a)		365,808	
Weighted-average fair value per award of awards granted during the year	$ 4.05		$ 2.48		$ 1.13	

(a) As of December 31, 2007, there was $1,645 of total unrecognized compensation costs related to non-vested share-based compensation that is expected to be recognized over a weighted-average period of 2.33 years.

For the year ended December 31, 2007, 2006, and 2005, the fair value of each award was estimated at the grant date using the Black-Scholes method with the following assumptions for grants: dividend rate of 0%; risk-free interest rates of between 3 and 4.5% based on the U.S. Treasury yield curve in effect at the time of the grant; expected lives of 5 years and a volatility rate of 55% for 2007, based upon the Company's stock price volatility, and 47% and 45% using a comparable company in 2006 and 2005, respectively.

	As of and For The Year Ended December 31 Aggregate Intrinsic Value	
	2007	2006
Awards outstanding:	$6,855	$1,724
Awards exercisable:	$4,858	$1,386
Awards exercised:	$1,026	$ —

A further summary about awards outstanding at December 31, 2007, was as follows:

	Options and Warrants Outstanding		Options and Warrants Exercisable	
Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Number Exercisable	Weighted-Average Remaining Contractual Life
0.01	97,500	1.3	97,500	1.3
1.00	25,000	1.3	25,000	1.3
2.00	50,750	1.0	50,750	1.0
3.00	30,000	1.3	30,000	1.3
3.03	138,741	3.0	92,494	3.0
3.50	69,664	2.2	68,553	2.0
4.36	10,000	3.3	5,556	3.3
4.70	3,056	3.5	1,528	3.5
4.86	10,000	3.3	5,556	3.3
4.90	170,000	2.2	170,000	2.0
5.36	5,000	3.3	2,778	3.3
5.50	148,250	3.5	70,007	3.5
6.29	15,000	4.3	3,333	4.3
7.56	5,000	4.7	278	4.7
7.74	389,458	4.6	54,090	4.6
8.00	7,500	4.7	833	4.7
8.48	10,000	4.5	1,389	4.5
10.40	1,000	4.8	56	4.8
Total	1,185,919	3.2	679,701	2.2

Note 15. Pension Plans

At December 31, 2007, the Company has three defined-contribution 401(k) pension plans, one for employees not covered by a collective bargaining agreement (Non-union), one acquired in July 2007 with the purchase of Totalcat Group ("Totalcat Plan") and one for employees at its Granite City, Illinois plant covered by a collective bargaining agreement (Union). The plans offer substantially all employees a choice to elect to make contributions pursuant to salary reduction agreements upon attaining certain age and length-of-service requirements. Under the Non-union plan, the Company may make matching contributions on behalf of the participants of the plan, not to exceed 100% of the amount of each participant's elective salary deferral, up to a maximum percentage of a participant's compensation as defined by the plan. Under the Totalcat Plan, employees do not receive a company match contribution. Under the Union plan, and in accordance with its labor contract that covers the Company's union employees at the Granite City, Illinois plant, Company contributions are required based on a specified rate per month. The Company matched participant contributions during 2007, 2006 and 2005, under the Non-union plan at 100% of a participant's elective salary deferrals, up to a maximum of 4% of a participant's compensation. The Non-union and Union plans also provide a profit sharing component where the Company can make a discretionary contribution to the plans, which is allocated based on the compensation of eligible employees. No profit sharing contributions were made for 2007, 2006 and 2005. Company matching and profit sharing contributions are subject to vesting schedules, and forfeitures are applied to reduce Company contributions. Participants are immediately vested in their elective contributions. 401(k) pension expense for the years ended December 31, 2007, 2006 and 2005, was approximately $355, $421 and $423, respectively.

In connection with the Company's acquisition of a controlling membership interest in Mayco Industries, Inc. effective September 30, 2004, the Company assumed plan sponsorship of a frozen defined benefit pension plan at the Granite City, Illinois plant covering substantially all hourly employees at such location.

Effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — An amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). The statement requires employers to recognize the overfunded and underfunded portion of a defined benefit plan as an asset or liability, respectively, and any unrecognized gains and losses or prior service costs as a component of accumulated other comprehensive income. It also requires a plan's funded status to be measured at the employer's fiscal year-end. The adoption of SFAS 158 had no effect on our consolidated financial statements.

Information relative to this defined benefit pension plan, as of and for the years ended December 31, 2007 and 2006, is presented as follows:

The Company uses a December 31 measurement date for the defined benefit pension plan.

Obligations and Funded Status

	2007	2006
Changes in benefit obligations:		
Obligations at beginning of year	$ 958	$1,016
Service cost	—	—
Interest cost	57	54
Participant contributions	—	—
Amendments	—	—
Actuarial (gain) loss	32	(39)
Benefits paid	(70)	(73)
Obligations at end of year	$ 977	$ 958
Changes in plan assets:		
Fair value of assets at beginning of year	$ 660	$ 628
Actual return on assets	44	54
Company contributions	50	51
Participant contributions	—	—
Benefits paid	(70)	(73)
Fair value of assets at end of year	$ 684	$ 660
Funded status (plan assets less than benefit obligations) at end of year	$(293)	$ (298)
Amounts not recognized:		
Unrecognized net (gain) loss	469	467
Net amount recognized on balance sheet	$ 176	$ 169
Amounts recognized on balance sheet as:		
Accrued benefit cost	$(293)	$ (298)

	2007	2006
Accumulated other comprehensive income	469	467
Net amount recognized on balance sheet	$ 176	$ 169
Aggregate accumulated benefit obligation for the defined benefit pension plan	$ 977	$ 958
Aggregate amounts were:		
Projected benefit obligations	$ 977	$ 958
Accumulated benefit obligations	977	958
Fair value of plan assets	684	660
Components of Net Periodic Benefit Cost and Additional Information Components of net periodic benefit cost:		
Interest cost	$ 57	$ 54
Expected return on plan assets	(49)	(45)
Recognized actuarial (gain) loss	35	37
Net periodic benefit cost	$ 43	$ 46
Additional information:		
Increase (decrease) in minimum liability included in other comprehensive income, net of tax	$ 6	$ (285)
Assumptions		
Weighted-average assumptions used in computing ending obligations:		
Discount rate	6.00%	6.00%
Rate of compensation increase	N/A	N/A
Weighted-average assumptions used in computing net cost:		
Discount rate	6.00%	5.50%
Rate of compensation increase	N/A	N/A
Expected return on plan assets	8.00%	8.00%

The expected long-term rate of return on plan assets for determining net periodic pension cost for each fiscal year is chosen by the Company from a best estimate range determined by applying anticipated long-term returns and long-term volatility for various asset categories to the target asset allocation of the defined benefit pension plan, as well as taking into account historical returns.

Using the asset allocation policy as currently in place for the defined benefit pension plan (60% in total equity securities — 45% large/mid cap stocks and 15% small cap stocks; 40% in fixed income securities), the Company determined the expected rate of return at a 50% probability of achievement level based on (a) forward-looking rate of return expectations for passively-managed asset categories over a 20-year time horizon and (b) historical rates of return from 1926 through 2004 for passively-managed asset categories with available data. Applying an approximately 75%/25% weighting (for conservatism) to the rates determined in (a) and (b), respectively, produced an expected rate of return of 7.65% which was rounded to 8%.

Plan Assets

Asset Category	Percentage of Plan Assets at December 31, 2007	2006
Equity securities	58%	59%
Debt securities	40%	40%
Other	2%	1%
Total	100%	100%

Cash Flows

The Company expects to contribute approximately $50 to its defined benefit pension plan in the year ending December 31, 2008.

The following benefit payments are expected to be paid:

Years Ending December 31:	Amount
2008	$ 40
2009	39
2010	38
2011	37
2012	36
Years 2013-2016	184

Note 16. Lease Commitments

The Company leases administrative and operations space under noncancelable agreements that expire between 2008 and 2012, and require various minimum annual rentals. In addition, certain leases also require the payment of property taxes, normal maintenance, and insurance on the properties. The Company also leases certain vehicles and equipment under noncancelable lease agreements that expire between 2008 and 2011.

The approximate minimum rental commitment as of December 31, 2007, excluding executory costs, is due as follows:

Years Ending December 31:	Amount
2008	$ 905
2009	610
2010	297
2011	129
2012 and thereafter	42
	$1,983

Total rental expense for the years ended December 31, 2007, 2006 and 2005, was approximately $1,562, $1,181 and $1,280, respectively.

Note 17. Other Commitments and Contingencies

Environmental Remediation Matters

Metalico, Inc. began operations in Tennessee by acquiring General Smelting & Refining, Inc. (GSR) in 1997. Operations ceased at GSR in December 1998, and thereafter it commenced closure activities. Metalico, Inc. incorporated Metalico-College Grove, Inc. (MCG) in July 1998 as another wholly-owned subsidiary and later in 1998 MCG purchased substantially all of the net assets of GSR inclusive of a new plant that was constructed (and completed in 1998) adjacent to the GSR plant originally acquired. Secondary lead smelting and refining operations in Tennessee were conducted thereafter by MCG until operations were ceased in 2003.

In connection with the purchase of GSR, anticipated environmental remediation costs to maintain the original plant owned by GSR in accordance with environmental regulations were accrued. In 2003, the Company increased the accrued liability based on an interim measures work plan submitted to the Tennessee Department of Environment and Conservation (TDEC) in January 2004 and an estimate of remaining remediation and maintenance costs applicable to the GSR property. As of December 31, 2007 and December 31, 2006, estimated remaining environmental remediation costs reported as a component of accrued expenses were approximately \$533 and \$610, respectively. Of the \$533 accrued as of December 31, 2007, approximately \$69 is reported as a current liability and the remaining \$464 is estimated to be incurred and paid as follows: \$86 from 2009 through 2010 and \$378 thereafter. These costs include the post-closure monitoring and maintenance of the landfills at this facility and decontamination and related costs incurred applicable to continued decommissioning of property owned by MCG. While changing environmental regulations might alter the accrued costs, management does not currently anticipate a material adverse effect on estimated accrued costs. Under certain circumstances, a regulatory agency controls the escrow account and will release withdrawals to the Company upon written evidence of permitted closure or post-closure billings or of expenditures made by the Company in such an effort.

In March 2005, Metalico, Inc.'s subsidiary in Tampa, Florida, Gulf Coast Recycling, Inc. (GCR) received an information request and notice of potential liability from the EPA (the Request and Notice) regarding contamination at a site in Seffner, Florida (the Jernigan Site) alleged to have occurred in the 1970's. GCR retained any potential liability for the Jernigan Site when it sold its assets on May 31, 2006. The Request and Notice also identified nine other potentially responsible parties (PRP's) in addition to GCR. Effective October 3, 2006, EPA, GCR, and one other PRP entered into a settlement agreement for the northern portion of the Jernigan Site (the Northern Settlement Agreement) and EPA, GCR, and another PRP entered into a settlement agreement for the southern portion of the Jernigan Site (the Southern Settlement Agreement) providing in each case for the remediation of the affected property. The consulting firm retained by GCR to perform the remediation has estimated the cost, for both portions of the Jernigan Site, at approximately \$2,626. GCR's liability for remediation costs have been reduced by \$200 as a result of contribution and participation agreements entered into by GCR and the two PRP's respectively party to the two Settlement Agreements. The Company estimates future maintenance and response costs for the Jernigan Site at \$250. The accompanying financial statements do not include any receivables that might result from any additional settlements or recoveries.

GCR is a party to four other consent orders governing remediation and monitoring of various sites in the greater Tampa area. All agreed remediation under those orders has been completed. The Company and its subsidiaries are at this time in material compliance with all of their obligations under the consent orders.

Pursuant to the sale of substantially all of the assets of GCR in May of 2006 (See Note 20), the Company has transferred approximately \$1,461 in recorded environmental liability exposure to the purchaser. The Company has however retained various other environmental liability exposure issues at GCR, for certain off-site clean-up and remediation matters. GCR has included an estimate of liability regarding environmental matters inclusive of the EPA and FDEP past response costs claims and an estimate of future response costs as obtained from environmental consultants or otherwise to address the applicable remediation actions in its accrued environmental remediation liabilities. Accrued liabilities in the accompanying December 31, 2007 and December 31, 2006, balance sheets include approximately $3,114 and $1,686, respectively, applicable to GCR's various outstanding remediation issues. Of the $3,114 accrued as of December 31, 2007, $2,864 is reported as a current liability and consists primarily of the estimated clean-up of the Jernigan Site discussed above. The remaining $250 is reported in long term liabilities and represents an estimate of future monitoring and maintenance costs of the Jernigan site. In the opinion of management, the accrued amounts mentioned above applicable to GCR are adequate to cover its existing environmental obligations related to such plant.

The Company does not carry, and does not expect to carry for the foreseeable future, significant insurance coverage for environmental liability (other than a policy covering conditions existing at the Syracuse facility prior to its acquisition by the Company) because the Company believes that the cost for such insurance is not economical. Accordingly, if the Company were to incur liability for environmental damage in excess of accrued environmental remediation liabilities, its financial position, results of operations, and cash flows could be materially adversely affected.

Beacon Energy Corp., Repurchase Obligation

On December 8, 2006, the Company completed the first phase of its investment in Beacon Energy Corp.,(Beacon) a Delaware corporation formerly known as AgriFuel Co, pursuant to an Amended and Restated Stock Subscription Agreement and Stockholder Agreement dated November 30, 2006 (the Series A Stockholder Agreement) setting forth the terms and conditions under which the investors named in the Stockholder Agreement (the Purchasers) purchased stock in Beacon. The Company and the Purchasers subsequently entered into an amendment to the Stockholder Agreement (the Amendment) dated as of August 22, 2007 and, in connection with additional cash investments by the Company and several of the Purchasers, a Series B Stock Subscription Agreement and Stockholder Agreement dated as of August 22, 2007 (the Series B Stockholder Agreement and, along with the Series A Stockholder Agreement, each a Stockholder Agreement). To date, the Company has invested $5.0 million in Beacon and owns 47% of Beacon's common stock. For accounting purposes, the holdings of certain of the Company's executive officers are combined with the Company's own interests and the Company is deemed to have a controlling interest in Beacon.

Under the terms of both the Series A Stockholder Agreement (as amended pursuant to the Amendment) and the Series B Stockholder Agreement, the Purchasers were granted a right to sell their respective holdings in Beacon to the Company on the following terms:

Unless a Public Trading Event (as defined below) has occurred, each Purchaser shall have the right as of August 1, 2008 or December 1, 2008, as determined by reference the governing term of each Stockholder Agreement, upon thirty (30) days written notice (a Sale Notice) to Metalico, to require Metalico to purchase all or a portion of the securities of such Purchaser acquired pursuant to the applicable Stockholder Agreement for consideration equal to, at the option of such Purchaser, either:

(a) cash in an amount equal to twice the portion of such Purchaser's capital contribution allocable to the securities subject to such sale, or,

(b) common stock of Metalico, at a per-share price equal to the closing price for Metalico common stock on the American Stock Exchange on the date such Purchaser's applicable capital contribution was made, for the portion of such Purchaser's applicable capital contribution allocable to the securities subject to such sale.

A Purchaser may in its discretion allocate any such sale of all or a portion of its securities between the two options described in subparagraph (a) and (b) above. Each Purchaser's right to deliver a Sale Notice and to compel a sale terminates as of the close of business on September 2, 2008 or January 2, 2009, as determined by reference to the governing terms of the Stockholder Agreements.

Under each Stockholder Agreement, a Public Trading Event means the occurrence of one of the following:

(i) as of April 30, 2008 Beacon shall have completed the filing of an appropriate application and required supporting materials with any of the following national securities exchanges or listing services providing a platform for public trading in Beacon's common stock: the American Stock Exchange, the New York Stock Exchange, the NASDAQ market, or the OTC Bulletin Board (each a Traditional Trading Platform) or ,

(ii) as of July 31, 2008 Beacon shall have completed an alternative listing arrangement through a reverse merger with a public shell, a listing on the Pink Sheets trading system, acquisition by a special purpose acquisition company (SPAC) or any other similar mechanism deemed appropriate by Beacon's Board of Directors (each a Non-Traditional Trading Platform and, collectively together with the Traditional Trading Platform each a Trading Platform).

Platform Date means the earlier to occur of (a) the date as of which a filing contemplated under clause (i) immediately above is declared effective by the SEC and (b) the date as of which an arrangement contemplated under clause (ii) immediately above is completed. If Beacon elects to cause a Public Trading Event to occur by making the filing contemplated in clause (i) above, Beacon shall use its reasonable efforts to have its filed application, as such may be amended, declared effective by the SEC no later than September 30, 2008. If Beacon fails to have such filed application declared effective by September 30, 2008, it shall have until December 1, 2008 to complete a listing through a Non-Traditional Trading Platform. Beacon has agreed to use its best efforts to cause a Public Trading Event to occur within the stated time frames. The Company has agreed to use its best efforts to seek the authorization of its Board of Directors, to the extent necessary, to cause or permit any actions by Beacon necessary or appropriate to achieve a Public Trading Event and the effectiveness of any listing, provided that nothing in the governing provisions of the Stockholder Agreements shall be deemed to obligate the Company to perform any act in violation of applicable law or regulation.

The Company has reviewed the requirements for causing a Public Trading Event to happen (including, without limitation, the requirements for a filing on the Pink Sheets trading system and the accessibility and feasibility of the public shell and SPAC alternatives) and has determined that a Public Trading Event is highly likely to occur within the stated time frame. The Company's total potential obligation in respect of potential Beacon repurchases as of December 31, 2007 was approximately $17,637 in cash or 1,653,399 shares of the Company's common stock. The amounts were fixed as of the dates that Purchasers made their various capital contributions to Beacon under the Stockholder Agreements and will not vary according to the date or dates of any Sale Notice. The number of shares of the Company's common stock available for issuance to satisfy the Company's obligations, if required, has at all times been adequate to settle such obligations. Based on an analysis of the fair value of this potential liability, it was determined that no liability was required to be recorded as of December 31, 2007.

Capital Expenditures Commitment — Mayco Industries, Inc. — Rolling Mill Project

Mayco Industries, Inc., the Company's lead fabricating subsidiary in Birmingham Alabama, has contracted to construct a rolling mill for use in its Birmingham production facility. Total anticipated cost to complete is $6.5 million. Through December 31, 2007, the Company has expended $3.4 million on the project which is included with non-current other assets. The mill is expected to be complete and operational in 2008. The mill will modernize the Company's lead rolling process resulting in increased production capacity and reduced labor costs.

Pending Litigation

On July 12, 2006, Metalico Niles, Inc. (Metalico Niles), a subsidiary of Metalico, Inc., entered into an Asset Purchase Agreement with Niles Iron & Metal Company, Inc. (NIMCO) providing for the purchase of substantially all of the assets of NIMCO other than real property interests (the Asset Purchase Agreement). Under the terms of the Asset Purchase Agreement, either party had the right to terminate the Asset Purchase Agreement in the event that the closing of the transaction did not occur by August 31, 2006. The closing did not occur on or prior to August 31,

2006. Metalico Niles elected to terminate the agreement and delivered a written notice of termination to NIMCO on September 5, 2006. On September 29, 2006, NIMCO filed suit against Metalico and Metalico Niles in the Court of Common Pleas of Trumbull County, Ohio, alleging among other things breach of contract by Metalico Niles and seeking specific performance. An amended complaint was filed January 8, 2007. The Company intends to defend the suit vigorously and has counterclaimed against NIMCO for breach of contract and unjust enrichment. At December 31, 2007 and 2006, the Company has included $500 in other non-current assets for deposits given to the seller which it anticipates to recover. No amounts have been recorded for any potential losses resulting from this litigation as a range of reasonably possible losses cannot be estimated at this time.

Other Matters

The Company is involved in certain other legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such other proceedings and litigation will not materially affect the Company's financial position, results of operations, or cash flows.

Note 18. Discontinued Operations and Restatement of Previously Issued Financial Statements

On May 31, 2006, the Company sold substantially all of the lead smelting assets of its Gulf Coast Recycling, Inc, (GCR) subsidiary, in Tampa, Florida for $6.0 million and will no longer conduct lead smelting and refining operations. The Company determined that operation of a secondary lead smelter was not a core function of its lead fabrication segment but intends to maintain its position as a lead fabricator. The purchase price included an assumption of GCR liabilities identified in the asset purchase agreement but GCR has retained liability for certain specified preexisting environmental conditions. The Company recorded a $560 gain ($903 less $343 in income taxes) on the sale of GCR. For the year ended December 31, 2005, the results of Metalico have been restated for the GCR divestiture as results of operations have been reclassified as discontinued operations.

The income (loss) from the GCR discontinued subsidiary for the years ended December 31, 2007, 2006, and 2005, consisted of the following:

	2007	2006	2005
Revenue	$ —	$ 5,837	$ 9,055
Costs and expenses	1,582	7,903	10,035
Operating	(1,582)	(2,066)	(980)
Other (expense)	—	(4)	(6)
	$(1,582)	$(2,070)	$ (986)

During 2003, the Company's Board of Directors approved a plan for the shutdown of operations and closure of its secondary lead smelting and refining plant in College Grove, Tennessee (Metalico-College Grove, Inc.).

The income (loss) from the Metalico-College Grove, Inc. discontinued subsidiary for the years ended December 31, 2007, 2006 and 2005, consisted of the following:

	2007	2006	2005
Revenue	$ —	$ —	$ —
Costs and expenses	100	896	1,200
Operating	(100)	(896)	(1,200)
Other income	164	—	—
	$ 64	$(896)	$(1,200)

The Company also continues to incur environmental monitoring costs of the former secondary lead smelting and refining plant in College Grove, Tennessee. Except for certain clean-up activities in preparation to ready the plant for sale in the future, the plant remains idle. In addition to these environmental monitoring costs, (and reclassification of the GCR subsidiary discussed above), during the year ended December 31, 2006, certain assets held for sale and located on the site in College Grove were removed from the plant and have been scrapped. The year ended December 31, 2006, also includes a charge of $516 ($823 net of income tax credit of $317), for these assets previously held for sale which have been scrapped. The Company had recorded a full impairment of the plant during 2000. The Company has capitalized $71 of costs during the year ended December 31, 2007 for a total $282, relating to preparing the plant for sale. Although no specific buyer has been secured, the Company expects to sell the plant for in excess of the carrying value.

Note 19. Segment Reporting

The Company had two operating segments for the years ended December 31, 2007, 2006 and 2005. Reference should be made to Note 19 regarding discontinued operations. The segments are distinguishable by the nature of their operations and the types of products sold. The accounting policies of the operating segments are generally the same as described in Note 1. Corporate and Other includes the cost of providing and maintaining corporate headquarters functions, including salaries, rent, legal, accounting, travel and entertainment expenses, depreciation, utility costs, outside services and interest cost other than direct equipment financing. Beginning in 2007, the Company began allocating acquisition interest and management fees from corporate to the operating segments. Listed below is financial data as of or for the years ended December 31, 2007, 2006 and 2005, for these segments:

	Scrap Metal Recycling	Lead Fabrication and Recycling	Corporate and Other	Consolidated
2007				
Revenues from external customers	$240,894	$93,319	$ —	$334,213
Operating profit (loss)	17,316	13,223	(1,176)	29,363
Depreciation and amortization expense	4,978	1,260	41	6,279
Interest expense	6,928	373	(1,418)	5,883
Total assets	185,107	61,818	22,645	269,570
Capital expenditures on property and equipment acquired in business acquisitions	9,264	—	—	9,264
Capital expenditures on other property and equipment	9,455	2,131	46	11,632
Capital expenditures on goodwill	49,498	—	—	49,498
Capital expenditures on other intangibles	18,360	—	—	18,360
2006				
Revenues from external customers	$129,038	$78,617	$ —	$207,655
Operating profit (loss)	15,467	9,739	(5,303)	19,903
Depreciation and amortization expense	2,748	1,062	80	3,890
Interest expense	319	11	1,867	2,197
Total assets	63,030	41,631	13,746	118,407
Capital expenditures on property and equipment acquired in business acquisitions	—	—	—	—
Capital expenditures on other property and equipment	8,759	662	470	9,891
Capital expenditures on goodwill	—	—	—	—

	Scrap Metal Recycling	Lead Fabrication and Recycling	Corporate and Other	Consolidated
2005				
Revenues from external customers	$ 87,995	$67,242	$ —	$155,237
Operating profit (loss)	9,203	8,852	(4,049)	14,006
Depreciation and amortization expense	2,303	1,126	160	3,589
Interest expense	236	2	2,289	2,527
Total assets	52,790	45,945	2,702	101,437
Capital expenditures on property and equipment acquired in business acquisitions	559	3,183	—	3,742
Capital expenditures on other property and equipment	2,550	1,071	7	3,628
Capital expenditures on goodwill	1,467	70	—	1,537

The Company's revenue by product line or service for the years ended December 31, 2007, 2006 and 2005, consisted of the following:

	2007	2006	2005
Scrap Metal Recycling			
Ferrous metals	$ 78,699	$ 43,506	$ 35,027
Non-ferrous metals	162,195	85,532	52,968
	240,894	129,038	87,995
Lead Fabrication	93,319	78,617	67,242
	$334,213	$207,655	$155,237

Note 20. Statements of Cash Flows Information

The Company made (received) net cash payments for income and franchise taxes of approximately $7,860, $5,332 and $2,195 (net of refunds $448, $529 and $42) and for interest of approximately $5,146, $2,255 and $2,463 during the years ended December 31, 2007, 2006 and 2005, respectively. The Company paid net cash of $75,778, and $4,403 to acquire businesses in the years ended December 31, 2007 and 2005 respectively. No acquisitions were made in the year ended December 31, 2006.

The following describes the Company's noncash investing and financing activities:

	2007	2006	2005
Net assets acquired in business acquisitions (see Note 2)	$ —	$ —	$2,220
Issuance of short and long-term debt for business acquisition	—	—	1,000
Issuance of common stock on debt conversion	—	4,422	3,850
Issuance of common stock in exchange for warrants exercised	686	84	44
Debt payoff in exchange for proceeds from sale of equipment	—	—	199
Termination of redemption option on redeemable common stock	—	932	—
Change in fair value of interest rate swap contract, net of deferred tax	63	—	—
Increase (decrease) in funded status of pension plan	6	—	—
Increase (decrease) in minimum pension liability	—	(285)	123

Note 21. Fair Value of Financial Instruments

Financial Accounting Standards Board Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate the value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts disclosed do not represent the underlying value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, trade receivables, accounts payable and accrued liabilities: The carrying amounts approximate the fair value due to the short maturity of these instruments.

Notes payable and long-term debt: The carrying amount is estimated to approximate fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on estimated current rates offered to the Company for debt with similar terms and maturities.

Seller Put obligations; Obligations under seller put options are recorded at the present value of the maximum expected potential repurchase liability. Discounts are amortized on a straight line basis from the date of acquisition to the required repurchase date.

Interest Rate Swap: The carrying amount is equal to fair value based upon quoted prices.

Other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the trained work force, customer goodwill and similar items.

Note 22. Earnings Per Share

Following is information about the computation of the earnings per share (EPS) data for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31, 2007		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income from continuing operations available to common stockholders	$15,671	29,004,254	$0.54
Effect of Dilutive Securities			
Common stock warrants	—	160,875	
Options and rights	—	173,622	
Diluted EPS			
Income from continuing operations available to common stockholders plus assumed conversions	$15,671	29,338,751	$0.53

	Year Ended December 31, 2006		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income from continuing operations available to common stockholders	$11,619	24,922,942	$0.46
Effect of Dilutive Securities			
Common stock warrants	—	96,236	
Options and rights	—	88,170	
Convertible notes	164	909,214	
Diluted EPS			
Income from continuing operations available to common stockholders plus assumed conversions	$11,783	26,016,562	$0.45

	Year Ended December 31, 2005		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS			
Income from continuing operations available to common stockholders	$6,933	24,133,406	$0.29
Effect of Dilutive Securities			
Common stock warrants	—	89,675	
Options and rights	—	94,007	
Diluted EPS			
Income from continuing operations available to common stockholders plus assumed conversions	$6,933	24,317,088	$0.29

Note 23. Pending Adoption of Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. In February 2008, the FASB issued FASB staff position FAS 157-2 "Effective Date of FASB Statement No. 157" (The FSP). The FSP delayed the effective date of SFAS 157 for all nonfinancial assets and liabilities except those that are recognized or disclosed in the financial statements on at least an annual basis. This statement is effective for the Company January 1, 2008 with the deferred provisions being effective January 1, 2009. The Company is currently evaluating the impact that the adoption of this Statement will have on its financial position, results of operation and cash flows.

In February 2007, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115", which provides all entities, including not-for-profit organizations, with an option to report selected financial assets and liabilities at fair value. The objective of the Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. Certain specified items are eligible for the irrevocable fair value measurement option as established by Statement No. 159. Statement No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of this Statement will have on its financial position, results of operation and cash flows.

In September 2006, the Emerging Issues Task Force (EITF) reached a final consensus on Issue 06-04, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The consensus stipulates that an agreement by an employer to share a portion of the proceeds of a life insurance policy with an employee during the postretirement period is a postretirement benefit arrangement required to be accounted for under SFAS No. 106 or Accounting Principles Board Opinion (APB) No. 12, Omnibus Opinion — 1967. The consensus concludes that the purchase of a split-dollar life insurance policy does not constitute a settlement under SFAS No. 106 and, therefore, a liability for the postretirement obligation must be recognized under SFAS No. 106 if the benefit is offered under an arrangement that constitutes a plan or under APB No. 12 if it is not part of a plan. Issue 06-04 is effective for annual or interim reporting periods beginning after December 15, 2007. The Company does not expect that the adoption of EITF 06-04 will have a material impact on its financial position, results of operation and cash flows.

In March 2007, the EITF reached a final conclusion on Issue 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements". The consensus concludes that a liability must be recognized for the postretirement obligation related to a collateral assignment split-dollar life insurance arrangement in accordance with SFAS No. 106 or APB No. 12. Any asset should be recognized and measured based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The effective date of EITF 06-10 is for fiscal years beginning after December 15, 2007. The Company does not expect that the adoption of EITF 06-10 will have a material impact on its financial position, results of operation and cash flows.

In December 2007, FASB issued SFAS No. 141(revised), "Business Combinations". The Statement establishes principles and requirements for how an acquirer recognizes and measures tangible assets acquired, liabilities assumed, goodwill and any noncontrolling interests and identifies related disclosure requirements for business combinations. Measurement requirements will result in all assets, liabilities, contingencies and contingent consideration being recorded at fair value on the acquisition date, with limited exceptions. Acquisition costs and restructuring costs will generally be expensed as incurred. This Statement is effective for the Company for business combinations in which the acquisition date is on or after January 1, 2009.

In December 2007, FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51". The Statement establishes accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. Minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. It also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary and requires expanded disclosures. This Statement is effective for the Company beginning on January 1, 2009. The Company is currently evaluating the impact that the adoption of this Statement will have on its financial position and results of operations.

Note 24. Subsequent Events

On January 25, 2008, the Company's Metalico CatCon, Inc. ("Metalico CatCon") subsidiary closed a purchase of substantially all of the operating assets of American CatCon Holdings, LLC ("ACC Texas") and American Cat Con, LLC ("ACC Mississippi"). The results of operations acquired will be included in the consolidated financial statements form the acquisition date forward. The acquisition expands the Company's platform and presence in the recycling of Platinum Group Metals contained in catalytic converters. The aggregate purchase price including a payment for inventory in excess of a predetermined amount was approximately $33,161 comprised of cash in the amount of $25,301, a $3,860 note payable to the seller and 500,000 shares of Metalico common stock valued at $4,000. Metalico CatCon will also make an annual payment to ACC Texas for the years 2008, 2009, 2010, and 2011 if the acquired assets perform over a predetermined income level during such periods. If such payments are made, it will increase the total purchase price and be recorded as an increase to goodwill. The acquisition was financed with a $17,150 term loan maturing in six years, a note payable to the seller as described above, with the balance of the purchase price paid with borrowings under the Company's existing credit facility. The Company has recorded a preliminary purchase price allocation based upon management's assessment of the tangible and intangible asset values as of the acquisition date. The allocation of the purchase price is subject to adjustment based upon the completion of a third party appraisal. Such allocation is as follows:

Assets	
Cash	$ 6
Accounts receivable	4,120
Inventory	3,715
Other current assets	5,793
Property and equipment	782
Other Intangibles	1,500
Goodwill	17,417
Liabilities Assumed	
Accounts payable and accrued expenses	(18)
Short term debt and notes payable	(154)
Net assets acquired	$33,161

The $17,417 of goodwill, deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. Other intangibles acquired in the transaction include supplier relationships which will be amortized on a straight-line basis over a 10 year life.

On February 12, 2008, the Company's Beacon Energy subsidiary has entered into an Asset Purchase Agreement with Smithfield Bioenergy for the purchase of all of Smithfield's biodiesel operation assets for approximately $9,825. The agreement contains certain closing date adjustments for inventory (both raw materials and finished product) and customary terms and conditions. The obligations of Smithfield in the transaction have been guaranteed by Smithfield Foods Inc. The transaction is anticipated to close on April 15, 2008.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A

Amendment No. 1

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32453

Metalico, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-2169780**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

186 North Avenue East Cranford, NJ	**07016**	**(908) 497-9610**
(Address of Principal Executive Offices)	*(Zip Code)*	*(Registrant's Telephone Number)*

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered under Section 12(g) of the Exchange Act:
Common stock, $.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter was $147,172,777.

Number of shares of Common stock, par value $.001, outstanding as of April 17, 2008: 35,378,942

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A ("Amendment No. 1") amends Part III of the Annual Report on Form 10-K of Metalico, Inc. (the "Company"), as filed by the Company on March 14, 2008 (the "Original Filing"), and is being filed solely to replace Part III, Item 10 through Item 14 to update Item 15, and to append Exhibit 23.1 (inadvertently deleted from the Original Filing). Except as otherwise stated herein, no other information contained in the Original Filing has been updated by this Amendment No. 1. All of the information in this Amendment No. 1 does not modify or update disclosures in the Original Filing (including the exhibits to the Original Filing, except for the updated Exhibits 31.1 and 31.2) other than as set forth herein.

This Amendment No. 1 should be read in conjunction with our periodic filings made with the Securities and Exchange Commission, or the SEC, subsequent to the date of the Original Filing, including any amendments to those filings, as well as any Current Reports filed on Form 8-K subsequent to the date of the Original Filing. In addition, in accordance with applicable rules and regulations promulgated by the SEC, this Form 10-K/A includes updated certifications from our Chief Executive Officer and Chief Financial Officer as Exhibits 31.1 and 31.2.

METALICO, INC.

FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The directors and executive officers, their ages, positions held and duration as director as of April 15, 2008, are as follows:

Name	Age	Position and Offices	Director Since
Carlos E. Agüero	55	Chairman, President, Chief Executive Officer and Director	1997
Michael J. Drury	51	Executive Vice President and Director	1997
Earl B. Cornette(1)	82	Director	1997
Bret R. Maxwell (1,2)	49	Director	1997
Walter H. Barandiaran(1,2)	55	Director	2001
Paul A. Garrett(2)	61	Director	2005
Arnold S. Graber	54	Executive Vice President, General Counsel and Secretary	
Eric W. Finlayson	49	Senior Vice President and Chief Financial Officer	

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

The terms of all directors will expire at the next annual meeting of stockholders, or when their successors are elected and qualified. Directors are elected each year, and all directors serve one-year terms. Officers serve at the pleasure of the Board of Directors. There are no arrangements or understandings at this time between us and any other person pursuant to which he or she was or is to be selected as a director, executive officer or nominee. We have, however, entered into employment agreements with our named executive officers described in Part III, Item 11 below under the subheading "Employment Agreements."

Biographical Information

The following information sets forth the names of, and certain information with respect to, each of our directors and executive officers.

Carlos E. Agüero, age 55, founded Metalico in August 1997 and has served as its Chairman of the Board, President and Chief Executive Officer since that time. From 1990 to 1996, he held the positions of President, Chief Executive Officer and a director of Continental Waste Industries, which he founded in 1990 and helped guide through more than thirty acquisitions and mergers. Continental commenced trading on the NASDAQ National Market in 1993 and was acquired by Republic Industries in 1996. Mr. Agüero is also the chairman of Beacon Energy Corp. ("Beacon"), a privately held corporation organized to produce and market biodiesel within the larger biofuels sector and to invest in other biodiesel producers. We currently own 47% of the outstanding common stock of Beacon.

Michael J. Drury, age 51, has been an Executive Vice President since our founding in August 1997 and a Director since September 1997. He served as our Secretary from March 2000 to July 2004. From 1990 to 1997, Mr. Drury was Senior Vice President, Chief Financial Officer and a director of Continental Waste Industries. He has a degree in accounting and is experienced in acquisition development, investor relations, operations and debt management.

Earl B. Cornette, age 82, has been a Director since September 1997. Since 1995, Mr. Cornette has been President of EBC Consulting, Inc., a consulting firm in the lead and environmental industries based in Palm Harbor, Florida. From 1990 to 1995, Mr. Cornette was Chairman of the board of directors of Schuylkill Holdings Corporation, a secondary lead smelter. From 1989 to 1997, Mr. Cornette was Chairman of the Association of

Battery Recyclers, an organization composed of secondary lead smelting companies dedicated to sound recycling practices and good environmental controls. From 1995 to 1997, Mr. Cornette was also a consultant to ENTACT, Inc., a firm that specializes in environmental cleanups, especially lead related. He is a member of the Board's Compensation Committee.

Bret R. Maxwell, age 49, has been a Director since September 1997. He has been the managing general partner of MK Capital LP, a venture capital firm specializing in investments in technology and outsourcing companies, since its formation in 2002. Beginning in 1982, Mr. Maxwell was employed by First Analysis Corporation, where he founded the venture capital practice in 1985 and was later co-chief executive officer. Mr. Maxwell was initially designated a Director by, collectively, five investment funds managed by Mr. Maxwell, First Analysis Corporation, and others that held a portion of the Company's former preferred stock (since converted to common) pursuant to our Third Amended and Restated Certificate of Incorporation. He is the managing general partner of three of the funds and a general partner of the other two. Mr. Maxwell chairs the Board's Compensation Committee and also serves on the Audit Committee.

Walter H. Barandiaran, age 55, has been a Director since June 2001. He is a founder and a managing partner of The Argentum Group, a New York-based private equity firm founded in 1987 that serves as a general partner of several investment funds focusing in the healthcare services, information technology, industrial sector, and outsource businesses. Mr. Barandiaran also serves as the chairman of HorizonWimba, Inc., a software platform for virtual classrooms and collaboration tools, since 2002; and as the chairman of AFS Technologies, Inc., a provider of ERP software to the food industry, since 2003. Mr. Barandiaran was also the chief executive officer of HorizonWimba, Inc. from 2002 until 2004. He additionally serves on the boards of directors of several privately held corporations in which The Argentum Group or its affiliates have invested. Mr. Barandiaran was initially designated as a Director by, collectively, two investment funds (Argentum Capital Partners, L.P., and Argentum Capital Partners II, L.P.) that held a portion of the Company's former preferred stock (since converted to common) pursuant to our Third Amended and Restated Certificate of Incorporation. Mr. Barandiaran is a member of the Board's Audit and Compensation Committee

Paul A. Garrett, age 61, has been a Director since March 2005. From 1991 to 1998 he was the chief executive officer of FCR, Inc., an environmental services company involved in the recycling of paper, plastic, aluminum, glass and metals. Upon FCR's merger in 1998 into KTI, Inc., a solid waste disposal and recycling concern that operated waste-to-energy facilities and manufacturing facilities utilizing recycled materials, he was appointed vice chairman and a member of KTI's Executive Committee. He held those positions until KTI was acquired by Casella Waste Systems, Inc., in 1999. For a period of ten years before his entry into the recycling industry Mr. Garrett was an audit partner with the former Arthur Andersen & Co. He also serves as a director of AFS Technologies, Inc., a provider of ERP software to the food industry, and Environmental Quality Management, Inc., an environmental remediation concern. He chairs the Board's Audit Committee.

Arnold S. Graber, age 54, has been Executive Vice President and General Counsel of the Company since May 3, 2004 and our Secretary since July 1, 2004. From 2002 until April 2004 he practiced law with the firm of Otterbourg, Steindler, Houston & Rosen, P.C. in New York, New York, where he focused on transactional matters and corporate finance. From 1998 to 2001 he served as general counsel of a privately held paging carrier and telecommunications retailer. From 1988 to 1998, Mr. Graber was a member of the Law Department of The First National Bank of Chicago. Prior to that time he was in private practice. He is a member of the bars of the States of Illinois, New Jersey, and New York.

Eric W. Finlayson, age 49, has been our Senior Vice President and Chief Financial Officer since the Company's founding in August 1997. Mr. Finlayson is a Certified Public Accountant with more than twenty-five years of experience in accounting. He has extensive background in SEC reporting and compliance. From 1993 through 1997, Mr. Finlayson was Corporate Controller of Continental Waste Industries.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires that the Company's directors, executive officers, and 10% stockholders file reports of ownership and changes in ownership with the SEC and the American Stock

Exchange. Directors, officers, and 10% stockholders are required by the Securities and Exchange Commission to furnish the Company with copies of the reports they file.

Based solely on its review of the copies of such reports and written representations from certain reporting persons, we believe that all of our directors, officers, and 10% stockholders complied with all filing requirements applicable to them during the 2007 fiscal year.

Code of Ethics

The Company has adopted a code of business conduct and ethics applicable to its directors, officers (including its principal executive officer, principal financial officer, principal accounting officer, and controller) and employees, known as the Code of Business Conduct and Ethics. The Code is available on the Company's website at www.metalico.com. In the event that the Company amends or waives any of the provisions of the Code applicable to its principal executive officer, principal financial officer, principal accounting officer, or controller, the Company intends to disclose the same on its website.

Audit Committee

The Board of Directors has established a standing Audit Committee and pursuant to a written charter approved by the Board. The members of the Audit Committee through 2007 and as of April 15, 2008 were Messrs. Garrett (Committee Chair), Maxwell, and Barandiaran. Each member of the Audit Committee is "independent" as defined in the listing standards of the American Stock Exchange and under the SEC's Rule 10A-3. The Board has determined that Mr. Garrett satisfies the requirements for an "audit committee financial expert" under the rules and regulations of the SEC.

Functions:

- Selects the Company's independent auditor.
- Reviews the independence of the Company's independent auditor.
- Approves the nature and scope of services provided by our independent auditor.
- Reviews the range of fees and approves the audit fee payable to our independent auditor.
- Confers with our independent auditor and reviews annual audit results and annual and quarterly financial statements with the independent auditor and the Company's management.
- Oversees the Company's evaluation of the effectiveness of internal controls over our financial reporting.
- Oversees our internal audit function.
- Meets with the independent auditor without Company management present; reviews with the independent auditor any audit questions, problems or difficulties and management's responses to these issues.
- Meets with the Company's management to review any matters the Audit Committee believes should be discussed.
- Reviews with the Company's legal counsel any legal matters that could have a significant impact on the Company's financial statements.
- Oversees procedures for and receipt, retention, and treatment of complaints on accounting, internal accounting controls, or auditing matters.
- Advises and provides assistance to the Board of Directors with respect to corporate disclosure and reporting practices.

A copy of the Company's Audit Committee Charter is available on the Company's website, www.metalico.com.

Item 11. *Executive Compensation*

Compensation Discussion and Analysis

The Company's primary philosophy for compensation is to offer a program that rewards each of the members of senior management commensurately with the Company's overall growth and performance, including each person's individual performance during the previous fiscal year. The Company's compensation program for senior management is designed to attract and retain individuals who are capable of leading the Company in achieving its business objectives in an industry characterized by competitiveness, growth and change.

The Company believes a substantial portion of the annual compensation of each member of senior management should relate to, and should be contingent upon, the success of the Company, as well as the individual contribution of each particular person to that success. As a result, a significant portion of the total compensation package consists of variable, performance-based components, such as bonuses and stock awards, which can increase or decrease to reflect changes in corporate and individual performance.

Overview of Cash and Equity Compensation

We compensate our executive officers in these different ways in order to achieve different goals. Cash compensation, for example, provides our executive officers a minimum base salary. Incentive bonus compensation is generally linked to the achievement of short-term financial and business goals, and is intended to reward our executive officers for our overall performance, as well as their individual performance in reaching annual goals that are agreed to in advance by management and the Compensation Committee. Stock options and grants of restricted stock are intended to link our executive officers' longer-term compensation with the performance of our stock and to build executive ownership positions in the Company's stock. This encourages our executive officers to remain with us, to act in ways intended to maximize stockholder value, and to penalize them if we and/or our stock fails to perform to expectations.

We view the three components of our executive officer compensation as related but distinct. Although our Compensation Committee does review total compensation, we do not believe that compensation derived from one component of compensation necessarily should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on our historical practices with the individual and our view of individual performance and other information we deem relevant. Our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation. During 2007, we did not review wealth and retirement accumulation as a result of employment with us in connection with the review of compensation packages.

We conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. This review is based on informal samplings of executive compensation paid by companies similarly situated to ours. In addition, our Compensation Committee has historically taken into account input from other corporations in which its members hold positions or manage investments, competitive market practices, and publicly available data relating to the compensation practices and policies of other companies within and outside our industry. Our Compensation Committee realizes that "benchmarking" our compensation against the compensation earned at comparable companies may not always be appropriate, but believes that engaging in a comparative analysis of our compensation practices is useful. We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation.

Elements of Compensation

The principal elements of our compensation package are base salary, annual cash incentive bonus, long-term incentive plan awards, and perquisites and other compensation. We also provide severance benefits under the terms of our employment agreements with the named executive officers. The details of each of these components are described below.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salary is generally fixed and does not vary based on our financial and other performance. Base salaries for 2007 for each of our named executive officers were set under the terms of their respective three-year employment agreements approved by the Board of Directors on March 20, 2007. Annual increases are determined by reference to the Consumer Price Index and are fixed in October of the preceding year. When establishing base salaries, the Compensation Committee and management considered a number of factors, including the seniority of the individual, the functional role of the position, the level of the individual's responsibility, the ability to replace the individual, the base salary of the individual at his prior employment or in prior years with the Company as appropriate, and the number and availability of well qualified candidates to assume the individual's role. Base salary ranges are reviewed and re-established by our Compensation Committee no less often than upon the expiration of each named executive officer's employment agreement.

Annual Cash Incentive Bonus

Annual cash incentive bonuses are intended to compensate for the achievement of both our annual Company-wide goals and individual annual performance objectives. All of our employees are eligible for annual cash incentive bonuses. We provide this opportunity to attract and retain an appropriate caliber of talent and to motivate executives and other employees to achieve our business goals.

The Compensation Committee oversees the administration of an Executive Bonus Plan for the benefit of the named executive officers. Under the terms of the Executive Bonus Plan, through the course of each year the Compensation Committee considers and identifies corporate and individual goals in consultation with management. Named executive officers are allocated responsibility for various goals, which may overlap among executive officers. Individual objectives are necessarily tied to the particular area of expertise or responsibility of the employee and such employee's performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort. At the end of each year the Compensation Committee reviews the levels of achievement and performance. The Compensation Committee approves the annual cash incentive award for the Chief Executive Officer and each other named executive officer. The Compensation Committee's determination, other than with respect to the Chief Executive Officer, is generally based upon the Chief Executive Officer's recommendations. Exact amounts are confirmed in the discretion of the Committee and recommended to the full Board of Directors for ratification. Employee directors abstain from the Board's deliberations and votes on their own compensation.

We do not have a formal policy on the effect on bonuses of a subsequent restatement or other adjustment to our financial statements, other than the penalties provided by law.

Long-Term Incentive Plan Awards

We have adopted our 1997 Long-Term Incentive Plan (the "1997 Plan") and 2006 Long-Term Incentive Plan (the "2006 Plan") for the purpose of providing additional performance and retention incentives to executive officers and other employees by facilitating their purchase of a proprietary interest in our common stock. The two plans provide certain of our employees, including our executive officers, with incentives to help align those employees' interests with the interests of our stockholders and to give those employees a continuing stake in the Company's long-term success. The Compensation Committee also believes that the use of stock-based awards offers the best approach to achieving our compensation goals. The 1997 Plan has expired except insofar as it governs awards already granted and still outstanding under it. Upon the effectiveness of the 2006 Plan, our Board of Directors ceased issuing awards under the 1997 Plan. Both plans provide for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock awards and other equity-based rights. In most cases awards under the plans have been in the form of stock options.

The Compensation Committee administers both plans and determines the types and amounts of awards to be granted to eligible employees. Grants to executive officers are based upon the principles underlying our Executive Bonus Plan described above. All grants are subject to the ratification of the Board of Directors. Employee directors abstain from the Board's deliberations and votes on their own compensation. The plans permit awards to be made at any time in the Committee's discretion. Subject to anti-dilution adjustments for changes in our common stock or corporate structure, 492,298 shares of common stock have been reserved for issuance under the 1997 Plan and 3,530,445 shares of common stock have been reserved for issuance under the 2006 Plan. Options for 492,298 shares of our common stock were granted under the 1997 Plan and remain outstanding (that is, unexercised). As of April 3, 2008, options for 614,417 shares of our common stock and 167,000 shares of restricted stock have been granted under the 2006 Plan. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the plans. The value of stock options is dependent upon our future stock price.

Stock option grants may be made at the commencement of employment for certain managerial-level employees. In accordance with company policy they are generally made once a year thereafter by the Compensation Committee as a component of bonus compensation. Bonus stock options are granted based upon several factors, including seniority, job duties and responsibilities, job performance, and our overall performance. The Compensation Committee considers the recommendations of the Chief Executive Officer with respect to awards for employees other than the Chief Executive Officer. Unless otherwise determined by the Compensation Committee at the time of grant, all outstanding awards under the 1997 Plan will become fully vested upon a change in control. Our 2006 Long-Term Incentive Plan provides that in the event of a "change in control," all unvested options immediately vest and remain exercisable and vested for the balance of their stated term without regard to any termination of employment or service other than a termination for cause and any restriction or deferral on an award immediately lapses. The Compensation Committee determines the terms of all options. In general, stock options vest in equal monthly installments over three years and may be exercised for up to five years from the date of grant at an exercise price equal to the fair market value of our common stock on the date the grant is approved by our Board. The Compensation Committee believes that the three-year vesting schedule will provide ongoing incentives for executives and other key employees to remain in our service. All outstanding awards will become fully vested upon a change in control. Upon termination of a participant's service with the Company, he or she may exercise his or her vested options for the period of 90 days from the termination of employment, provided, that if termination is due to death or disability, the option will remain exercisable for twelve months after such termination. However, an option may never be exercised later than the expiration of its term.

Perquisites and Other Compensation

Under the terms of their respective employment agreements, we provide each named executive officer with a leased car or automotive allowance together with car insurance and life insurance. We also provide general health and welfare benefits, including medical and dental coverage. We offer participation in our defined contribution 401(k) plan. We contribute matching funds of up to 4% of eligible compensation for every employee enrolled in the 401(k) plan, including named executive officers. We furnish these benefits to provide an additional incentive for our executives and to remain competitive in the general marketplace for executive talent. For additional information concerning Perquisites and Other Compensation see "Employment Agreements" below.

Severance Benefits

Our named executive officers and certain other executives with employment agreements are covered by arrangements that specify payments in the event the executive's employment is terminated. Under these employment agreements, in the event that we terminate such executive's employment without cause (as defined in the applicable employment agreement), we will be required to pay the executive an amount equal to his base salary for twelve months. Our primary reason for including severance benefits in compensation packages is to attract and retain the best possible executive talent. For a further description of these severance benefits, see "Employment Agreements" below.

Change in Control Benefits

Our named executive officers are covered by arrangements which specify that all otherwise unvested stock options fully vest upon a "change in control." Our primary reason for including change in control benefits in compensation packages is to attract and retain the best possible executive talent.

For additional information concerning benefits for named executive officers upon a change in control, see "Employment Agreements" below.

Compensation Mix

The Compensation Committee determines the mix of compensation, both between short and long-term compensation and cash and non-cash compensation, to design compensation structures that we believe are appropriate for each of our named executive officers. We use short-term compensation (base salaries and annual cash bonuses) and long-term compensation (option and restricted stock awards) to encourage long-term growth in stockholder value and to advance our additional objectives discussed above. Although our Compensation Committee does review total compensation, we do not believe that compensation derived from one component of compensation necessarily should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on our historical practices with the individual and our view of individual performance and other information we deem relevant. Our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation. As the Company's growth is recent, we have not reviewed wealth and retirement accumulation as a result of employment with us, and we have only focused on fair compensation for the year in question. The summary compensation table below illustrates the long and short-term and cash and non-cash components of compensation.

Tax and Regulatory Considerations

We account for the equity compensation expense for our employees under the rules of SFAS No. 123(R), which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

Under Section 162(m) of the Internal Revenue Code, a publicly-held corporation may not deduct more than $1,000,000 in a taxable year for certain forms of compensation made to the chief executive officer and other named executive officers listed on the Summary Compensation Table. None of our employees has received annual compensation of $1,000,000 or more. While we believe that all compensation paid to our executives in 2007 was deductible, it is possible that some portion of compensation paid in future years will be non-deductible.

Role of Executive Officers in Executive Compensation

The Compensation Committee determines the compensation payable to each of the named executive officers as well as the compensation of the members of the Board of Directors. In each case, the determination of the Compensation Committee is subject to the ratification of the full Board. Employee directors abstain from any deliberations or votes on their own compensation. The Compensation Committee formulates its recommendation for the compensation paid to each of our named executive officers, other than with respect to compensation payable to our Chief Executive Officer, based upon advice received from our Chief Executive Officer.

COMPENSATION COMMITTEE REPORT

Under the rules of the SEC, this Compensation Committee Report is not deemed to be incorporated by reference by any general statement incorporating this Annual Report by reference into any filings with the SEC.

We, the Compensation Committee of the Board of Directors of Metalico, Inc. (the "Company"), have reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of the Company. Based on such review and discussion, we have recommended to the Board of Directors inclusion of the Compensation Discussion and Analysis in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

Bret R. Maxwell, Chairman
Earl B. Cornette
Walter H. Barandiaran

Summary Compensation Table

The following Summary Compensation Table, which should be read in conjunction with the explanations provided above, summarizes compensation information for our named executive officers (our chief executive officer, chief financial officer, and our other two executive officers; we have only four executive officers) for the fiscal year ended December 31, 2007:

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Carlos E. Agüero	2007	350,000	350,000	93,910	30,153(3)	824,063
Chairman, President and Chief Executive Officer	2006	275,572	125,000	45,620	23,748(3)	469,940
Eric W. Finlayson	2007	160,000	65,000	38,575	17,308(4)	280,883
Senior Vice President and Chief Financial Officer	2006	137,120	45,000	26,267	13,382(4)	221,769
Michael J. Drury	2007	240,000	150,000	67,795	18,061(5)	475,856
Executive Vice President	2006	210,340	70,000	39,312	16,152(5)	335,804
Arnold S. Graber	2007	225,000	100,000	50,027	22,189(6)	397,216
Executive Vice President, General Counsel and Secretary	2006	198,450	60,000	47,816	14,812(6)	321,078

(1) Cash bonuses are included in compensation for the year for which they were earned, even if actually paid or awarded in the subsequent year.

(2) Amount reflects the total fair value of stock options in 2007, calculated in accordance with SFAS No. 123(R). See Note 14 of "Notes to Financial Statements—Stock-Based Compensation Plans."

(3) Includes matching contribution payments made to our 401(k) Plan (4% of eligible compensation) for the benefit of Mr. Agüero of $15,695 and $12,106 and the dollar value of term life insurance premiums paid for the benefit of Mr. Agüero of $1,563 and $744 for the years ending December 31, 2007 and 2006, respectively. Also includes car insurance premiums for additional vehicles of $3,639 and $4,134 for the years ending December 31, 2007 and 2006, respectively.

(4) Includes matching contribution payments made to our 401(k) Plan (4% of eligible compensation) for the benefit of Mr. Finlayson of $6,889 and $6,667 and the dollar value of term life insurance premiums paid for the benefit of Mr. Finlayson of $672 and $514 for the years ending December 31, 2007 and 2006, respectively.

(5) Includes matching contribution payments made to our 401(k) Plan (4% of eligible compensation) for the benefit of Mr. Drury of $10,013 and $10,452 and the dollar value of term life insurance premiums paid for the benefit of Mr. Drury of $1,236 and $591 for the years ending December 31, 2007 and 2006, respectively.

(6) Includes matching contribution payments made to our 401(k) Plan (4% of eligible compensation) for the benefit of Mr. Graber of $10,440 and $8,804 and the dollar value of term life insurance premiums paid for the benefit of Mr. Graber of $1,058 and $860 for the years ending December 31, 2007 and 2006, respectively.

Grants of Plan-Based Awards

During 2007, we granted awards to our named executive officers pursuant to our 2006 Long-Term Incentive Plan. All of the awarded stock options vest in equal monthly installments over three years and may be exercised for up to five years from the date of grant. Information with respect to each of these awards, including estimates regarding future payouts during the relevant performance period under each of these awards on a grant by grant basis, is set forth in the table below:

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards(1) ($)
Carlos E. Agüero, *CEO*	July 27, 2007	100,000	$7.74	$406,000
Eric W. Finlayson, *CFO*	July 27, 2007	18,000	$7.74	$ 73,080
Michael J. Drury	July 27, 2007	50,000	$7.74	$203,000
Arnold S. Graber	July 27, 2007	25,000	$7.74	$101,500

(1) Amount reflects the total fair value of stock options in 2007, calculated in accordance with SFAS No. 123(R). See Note 14 of "Notes to Financial Statements — Stock-Based Compensation Plans."

Narrative Disclosure of Summary Compensation and Grants of Plan-Based Awards

Executive Bonus Plan

Our Board of Directors has approved the Executive Bonus Plan as an incentive compensation plan for our executive officers to be administered by the Board's Compensation Committee. Each year, the Compensation Committee considers and identifies a series of corporate and individual goals. Each executive officer is allocated a measure of responsibility for particular goals, which may overlap with assigned goals for other officers. Individual incentive awards are based on progress in achieving allocated goals and discretionary evaluations of the eligible employees. Awards included a cash payment under the Bonus Plan and a grant of options to purchase our common stock under the Long-Term Incentive Plans described below.

1997 Long-Term Incentive Plan

We adopted the 1997 Long-Term Incentive Plan (the "1997 Plan") for the purpose of providing additional performance and retention incentives to officers and employees by facilitating their purchase of a proprietary interest in our common stock. Subject to anti-dilution adjustments for changes in our common stock or corporate structure, the 1997 Plan allowed for a number of shares of our common stock equal to the greater of 525,000 or 10% of the total number of shares of our common stock outstanding to be issued pursuant to awards under the 1997 Plan. The 1997 Plan has expired except insofar as it governs awards already granted and still outstanding under it. Upon the effectiveness of the 2006 Plan (described below), our Board of Directors ceased issuing awards under the 1997 Plan.

The 1997 Plan provided for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock awards and other equity-based rights to our officers, consultants and employees as determined by the 1997 Plan administrator from time to time in its discretion. The 1997 Plan is currently administered by the Compensation Committee of our Board of Directors.

Stock options were granted based upon several factors, including seniority, job duties and responsibilities, job performance, and our overall performance. Stock options were typically granted with an exercise price equal to the fair market value of a share of our common stock on the date of grant, and vested at such times as determined by the Compensation Committee in its discretion. In general, stock options vest in equal monthly installments over three years and may be exercised for up to five years from the date of grant. Unless otherwise determined by the Compensation Committee at the time of grant, all outstanding awards under the 1997 Plan will become fully vested upon a change in control.

We receive no monetary consideration for the granting of stock options pursuant to the 1997 Plan. However, we receive the cash exercise price for each option exercised. The exercise of options and payment for the shares received would contribute to our equity.

As of April 3, 2008, approximately a total 737,510 shares of our common stock have either been issued under the 1997 Plan or are subject to outstanding awards (that is, unexercised options) under the 1997 Plan. No other types of award were issued under the 1997 Plan.

2006 Long-Term Incentive Plan

Our 2006 Long-Term Incentive Plan (the "2006 Plan") became effective May 23, 2006 upon approval by our stockholders at our 2006 annual meeting. The purpose of the 2006 Plan is to provide additional performance and retention incentives to officers and employees by facilitating their purchase of a proprietary interest in our common stock. Subject to anti-dilution adjustments for changes in our common stock or corporate structure, 3,530,445 shares of common stock have been reserved for issuance under the 2006 Plan. As of April 3, 2008, options for 614,417 shares of our common stock have been granted and are outstanding under the 2006 Plan and 167,000 shares of restricted stock have been granted and are outstanding under the 2006 Plan.

The 2006 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock awards and other equity-based rights. Awards under the 2006 Plan may be granted to our officers, consultants and employees as determined by the 2006 Plan administrator from time to time in its discretion. The 2006 Plan is currently administered by the Compensation Committee of our Board of Directors.

Stock options are granted based upon several factors, including seniority, job duties and responsibilities, job performance, and our overall performance. Stock options are typically granted with an exercise price equal to the fair market value of a share of our common stock on the date of grant, and become vested at such times as determined by the Compensation Committee in its discretion. In general, stock options vest in equal monthly installments over three years and may be exercised for up to five years from the date of grant. Unless otherwise determined by the Compensation Committee at the time of grant, all outstanding awards under the 2006 Plan will become fully vested upon a change in control.

We receive no monetary consideration for the granting of stock options pursuant to the 2006 Plan. However, we receive the cash exercise price for each option exercised. The exercise of options and payment for the shares received would contribute to our equity.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The plan provides that each participant may contribute a percentage of his or her pre-tax compensation up to the statutory limit, which was $15,500 for calendar year 2007 and is $15,500 again for calendar year 2008. Participants who are age 50 or older can also make "catch-up" contributions, which for calendar years 2007 and 2008 may be up to an additional $5,000 above the statutory limit. Under the 401(k) plan, each participant is fully vested in his or her deferred salary contributions, including any matching contributions by us, when contributed. Participant contributions are held and invested by the plan's trustee. The plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In 2007, we matched 100% of participant contributions up to the first 4% of eligible compensation. We intend to match participant contributions at the same level in 2008.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes equity awards granted to our named executive officers that were outstanding at the end of fiscal 2007. All such awards were made as grants of options.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Carlos E. Agüero, *CEO*	13,889	86,111	$7.74	7/27/12
	15,555	7,778	$3.03	12/31/10
	54,000	—	$4.90	12/31/09
Eric W. Finlayson, *CFO*	2,500	15,500	$7.74	7/27/12
	5,903	6,597	$5.50	7/17/11
	6,667	3,333	$3.03	12/31/10
	26,000	—	$4.90	12/31/09
	10,000	—	$2.00	12/31/08
Michael J. Drury	6,944	43,056	$7.74	7/27/12
	7,083	7,917	$5.50	7/17/11
	11,111	5,556	$3.03	12/31/10
	40,000	—	$4.90	12/31/09
	90,000(1)	—	$0.01	6/1/09
	20,000	—	$2.00	12/31/08
Arnold S. Graber	3,472	21,528	$7.74	7/27/12
	5,903	6,597	$5.50	7/17/11
	6,667	3,333	$3.03	12/31/10
	28,000	—	$4.90	12/31/09
	15,000	—	$3.00	5/2/09
	15,000	—	$1.00	5/2/09

(1) Granted as warrants by the Board of Directors.

Option Exercises and Stock Vested

The following table shows aggregate exercises of stock options by our named executive officers during the year ended December 31, 2007. None of our named executive officers had any stock awards subject to vesting during that year.

Name	Shares Acquired on Exercise (#)	Value Realized(1) ($)
Carlos E. Agüero, *CEO*	20,000	83,200
Eric W. Finlayson, *CFO*	8,200	54,530
Michael J. Drury	10,950	42,815
Arnold S. Graber	20,000	137,100

(1) Value based on the aggregate difference between the closing market price on the date of exercise and the exercise price.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the year ended December 31, 2007, other than our 401(k) Plan.

Nonqualified Deferred Compensation

Our named executive officers did not earn any nonqualified compensation benefits from us during the year ended December 31, 2007.

Employment Agreements

We have employment agreements with each of our named executive officers. Each agreement has a three-year term.

The current agreements with Messrs. Agüero, Drury, Graber and Finlayson expire December 31, 2009. The agreements provide for minimum annual compensation and eligibility to receive annual performance bonuses in a combination of cash payments and option grants. Salaries are specified for the first year of the employment term and thereafter increase each year by a percentage equal to the increase in the Consumer Price Index over the previous year, provided that such increases cannot be greater than 7% or less than 3.5%. The actual amount of the annual bonus is determined based upon the named executive's performance, our performance and certain performance targets recommended by the Competition Committee under our Executive Bonus Plan and Long-Term Incentive Plans and approved by our Board of Directors. Under their respective agreements we also provide each of Messrs. Agüero and Drury with a $500,000 life insurance policy and each of Messrs. Graber and Finlayson with a $300,000 life insurance policy. Each named executive officer is also furnished with the use of a car.

If the executive's employment is terminated on account of death or disability, he is entitled to no further compensation or benefits other than those earned through the month in which such termination occurs. If the executive's employment is terminated by us for "cause" (as defined in the next paragraph) or if the executive terminates his own employment for any reason other than for "good reason" (as defined in the next paragraph), the executive is entitled to no further compensation or benefits other than those earned through the date of termination. If the executive's employment is terminated by us for any reason other than for cause, death or disability, or if the executive terminates his own employment for good reason, we will provide, as severance benefits, payment of 100% of the executive's base salary at the rate in effect on the date of termination, continuation of health and medical benefits for the twelve-month period following such termination, and immediate vesting of any unvested options. Payment of the amount of the executive's base salary is to be made in a lump sum immediately subsequent to the date of termination in the event of a termination in connection with, upon, or within one year after a "change in control" (as defined in the next paragraph) or a termination by the executive for good reason in connection with, upon, or within one year after a change in control, and in installments in accordance with our payroll policy in effect at the time payment is to be made in the event of any other termination entitling the executive to severance. All unvested options vest upon a change in control regardless of whether a termination occurs.

An executive may be terminated for "cause" if he (a) neglects his duties and such neglect is not discontinued promptly after written notice, (b) is convicted of any felony, (c) fails or refuses to comply with the reasonable written policies of the Company or directives of executive officers that are not inconsistent with his position and such failure is not discontinued promptly after written notice, or (d) materially breaches covenants or undertakings under his employment agreement and such breach is not remedied promptly. "Good reason" under the employment agreements means the occurrence, without the executive's prior written consent, of any of the following events: (i) a substantial reduction of the executive's duties, responsibilities, or status as an officer (except temporarily during any period of disability), or the executive being required to report to any person other than the executive to whom he currently reports; (ii) a change in the office or location where the executive is based on the date of his employment agreement of more than thirty (30) miles, which new location is more than sixty (60) miles from the executive's primary residence; or (iii) a breach by the Company of any material term of the employment agreement. "Change in control" under the employment agreements means the occurrence of: (i) the acquisition at any time by a "person" or "group" (as those terms are used in Sections 13(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (excluding, for this purpose, the Company or any subsidiary or any benefit plan of the Company or any subsidiary) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of securities representing 50% or more of the combined voting power in the election of directors of the then-outstanding securities of the Company or any successor of the Company; (ii) the termination of service as directors, for any reason other than death or disability, from the Board, during any period of two (2) consecutive years or less, of individuals who at the beginning of such period constituted a majority of the Board, unless the election of or nomination for election of each new director during such period was approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the period; (iii) approval by the stockholders of the Company of any merger or consolidation or statutory share exchange as a result of which the common stock of the Company is changed, converted or exchanged (other than a merger or share exchange with a wholly-owned subsidiary of the Company) or liquidation of the Company or any sale or disposition of 50% or more of the assets or earning power of the Company except for a tax free distribution of any portion of the Company to its stockholders; or (iv) approval by the stockholders of the Company of any merger or consolidation or statutory share exchange to which the Company is a party as a result of which the persons who were stockholders of the Company immediately prior to the effective date of the merger or consolidation or statutory share exchange shall have beneficial ownership of less than 50% of the combined voting power in the election of directors of the surviving corporation following the effective date of such merger or consolidation or statutory share exchange. "Change in control" does not include any reduction in ownership by the Company of a subsidiary of the Company or any other entity designated by the Board in which the Company owns at least a 50% interest (including, but not limited to, partnerships and joint ventures.)

Each agreement contains confidentiality restrictions applicable during and after the period of employment, non-solicitation of employees during the period of employment and for two years following termination, and non-competition and other non-solicitation provisions applicable during the period of employment and, upon payment of an additional sum equal to the executive's annual base salary for each year, for up to two years following termination of employment.

The following table describes the potential payments to the listed named executive officers upon such executives' termination without cause under their respective employment agreements. No additional or alternative salary or benefits would be provided upon a change of control.

Name	Salary(1)	Equity Acceleration(2)	Benefits(3)
Carlos E. Agüero, *CEO*	$350,000	$324,874	—
Eric W. Finlayson, *CFO*	$160,000	$108,546	—
Michael J. Drury	$240,000	$217,447	—
Arnold S. Graber	$225,000	$127,052	—

(1) Represents one year of base salary as of December 31, 2007.

(2) Calculated based on a change of control taking place as of December 31, 2007 and assuming a price per share of $10.81, which was the closing price for our stock on December 31, 2007. Represents the full acceleration of unvested stock options held by such named executive officer at that date.

(3) Under their respective employment agreements, each named executive officer is entitled to twelve months of continued COBRA health benefits upon termination without cause or for good reason.

DIRECTOR COMPENSATION

Employee directors do not receive additional compensation for their services as directors. The non-employee members of our Board of Directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board or committee meetings. The following table summarizes compensation that our directors earned during 2007 for services as members of our Board.

Name(1)	Fees Earned or Paid in Cash	Options Awards	All Other Compensation	Total
Earl B. Cornette	$ 8,645(2)	—	—	$ 8,645
Bret R. Maxwell	—	—	—	—
Walter H. Barandiaran	—	—	—	—
Paul A. Garrett(3)	$57,500	$10,290	—	$67,790

(1) Directors Carlos E. Agüero and Michael J. Drury are also executive officers of the Company. They do not receive additional compensation for their services as directors.

(2) Includes aggregate payments of $1,645 for consulting services in addition to regular Board duties.

(3) Mr. Garrett was initially elected a director March 16, 2005. As an inducement to join the Board and to chair its Audit Committee, Mr. Garrett was granted options for 10,000 shares of our common stock at an exercise price of $3.50 per share on that date. The options vested in equal monthly installments over a period of two years and expire on March 16, 2010. As further consideration for his services as chairman of our Audit Committee he was granted options for an additional 15,000 shares of our common stock on May 1, 2007 at an exercise price of $6.29. Those options vest in equal monthly installments over a period of three years and expire on May 1, 2012.

Mr. Cornette receives a payment of $1,000 per meeting of the Board of Directors attended. Mr. Garrett receives an annual fee of $30,000 for his services as a Director, payable in monthly installments of $2,500, an annual fee of $12,000 for his services as chairman of our Audit Committee, payable in monthly installments of $1,000, and an additional payment of $1,500 for each board meeting attended. Mr. Maxwell and Mr. Barandiaran accepted their seats on the Board as the representatives of investment funds that hold stock in the Company and are not compensated for service to us or for memberships on committees of the Board.

Limitation of Liability and Indemnification

As permitted by the Delaware General Corporation Law, we have adopted provisions in our Third Amended and Restated Certificate of Incorporation and bylaws that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to us or our stockholders;
- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or
- any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

- we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and
- we will advance expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We maintain directors' and officers' liability insurance to support these indemnity obligations.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

At this time there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee through 2007 and as of April 15, 2008 were Messrs. Maxwell (Committee Chair), Cornette, and Barandiaran. None of the members of our Compensation Committee has at any time been one of our officers or employees. None of our executive officers serves as a director or compensation committee member of any entity that has one or more of its executive officers serving as one of our Directors or on our Compensation Committee.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The following table sets forth information with respect to the beneficial ownership of shares of the Company's common stock as of April 15, 2008 for (i) each person known by us to beneficially own more than 5% of the Company's common stock, (ii) each of our Directors and each of our named executive officers listed in the Summary Compensation Table under the caption "Executive Compensation," and (iii) all of our Directors and named executive officers as a group. The number of shares beneficially owned by each stockholder and each stockholder's percentage ownership is based on 35,304,442 shares of common stock outstanding as of April 11, 2008. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes any shares over which a person possesses sole or shared voting or investment power. Except as otherwise indicated by footnote, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. In calculating the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to warrants and options held by that person that are exercisable as of the date of this table, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of calculating percentage ownership of any other person. Unless otherwise stated, the address of each person in the table is c/o Metalico, Inc., 186 North Avenue East, Cranford, New Jersey 07016.

Beneficial ownership representing less than 1% of the outstanding shares of common stock or preferred stock or less than 1% of combined voting power, as applicable, is denoted with an "*."

Name and Address of Beneficial Owner	Number of Shares(1)	Percent of Outstanding Common Stock(2)
5% Shareholders		
Infrastructure & Environmental Private Equity Fund III, LP		
The Productivity Fund III, L.P.		
Apex Investment Fund III, LP		
Environmental & Information Technology Private Equity Fund III		
Apex Strategic Partners, LLC c/o First Analysis Corporation(3) One South Wacker Drive, Suite 3900 Chicago, Illinois 60606	3,556,551	10.1%
O'Shaugnessy Asset Management, LLC(4) 6 Suburban Avenue Stamford, CT 06901	2,502,991	7.1%
Argentum Capital Partners II, L.P. Argentum Capital Partners, L.P. c/o The Argentum Group(5) 60 Madison Avenue, 7th Floor New York, New York 10010	1,713,625	4.9%
Directors and Executive Officers		
Carlos E. Agüero, *Director and Chairman,* *President and Chief Executive Officer*	6,310,449(6)	17.8%
Michael J. Drury, *Director and Executive Vice President*	306,482(7)	*
Earl B. Cornette, *Director*	24,150	*
Bret R. Maxwell, *Director*(8) c/o MK Capital 1033 Skokie Boulevard, Suite 430 Northbrook, Illinois 60062	3,695,565	10.5%
Walter H. Barandiaran, *Director*(9) c/o The Argentum Group 60 Madison Avenue, 7th Floor New York, New York 10010	1,713,625	4.9%
Paul A. Garrett, *Director*	25,861(10)	*
Arnold S. Graber, *Executive Vice President,* *General Counsel and Secretary*	107,639(11)	*
Eric W. Finlayson, *Senior Vice President and* *Chief Financial Officer*	150,395(12)	*
Executive Officers and Directors as a group (8 persons)	12,334,166	34.5%

(1) Includes shares of common stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the individuals effectively exercise sole voting and investment power.

(2) Assumes all warrants and vested options are exercised with respect to such holder.

(3) First Analysis Corporation ("FAC") is a common ultimate controlling party of the five named funds, which hold the Company's stock directly as follows: Infrastructure & Environmental Private Equity Fund III, LP (1,700,907 shares), The Productivity Fund III, L.P. (713,621 shares), Apex Investment Fund III, LP (668,977 shares), Environmental & Information Technology Private Equity Fund III (425,047 shares), and Apex Strategic Partners, LLC (44,641 shares). First Analysis Securities Corporation ("FASC"), a subsidiary of FAC, holds 3,358 shares. Mr. Maxwell does not hold voting control of the shares held by FASC.

(4) Based on information provided by O'Shaughnessy Asset Management, LLC in its Schedule 13G filed on February 11, 2008 as amended by its Schedule 13G/A filed on February 14, 2008 indicating beneficial ownership of 2,502,991 shares of common stock as of January 31, 2008 on behalf of various investment advisory clients, none of whom individually owns more than 5% of class.

(5) The Argentum Group is a common ultimate controlling party of the two named funds, which hold the Company's stock directly as follows: Argentum Capital Partners II, L.P. (1,490,461 shares) and Argentum Capital Partners, L.P. (223,164 shares).

(6) Includes 100,574 shares issuable upon the exercise of options.

(7) Includes 96,482 shares issuable upon the exercise of options and 90,000 warrants.

(8) Includes (i) shares held by venture capital funds with which Mr. Maxwell is common ultimate controlling party and described in footnote 3 above and (ii) 142,872 common shares held by the Bret R. Maxwell Revocable Trust.

(9) Shares held by venture capital funds with which Mr. Barandiaran is affiliated and described in footnote 5 above.

(10) Includes 15,695 shares issuable upon the exercise of options.

(11) Includes 65,639 shares issuable upon the exercise of options.

(12) Includes 56,695 shares issuable upon the exercise of options.

EQUITY COMPENSATION PLAN INFORMATION

We have two stockholder approved equity compensation plans, the 1997 Long Term Incentive Plan and the 2006 Long-Term Incentive Plan described above. Options generally vest in equal monthly installments over three years and may be exercised for up to five years from the date of grant.

The following table provides certain information regarding our equity incentive plans as of December 31, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	1,185,919	$5.03	3,173,801
Equity compensation plans not approved by security holders	—		—
Total	1,185,919	$5.03	3,173,801

Item 13. ***Certain Relationships and Related Party Transactions***

In the ordinary course of our business and in connection with our financing activities, we have entered into a number of transactions with our directors, officers and certain 5% or greater shareholders. All of the transactions set forth below were approved by the unanimous vote of our Board of Directors with interested directors abstaining. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. Our Board of Directors is responsible for approving related party transactions, as defined in applicable rules by the Securities and Exchange Commission.

- Carlos E. Agüero, our Chairman, President and Chief Executive Officer, is a limited partner of Infrastructure & Environmental Private Equity Fund III, L.P., and of Argentum Capital Partners II, L.P., two of the

Company's venture capital investors. His holdings in each fund are less than 1% of such fund's limited partnership interests.

- The Argentum Group, the ultimate controlling party of Argentum Capital Partners II, L.P. and Argentum Capital Partners, L.P. which hold certain interests in the Company as set forth above, also controls partnership interests in two other investment funds that hold a portion of the Company's stock, Infrastructure & Environmental Private Equity Fund III, LP, and Environmental & Information Technology Private Equity Fund III. Walter H. Barandiaran, a director of the Company, is a managing partner of The Argentum Group.

- The Company owns 47% of the outstanding stock of Beacon Energy Corp., a privately held corporation formerly known as AgriFuel Co., pursuant to investments approved by our Board of Directors on November 3, 2006 and August 10, 2007. In addition, Mr. Agüero holds approximately 8.2% of the stock of Beacon and serves as the chairman of its board of directors. Mr. Drury holds less than 1% of the stock of Beacon. The Beacon investment was reviewed and recommended to the Board by a committee of independent directors having no direct or indirect interests in Beacon. The interests of Mr. Agüero and Mr. Drury were fully disclosed to the committee prior to its review of the investments and to the Board prior to its approval of the investments, and both abstained from the Board's votes on the matter.

- Between November 18, 2004 and December 9, 2004, we closed a limited private offering of convertible debt to unaffiliated third party accredited investors and certain related parties identified below. All debt evidenced by November Convertible Notes was converted to shares of our common stock on or before December 11, 2006. Each holder of a November Convertible Note also received warrants (collectively the "November Warrants") to purchase 0.20 shares of our common stock for every one share of our common stock into which the principal amount of such holder's respective November Convertible Note may be converted, exercisable for a period of three years from the date of the November Convertible Note with an exercise price of $4.00 per share (each a "November Warrant"). All November Warrants were exercised on or before November 30, 2007, some pursuant to a cashless exercise option that reduced the number of shares of stock actually issued, resulting in the issuance of 168,423 shares of our common stock. The terms of the November Warrants were offered to and accepted by unaffiliated third parties in arm's-length transactions. Mr. Agüero held 8,000 warrants, 5,000 of which he disposed of as a gift and 3,000 of which he exercised for common shares. Argentum Capital Partners II, LP, a holder of our common stock, held and exercised warrants for 18,462 and 24,616 common shares. Bret R. Maxwell, one of our directors and the representative of five investment funds that hold our stock, had an interest in 12,308 November Warrants held by the Bret R. Maxwell Revocable Trust and utilized a cashless exercise option that resulted in the issuance of 8,233 shares of our stock.

Director Independence

The Board of Directors has determined that each of the Directors other than Carlos E. Agüero and Michael J. Drury is "independent" under the applicable standards of the Securities and Exchange Commission and the American Stock Exchange.

Item 14. ***Principal Accountant Fees and Services***

The aggregate fees, including billed and estimated unbilled amounts applicable to the Company and its subsidiaries for the years ended December 31, 2007 and 2006, of the Company's principal accounting firm, McGladrey & Pullen LLP and its affiliate RSM McGladrey, Inc., were approximately:

	2007	2006
Audit Fees	$753,655	$420,100
Audit Related Fees	26,850	146,400
Tax Fees	173,060	163,900
All Other	7,810	1,300

Audit Fees and Tax Fees comparability is generally affected by the SEC filings made or contemplated and the volume and materiality of the Company's business acquisitions.

Audit Fees. Consists of fees for professional services rendered for the audit of our financial statements, the audit of internal control over financial reporting beginning in 2007, assistance or review of SEC filings, proposed SEC filings and other statutory and regulatory filings, preparation of comfort letters and consents and review of the interim financial statements included in quarterly reports.

Audit-Related Fees. Consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees", primarily related to consultations on financial accounting and reporting standards in 2007 and to an audit of a potential acquisition in 2006.

Tax Fees. Consists of fees for professional services rendered related to tax compliance, tax advice or tax planning.

All Other Fees. Consists of fees for all other professional services, not covered by the categories noted above.

Pursuant to the Company's Audit Committee policies, all audit and permissible non-audit services provided by the independent auditors and their affiliates must be pre-approved. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of service. The independent auditor and management are required to periodically report to the Audit Committee of the Company regarding the extent of services provided by the independent auditor in accordance with this policy.

In considering the nature of the services provided by the independent registered public accountant, the Audit Committee of the Company determined that such services are compatible with the provision of independent audit services. The Audit Committee of the Company discussed these services with the independent registered public accountant and Company management to determine that they are permitted under the rules and regulations concerning auditors' independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as rules of the American Institute of Certified Public Accountants.

PART IV

Item 15. ***Financial Statements and Exhibits***

(b) *EXHIBITS*

Part IV of the Original Filing is hereby amended solely to add the following exhibits required to be filed in connection with this Amendment No. 1 to Annual Report on Form 10-K/A.

(b) The following exhibits are filed as part of this report:

23.1 Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended

31.2 Certification of Chief Financial Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALICO, INC.
(Registrant)

By: /s/ CARLOS E. AGÜERO
Carlos E. Agüero
Chairman, President and Chief Executive Officer

Date: April 25, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CARLOS E. AGÜERO Carlos E. Agüero	Chairman of the Board of Directors, President, Chief Executive Officer and Director	April 25, 2008
/s/ ERIC W. FINLAYSON Eric W. Finlayson	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 25, 2008
/s/ MICHAEL J. DRURY Michael J. Drury	Executive Vice President and Director	April 25, 2008
/s/ EARL B. CORNETTE Earl B. Cornette	Director	April 25, 2008
/s/ BRET R. MAXWELL Bret R. Maxwell	Director	April 25, 2008
/s/ WALTER H. BARANDIARAN Walter H. Barandiaran	Director	April 25, 2008
/s/ PAUL A. GARRETT Paul A. Garrett	Director	April 25, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A

Amendment No. 2

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32453

Metalico, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-2169780**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

186 North Avenue East Cranford, NJ	**07016**	**(908) 497-9610**
(Address of Principal Executive Offices)	*(Zip Code)*	*(Registrant's Telephone Number)*

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered under Section 12(g) of the Exchange Act:
Common stock, $.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter was $147,172,777.

Number of shares of Common stock, par value $.001, outstanding as of April 17, 2008: 35,378,942

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

This Amendment No. 2 on Form 10-K/A ("Amendment No. 2") amends the Annual Report on Form 10-K of Metalico, Inc. (the "Company"), as filed by the Company on March 14, 2008 (the "Original Filing") and Amendment No. 1 on Form 10-K/A ("Amendment No. 1") as filed by the Company on April 25, 2008, and is being filed solely to re-file amended Section 302 certifications, appended as Exhibits 31.1 and 31.2, and to add the Section 906 certifications, appended as Exhibits 32.1 and 32.2.

PART IV

Item 15. ***Financial Statements and Exhibits***

(b) *EXHIBITS*

Part IV of the Original Filing as amended by Amendment No. 1 is hereby amended solely to add the following exhibits required to be filed in connection with this Amendment No. 2 to Annual Report on Form 10-K/A.

(b) The following exhibits are filed as part of this report:

31.1 Certification of Chief Executive Officer of Metalico, Inc. pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer of Metalico, Inc. pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Chief Executive Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code

32.2 Certification of Chief Financial Officer of Metalico, Inc. pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALICO, INC.
(Registrant)

By: /s/ CARLOS E. AGÜERO
Carlos E. Agüero
Chairman, President and Chief Executive Officer

Date: April 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ CARLOS E. AGÜERO Carlos E. Agüero	Chairman of the Board of Directors, President, Chief Executive Officer and Director	April 29, 2008
/s/ ERIC W. FINLAYSON Eric W. Finlayson	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 29, 2008
/s/ MICHAEL J. DRURY Michael J. Drury	Executive Vice President and Director	April 29, 2008
/s/ EARL B. CORNETTE Earl B. Cornette	Director	April 29, 2008
/s/ BRET R. MAXWELL Bret R. Maxwell	Director	April 29, 2008
/s/ WALTER H. BARANDIARAN Walter H. Barandiaran	Director	April 29, 2008
/s/ PAUL A. GARRETT Paul A. Garrett	Director	April 29, 2008

CORPORATE DIRECTORY

BOARD OF DIRECTORS:

Carlos E. Agüero
President and Chief Executive Officer
Chairman of the Board of Directors
Director since September 1997

Michael J. Drury
Executive Vice President
Director since September 1997

Earl B. Cornette
President of EBC Consulting, Inc.
Chairman, Association of Battery Recyclers
Member of the Compensation Committee
Director since September 1997

Bret R. Maxwell
Managing Partner, MK Capital
Chairman of the Compensation Committee
Member of the Audit Committee
Director since September 1997

Walter H. Barandiaran
Founder and a Managing Partner of
The Argentum Group, New York
Chairman of HorizonWimba, Inc.
Chairman of AFS Technologies, Inc.
Member of the Compensation Committee
Member of the Audit Committee
Director since June 2001

Paul A. Garrett
Former CEO of FCR, Inc.
Former KTI, Inc. Vice Chairman
Former Audit Partner,
Arthur Andersen & Co.
Chairman of the Audit Committee
Director Since March 2005

EXECUTIVES AND MANAGEMENT:

Carlos E. Agüero
President, Chief Executive Officer
and Director

Michael J. Drury
Executive Vice President

Arnold S. Graber
Executive Vice President,
General Counsel and Secretary

Eric W. Finlayson
Senior Vice President
and Chief Financial Officer

David J. DelBianco
Vice President
Business Development

Kevin Whalen
Vice President
Corporate Controller

SHAREHOLDER INFORMATION:

Executive Office
Metalico, Inc.
186 North Avenue East
Cranford, NJ 07016
Tel: (908) 497-9610
Fax: (908) 497-1097
www.metalico.com

Investor Relations
Michael J. Drury
Tel: (908) 497-9610
mjdrury@metalico.com

Independent Registered Public Accounting Firm
McGladrey & Pullen, LLP
401 Main Street
Suite 1200
Peoria, IL 61602

Transfer Agent and Registrar Common Stock
Corporate Stock Transfer, Inc.
3200 Cherry Creek South Drive
Suite 430
Denver, CO 80209-3244
Tel: (303) 282-4800
Fax: (303) 282-5800

Stock Information
American Stock Exchange
Symbol: MEA
CUSIP: 591176 10 2

INVESTOR AND PUBLIC RELATIONS

A copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission is available on-line at www.metalico.com in the SEC Filings section of the Investors webpage. Shareholders, financial analysts, potential investors, stockbrokers and portfolio representatives can obtain printed copies by calling Michael J. Drury, Executive Vice President (908) 497-9610, or sending an email to mjdrury@metalico.com.

CORPORATE GOVERNANCE

Metalico's Code of Ethics, Audit and Compensation Committee Charters, and Corporate Compliance Hotline are available on the Company's website at www.metalico.com in the Corporate Governance section of the Investors webpage.

Metalico, Inc.

LOCATIONS:

METALICO, INC.
Corporate Headquarters
186 North Avenue East
Cranford, New Jersey 07016

ANNACO (Metalico Akron, Inc.)
943 Hazel Street
Akron, Ohio 44305

METALICO ALUMINUM RECOVERY, INC.
6223 Thompson Road
Syracuse, New York 13206

METALICO BUFFALO, INC.
127 Fillmore Avenue
Buffalo, New York 14210

METALICO NIAGARA, INC.
2133 Maple Avenue
Niagara Falls, New York 14305

METALICO ROCHESTER, INC.
1515 Scottsville Road
Rochester, New York 14623

METALICO TRANSFER, INC.
150 Lee Road
Rochester, New York 14606

METALICO TRANSPORT, INC.
1951 Hamburg Turnpike
Lackawanna, New York 14218

FEDERAL AUTOCAT RECYCLING
2-20 East Peddie Street
Newark, New Jersey 07114

HYPERCAT
901 South Bolmar Street Suite H
West Chester, Pennsylvania 19382

KRIEGER RECYCLING
50 Portland Avenue
Rochester, New York 14605

MAYCO INDUSTRIES, INC.
18 West Oxmoor Road
Birmingham, Alabama 35219-9397

MAYCO GRANITE CITY
1200 16th Street
Granite City, Illinois 62040

SANTA ROSA LEAD PRODUCTS, INC.
33 South University Street
Healdsburg, California 95448

SANTA ROSA LEAD PRODUCTS, INC.
3949 Guasti Road
Ontario, California 91761

TRANZACT CORP.
1185 Lancaster Pike
Quarryville, Pennsylvania 95448

WEST COAST SHOT, INC.
32 Red Rock Road
Carson City, Nevada 89706

BEACON ENERGY CORP.
186 North Avenue East
Cranford, New Jersey 07016

AMERICAN CATCON, INC.
17401 IH Route 35 N
Buda, Texas 78610

4577 Mint Way
Dallas, Texas 75236

10123 Southpark Drive
Gulfport, Mississippi 39503

METALICO NEVILLE
3100-3400 Grand Avenue
Pittsburgh, Pennsylvania 15225

Albany Road
Brownsville, Pennsylvania 15417

96 Oliver Road
Uniontown, Pennsylvania 15401

1093 Fredonia Road
Hadley, Pennsylvania 16130

329 Dock Street
Sharon, Pennsylvania 16146

Harmon Creek Road
Colliers, West Virginia 26035

END